GRUPPO CAMPARI®

DAVIDE CAMPARI - MILANO S.p.A.

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: 026225.1 - FAX: 026225.312 - E-MAIL: DAVIDECAMPARI@CAMPARI.COM - WWW.CAMPARI.COM

[redacted]

02028857

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

May 2, 2002

Davide Campari-Milano S.p.A (File No. 82-5203)
Rule 12(g)(3)- 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari-Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)3 – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

(1) The statutory accounts of Davide Campari-Milano S.p.A, as approved by the Shareholder's Meeting held on April 30, 2002, in Italian. For a summary in English please refer to the English translation of the consolidated accounts mentioned at point (2) below, under the heading, "Parent Company's Financial Statements";

(2) The consolidated accounts as at December 31, 2001, in Italian with an English translation thereof containing the following additional information;

  (a) Parent Company's Financial Statement
  (b) Auditor's Report
  (c) Board of Statutory Auditor's Report;

(3) A press release, in Italian and English announcing the approval, by the Shareholders of the 2001 accounts; and

(4) a copy of this letter which I request that you date, stamp and return in the provided stamped and addressed envelope.

If you have any questions regarding the enclosed submission please contact me at the following telephone number: direct dial no. 00 39 02 6225 283.

Thank you for your co-operation and attention.

Yours faithfully

Liza Bathke

Encs.

30/04/2002

Cod.Fiscale e Reg. Imprese:06672120158
REA:1112227
N° iscrizione UIC: 5588
(ex-art.113 TU bancario)

DAVIDE CAMPARI-MILANO SpA
Sede in Via Filippo Turati 27 – Milano
Capitale Sociale Euro 29.040.000.= i.v.

Bilancio al 31/12/2001
(in Euro)

	31/12/2001	31/12/2000
Stato patrimoniale attivo		
A) Crediti verso soci per versamenti ancora dovuti	**0**	**0**
B) Immobilizzazioni		
I. Immateriali		
3) Diritti di brevetto industriale e opere ingegno	469.453	344.471
6) Immobilizzazioni in corso e acconti	353.868	1.498.371
7) Altre	2.061.396	1.058.136
Totale immobilizzazioni immateriali	2.884.717	2.900.978
II. Immobilizzazioni materiali		
1) Terreni e fabbricati	7.092.372	9.996.573
2) Impianti e macchinari	5.030.435	5.165.939
3) Attrezzature industriali e commerciali	224.387	292.842
4) Altri beni	1.645.306	1.440.115
5) Immobilizzazioni in corso e acconti	1.112.914	26.339
Totale immobilizzazioni materiali	15.105.414	16.921.808
III.Immobilizzazioni Finanziarie		
1) Partecipazioni in:	322.564.765	174.703.503
a) imprese controllate	322.498.848	174.627.257
d) altre imprese	65.917	76.246
2) Crediti	407.569	512.988
d) Verso altri	407.569	512.988
- oltre 12 mesi	407.569	512.988
4) Azioni proprie	31.000.000	0
Totale immobilizzazioni finanziarie	353.972.334	175.216.491
Totale immobilizzazioni	**371.962.465**	**195.039.277**
C) Attivo circolante		
I. Rimanenze		
1) Materie prime, sussidiarie e di consumo	5.016.428	5.538.347
2) Prodotti in corso di lavorazione e semilavorati	1.829.862	2.034.509

4

4) Prodotti finiti e merci	2.238.108	1.857.791
Totale rimanenze	9.084.398	9.430.647
II. Crediti		
1) Verso clienti	153	0
- entro 12 mesi	153	0
2) Verso imprese controllate	17.102.423	39.646.603
- entro 12 mesi	17.102.423	39.646.603
3) Verso imprese collegate	400	0
- entro 12 mesi	400	0
5) Verso altri	3.428.402	50.985.250
- entro 12 mesi	3.389.525	50.949.869
- oltre 12 mesi	38.877	35.381
Totale crediti	20.531.378	90.631.853
III. Attività finanz.che non costituiscono immobilizzazioni	0	0
IV. Disponibilità liquide		
1) Depositi bancari e postali	523.779	8.272.786
3) Denaro e valori in cassa	3.179	5.127
Totale disponibilità liquide	526.958	8.277.913
Totale attivo circolante	**30.142.734**	**108.340.413**
D) Ratei e risconti		
2) Vari	4.333.305	5.647.573
Totale ratei e risconti	**4.333.305**	**5.647.573**
Totale attivo	**406.438.504**	**309.027.263**

<u>Stato patrimoniale passivo</u>

A) Patrimonio netto		
I. Capitale	29.040.000	29.040.000
II. Riserva da sovrapprezzo delle azioni	0	0
III. Riserve di rivalutazione	0	0
IV. Riserva legale	5.808.000	1.499.791
V. Riserva per azioni proprie e in portafoglio	31.000.000	0
VI. Riserve statutarie	0	0
VII. Altre riserve:	17.375.915	16.709.727
- Riserva straordinaria	7.981.689	7.981.689
- Riserva conf.partec.ex-D.Lgs.544/92	3.041.357	3.041.357
- Avanzo di fusione	5.686.681	5.686.681
- Riserva da ammortamenti anticipati	666.188	0
VIII. Utili (perdite) portate a nuovo	123.360.643	167.269.088
IX. Utile (Perdita) dell'esercizio	32.410.739	17.562.396
Totale patrimonio netto	**238.995.297**	**232.081.002**
B) Fondi per rischi ed oneri		
2) Per imposte	18.335.742	18.539.805
a) per imposte	17.043.078	17.043.078

9

b) per imposte differite	1.292.664	1.496.727
3) Altri	50.000	68.943
Totale fondi per rischi e oneri	**18.385.742**	**18.608.748**
C) Trattamento di fine rapporto	**5.200.239**	**5.518.523**
D) Debiti		
3) Debiti verso banche	103.554.911	3.614.301
- entro 12 mesi	103.554.911	3.614.301
5) Acconti	161.651	130.664
- entro 12 mesi	161.651	130.664
6) Debiti verso fornitori	8.633.383	8.932.798
- entro 12 mesi	8.633.383	8.932.798
8) Debiti verso imprese controllate	24.554.658	35.140.231
- entro 12 mesi	24.554.658	35.140.231
9) Debiti verso imprese collegate	0	78
- entro 12 mesi	0	78
11) Debiti tributari	3.599.689	2.504.634
- entro 12 mesi	3.599.689	2.504.634
12) Debiti verso istituti di previdenza	881.444	955.842
- entro 12 mesi	881.444	955.842
13) Altri debiti	2.431.018	1.540.442
- entro 12 mesi	2.431.018	1.540.442
Totale debiti	**143.816.754**	**52.818.990**
E) Ratei e risconti		
2) Vari	40.472	0
Totale ratei e risconti	**40.472**	**0**
Totale passivo	**406.438.504**	**309.027.263**

<u>Conti d'ordine</u>

2) SISTEMA IMPROPRIO DEGLI IMPEGNI		
Impegni verso terzi	12.816.634	53.704.255
Garanzie ricevute	2.970	31.021.371
Garanzie prestate	10.232.041	9.782.889
Totale sistema improprio degli impegni	**23.051.645**	**94.508.515**
TOTALE CONTI D'ORDINE	**23.051.645**	**94.508.515**

4

	31/12/2001	31/12/2000
Conto economico		
A) Valore della produzione		
1) Ricavi delle vendite e delle prestazioni	82.091.768	86.164.819
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	175.671	187.856
5) Altri ricavi e proventi	17.717.454	16.530.659
Totale valore della produzione	**99.984.893**	**102.883.334**
B) Costi della produzione		
6) Per materie prime, sussidiarie, consumo e merci	37.973.463	36.882.749
7) Per servizi	19.401.672	16.209.996
8) Per godimento di beni di terzi	4.056.451	3.981.548
9) Per il personale	15.211.299	14.987.122
a) Salari e stipendi	10.257.970	10.274.348
b) Oneri sociali	3.355.871	3.448.097
c) Trattamento di fine rapporto	709.176	739.849
e) Altri costi	888.282	524.828
10) Ammortamenti e svalutazioni	3.963.788	2.781.731
a) Ammortamento immobilizzazioni immateriali	1.983.775	1.035.678
b) Ammortamento immobilizzazioni materiali	1.980.013	1.746.053
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	521.918	261.050
12) Accantonamento per rischi	134.557	18.528.995
14) Oneri diversi di gestione	14.591.574	16.991.375
Totale costi della produzione	**95.854.722**	**110.624.566**
Differenza tra valore e costi di produzione (A - B)	**4.130.171**	**-7.741.232**
C) Proventi e oneri finanziari		
15) Proventi da partecipazioni	30.004.665	22.258.733
- da imprese controllate	30.000.000	22.255.772
- altri	4.665	2.961
16) Altri proventi finanziari	1.882.263	3.646.608
d) proventi diversi dai precedenti	1.882.263	3.646.608
- da imprese controllate	851.661	1.621.887
- altri	1.030.602	2.024.721
17) Interessi e oneri finanziari	8.025.627	2.028.584
- da imprese controllate	1.699.175	1.716.556
- altri	6.326.452	312.028
Totale proventi e oneri finanziari (15 + 16 - 17)	**23.861.301**	**23.876.757**
D) Rettifiche di valore di attività finanziarie	**0**	**0**
E) Proventi e oneri straordinari		
20) Proventi straordinari:	7.515.919	3.903.148
- Plusvalenze da alienazioni	3.633.892	3.061.642
- Altri proventi straordinari	3.882.027	841.506

21) Oneri straordinari:	372.921	209.104
- Altri oneri straordinari	372.921	209.104
Totale delle partite straordinarie (20 - 21)	**7.142.998**	**3.694.044**
Risultato prima delle imposte (A - B +/- C +/- D +/- E)	**35.134.470**	**19.829.569**
22) Imposte sul reddito d'esercizio	2.723.731	2.267.173
- Correnti	1.836.345	1.456.795
- Imposte differite	279.118	1.252.418
- Imposte anticipate	608.268	-442.040
23) RISULTATO DI ESERCIZIO	**32.410.739**	**17.562.396**

Presidente del Consiglio di Amministrazione
Garavoglia Luca

Cod.Fiscale e Reg. Imprese : 06672120158
REA : 1112227
N° iscrizione UIC: 5588
(ex-art.113 TU bancario)

DAVIDE CAMPARI-MILANO SpA
Sede in Via Turati 27 - MILANO
Capitale Sociale Euro 29.040.000 i.v.

Nota integrativa al bilancio chiuso il 31/12/2001

Premessa
Nel corso del 2001 le azioni della Società sono state quotate al Mercato Telematico Azionario, organizzato e gestito da Borsa Italiana SpA, come meglio evidenziato nella Relazione sulla Gestione.
Di conseguenza l'informativa al bilancio, a partire da questo esercizio, è integrata con quanto previsto dalle specifiche normative per le società quotate.

Criteri di formazione
Il bilancio d'esercizio è redatto in conformità agli articoli 2423 e seguenti del Codice Civile, come risulta dalla presente Nota integrativa, redatta ai sensi dell'articolo 2427 del Codice civile, che costituisce, ai sensi e per gli effetti dell'articolo 2423, parte integrante del bilancio d'esercizio ed in conformità anche a quanto disposto dal Decreto Legislativo n. 127 del 9 aprile 1991.
Le norme di legge sulla base delle quali il bilancio è stato redatto sono state interpretate ed integrate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonchè da specifiche disposizioni di legge.
Ai sensi del D.Lgs. 127/91 la Società ha altresì predisposto il bilancio consolidato di Gruppo.
Per i casi previsti dalla legge è stato richiesto il consenso del collegio sindacale.

Struttura dello Stato Patrimoniale e del Conto Economico
Sono stati adottati gli schemi prescritti dalla vigente normativa di cui agli articoli 2424 e 2425 del Codice Civile che ha recepito nell'ordinamento italiano la direttiva comunitaria in materia di conti annuali delle società per azioni.
Le voci che nello schema di legge sono precedute da lettere maiuscole o da numeri romani sono riportate anche nel caso in cui il loro importo sia di valore uguale a zero.
Le voci precedute da numeri arabi o da lettere minuscole, nonché eventuali ulteriori suddivisioni previsti dalla legge, non compaiono nello Stato Patrimoniale e nel Conto Economico se hanno saldo zero sia nell'esercizio in corso che nell'esercizio precedente. In nessun caso si è proceduto al raggruppamento di voci.
La Nota Integrativa costituisce integrazione ed analisi dei dati di bilancio e contiene le informazioni richieste dal Codice Civile e dalle norme di legge che disciplinano l'informativa di bilancio per le Società quotate sul mercato telematico azionario.

Criteri di valutazione
I criteri utilizzati nella formazione del bilancio chiuso al 31/12/2001 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.
La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività.
Gli utili, pertanto, sono inclusi se realizzati o incassati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dell'esercizio, entro la data di approvazione da parte del Consiglio di Amministrazione.
I criteri di valutazione adottati sono quelli prescritti dall'art. 2426 del Codice Civile con l'osservanza dei criteri generali sopra menzionati.

In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti:

Immobilizzazioni

Immateriali
Le immobilizzazioni immateriali sono rappresentate principalmente da software in licenza d'uso e sono iscritte al costo d'acquisto, comprensivo degli oneri accessori e vengono ammortizzate a quote costanti sulla prevista utilità futura, pari a tre anni.

Materiali
Le immobilizzazioni materiali sono iscritte nel bilancio al costo storico di acquisto o rettificato da rivalutazioni monetarie effettuate ai sensi delle leggi che hanno disciplinato questa materia. Gli ammortamenti sono calcolati sul valore storico dei cespiti ovvero sul valore rivalutato, secondo il metodo dell'ammortamento a quote costanti, sulla base della vita utile stimata per i relativi cespiti.
Le immobilizzazioni materiali vengono svalutate in caso di esistenza di perdite di valore non recuperabili.

Beni in leasing
Il metodo di contabilizzazione seguito per i beni in leasing, è conforme alla prassi civilistica vigente in Italia che prevede per la Società conduttrice il riconoscimento a conto economico dei canoni di locazione pagati.

Immobilizzazioni Finanziarie
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese controllate ed in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.

Rimanenze di magazzino
Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritti al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione ed il valore di presunto realizzo desumibile dall'andamento del mercato.
I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo LIFO a scatti annuali e la differenza rispetto al valore delle rimanenze determinato dai prezzi correnti di fine esercizio viene indicata nel paragrafo di commento alle rimanenze di magazzino.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo, determinato in linea con i criteri di cui sopra, viene iscritto tra le rimanenze di fine esercizio.
Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili vengono integralmente svalutate.

Crediti e debiti
I crediti vengono valutati al presumibile valore di realizzo.
I debiti sono rilevati al loro valore nominale.
I crediti ed i debiti in valuta estera sono iscritti ai cambi in vigore al momento della loro contabilizzazione. I crediti ed i debiti in valuta estera dei paesi aderenti all'Unione Monetaria Europea (area Euro), vengono iscritti ai cambi irrevocabili fissati al 31 dicembre 1998.
I crediti e i debiti in valute diverse da quelle facenti parte dei paesi aderenti all'Unione Monetaria Europea vengono allineati ai cambi di fine esercizio. Le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al Conto Economico.

Disponibilità liquide
I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti in bilancio sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti
Alla voce ratei e risconti attivi sono iscritti i proventi esigibili in esercizi successivi ed i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza esigibili in esercizi successivi ed i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi ed oneri
Al fine di coprire le passività potenziali a carico della Società vengono iscritti al passivo dello Stato Patrimoniale fondi rischi ed oneri.
I fondi per rischi ed oneri iscritti si riferiscono ad oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza.
Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel Conto Economico.
I fondi per rischi ed oneri comprendono anche gli accantonamenti effettuati per imposte dirette ed indirette relative a posizioni non ancora definite o in contenzioso, nonché gli accantonamenti al fondo imposte differite.

Imposte sul reddito correnti
Le imposte correnti vengono accantonate in base alle aliquote in vigore applicate ad una stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio.

Imposte sul reddito differite
Le imposte differite a partire dall'esercizio 1999, a seguito dell'emanazione del principio contabile n. 25, sono contabilizzate secondo il "liability method" e pertanto riflettono gli effetti fiscali derivanti dalle differenze temporali tra i valori inclusi nel bilancio ed i rispettivi valori fiscali, valorizzate sulla base delle aliquote fiscali ragionevolmente stimate per gli esercizi futuri.
Le imposte differite attive, comprese quelle derivanti da perdite fiscali pregresse, sono contabilizzate solo in presenza di ragionevole certezza circa il loro recupero.
Si ricorda che gli ammortamenti anticipati contabilizzati ai sensi dell'art. 67 comma 3 del TUIR e di quanto indicato dal principio contabile n. 25, non transitano dal conto economico e vengono direttamente imputati ad apposita riserva di Patrimonio Netto, generando di conseguenza passività per imposte differite.
La riconciliazione, con le relative spiegazioni, tra l'onere fiscale iscritto a bilancio e l'onere fiscale teorico, viene riportata nei prospetti allegati alla presente Nota Integrativa.

Trattamento di fine rapporto
Il trattamento di fine rapporto (T.F.R.), spettanza dei dipendenti accumulata durante il periodo lavorativo e pagabile subito dopo l'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente. L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano. Nello Stato Patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine
Vengono iscritti tra i conti d'ordine le garanzie prestate direttamente o indirettamente, distinguendosi tra fidejussioni, avalli ed altre garanzie personali, per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.
Tra gli altri conti d'ordine figurano anche il valore delle rate non ancora corrisposte su beni in leasing ed il valore corrente dei beni in deposito presso terzi.

Riconoscimento dei ricavi e degli altri proventi
I ricavi ed i proventi sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. In particolare:
- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni. Le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione ed in accordo con i relativi contratti;
- i dividendi da imprese partecipate sono iscritti a conto economico nell'esercizio in cui la relativa delibera assembleare di distribuzione viene approvata; tale periodo generalmente coincide con quello dell'incasso;
- il relativo credito d'imposta è iscritto a conto economico nell'esercizio in cui sono iscritti i dividendi.

Spese di ricerca e sviluppo
I costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti.

4

Spese di pubblicità
I costi di pubblicità sono riconosciuti a conto economico nell'esercizio in cui vengono sostenuti.

I rapporti con le imprese controllate, controllanti, sottoposte al controllo di queste ultime e con altre controparti correlate
La Società intrattiene rapporti commerciali principalmente per vendita di prodotti, prestazioni di servizi legali, amministrativi e di coordinamento generale nonchè rapporti finanziari derivanti dalla gestione della tesoreria centralizzata verso Società del Gruppo Campari. I rapporti commerciali sono regolati a prezzi di mercato ed i rapporti finanziari generano oneri e proventi finanziari in linea con i tassi di mercato. Non sono state effettuate transazioni con altre parti correlate.

Composizione delle voci di Stato Patrimoniale
Qualora sia necessario operare modifiche ai contenuti di alcune voci di bilancio si effettuano le medesime riclassificazioni anche al bilancio precedente per motivi di comparazione.

Altre informazioni
Espressione degli importi monetari
A seguito dell'adozione dell'Euro come moneta di conto nel corso dell'esercizio 2001, il presente bilancio é redatto in Euro. I saldi di bilancio a confronto del precedente esercizio sono quelli già presentati negli schemi appositamente redatti e allegati alla Relazione sulla Gestione del bilancio dell'esercizio 2000.
Gli importi riportati nella seguente nota integrativa, se non diversamente indicato, sono espressi in unità di Euro.

Compensi corrisposti a amministratori, sindaci e direttori generali
Con riferimento alla deliberazione Consob n.11971 del 14 maggio 1999, sono riportati nel prospetto allegato alla presente Nota Integrativa n. 5, i compensi corrisposti dalla Davide Campari-Milano Spa e dalle sue controllate, ad amministratori, sindaci e direttori generali della Davide Campari-Milano Spa.

Stock Options attribuite ad amministratori e direttori generali
In data 2 maggio 2001, l'assemblea ordinaria degli azionisti della Davide Campari-Milano SpA ha deliberato l'approvazione del piano quadro per la disciplina delle stock option, che prevede le modalità per l'attribuzione di opzioni per la sottoscrizione e/o l'acquisto di azioni della Società, sia a soggetti legati da un rapporto di lavoro dipendente sia ad amministratori di una o più società del Gruppo e/o a soggetti che rendono abitualmente prestazioni d'opera a favore di una o più società del Gruppo; nell'ambito della stessa assemblea, il Consiglio d'Amministrazione é stato autorizzato ad acquistare azioni proprie della società nella misura determinata dal Consiglio, fino al limite massimo del 10% del capitale sociale.
In data 13 luglio, la società ha a tal fine acquistato al prezzo di collocamento pari a Euro 31, n.1.000.000 di azioni proprie da destinarsi al piano di stock option, a fronte del cui acquisto é stata iscritta in bilancio una riserva indisponibile per Euro 31.000.000.
I beneficiari ed il numero di Opzioni a ciascuno attribuite sono stati individuati dal Consiglio di Amministrazione su proposta del Comitato Remunerazione e Nomine, tenendo conto della funzione e dell'importanza del ruolo rivestito da ciascun beneficiario nell'ambito del Gruppo, nonché dell'interesse della Società a graduarne l'incentivazione nell'ambito delle proprie strategie di sviluppo.
Il prezzo unitario di acquisto e/o di sottoscrizione delle azioni é pari al prezzo finale di offerta per l'ammissione alla quotazione sul Mercato Telematico Azionario, corrispondente a Euro 31, e rimarrà invariato per tutta la durata del Piano.
Le Opzioni potranno essere esercitate dal giorno successivo alla scadenza del Periodo di Esercizio, che avrà decorrenza a partire dal 30 giugno 2006, o in via anticipata esclusivamente al verificarsi di determinati presupposti previsti dal piano stesso.
Non è ammesso l'esercizio parziale delle Opzioni.

In osservanza alla deliberazione Consob n.11971 del 14 maggio 1999, sono riportati nel prospetto allegato alla presente Nota Integrativa n. 6, le informazioni relative all'assegnazione gratuita di azioni o l'offerta di opzioni per l'acquisto o la sottoscrizione di azioni della Davide Campari-Milano Spa, previste dal piano di Stock Option attribuite ad amministratori e direttori generali dalla Davide Campari-Milano Spa e dalle sue controllate.

Dati sull'occupazione
L'organico medio aziendale nel corso dell'esercizio ha subito la seguente evoluzione:

Organico	31/12/2001	31/12/2000	Variazioni
Dirigenti	20	19	1
Impiegati	153	161	-8
Operai	99	108	-9
Altri	0	3	-3
	272	**291**	**-19**

Il contratto nazionale di lavoro applicato è quello dell'industria alimentare, ad eccezione dei portieri degli immobili di proprietà, per i quali si applica il contratto dei dipendenti da proprietari di fabbricati.

ATTIVITÀ

B) Immobilizzazioni

I. Immobilizzazioni immateriali

Saldo al 31/12/2001	Euro	2.884.717
Saldo al 31/12/2000	Euro	2.900.978
	Variazioni	**-16.261**

Totale movimentazione delle immobilizzazioni immateriali

Descrizione costi	Valore 31/12/2000	Incrementi esercizio	Decrementi Esercizio	Ammort. esercizio	Valore 31/12/2001
Software in licenza d'uso	344.471	556.407	0	431.425	469.453
Imm. in corso e acconti	1.498.371	1.872.974	3.017.477	0	353.868
Altre	1.058.136	2.573.349	17.739	1.552.350	2.061.396
	2.900.978	**5.002.730**	**3.035.216**	**1.983.775**	**2.884.717**

Nella voce "Software in licenza d'uso", in conformità ai principi contabili vigenti, viene imputato il puro costo di acquisto della licenza; i costi esterni di consulenza sostenuti per l'implementazione e lo sviluppo del software stesso sono iscritti nella voce "Altre immobilizzazioni immateriali"
La componente più rilevante del saldo patrimoniale è relativa all'investimento del software applicativo SAP R/3.
Nella voce software in licenza d'uso gli incrementi più significativi sono relativi per Euro 445.130.= alle licenze d'uso per la parte già implementata del software "Customer Relationship Management" , ovvero lo strumento informatico dedicato alla gestione del cliente, nonchè per Euro 85.545.= al sistema finalizzato alla rintracciabilità dei lotti di produzione presso lo Stabilimento di Sesto San Giovanni.

Nel gruppo "altre" si individuano spese incrementative di software per l'implementazione di SAP R/3, relativamente al ciclo attivo, pari a Euro 1.957.666.=, per l'installazione del software "Customer Relationship Management" nonchè per lo sviluppo dell'ambiente statistico pari a Euro 410.336.=
Si evidenziano inoltre incrementi per l'ammodernamento dell'impianto ascensori per l'immobile di Via Turati e migliorie diverse per l'immobile di Via Cavalieri per Euro 196.586.=

Rivalutazione delle immobilizzazioni immateriali
Non sono state effettuate rivalutazioni economiche o monetarie né applicate deroghe ai criteri di valutazione di cui all'art. 2423 bis comma 2 del Codice Civile.

Immobilizzazioni in corso e acconti
In tale voce si individuano immobilizzazioni in corso relative ad ulteriori progetti di sviluppo del sistema informativo Sap volti al potenziamento del software per la gestione del cliente.

I decrementi sono legati all'entrata in funzione dei moduli descritti.

Descrizione	Importo
Saldo al 31/12/2000	1.498.371
Incrementi dell'esercizio	1.872.974
Decrementi dell'esercizio	-3.017.477
Saldo al 31/12/2001	**353.868**

Precedenti rivalutazioni, ammortamenti e svalutazioni

Il costo storico all'inizio dell'anno è così composto:

Descrizione costi	Costo storico	F.do amm.to	Rivalutazioni	Svalutazioni	Valore
Imp.to e ampliamento	3.256.062	3.256.062	0	0	0
Software in licenza d'uso	737.860	393.389	0	0	344.471
Imm. in corso e acconti	1.498.370	0	0	0	1.498.370
Altre	4.298.251	3.240.114	0	0	1.058.137
	9.790.543	**6.889.565**	**0**	**0**	**2.900.978**

II. Immobilizzazioni materiali

Saldo al 31/12/2001 Euro	15.105.414
Saldo al 31/12/2000 Euro	16.921.808
Variazione	**-1.816.394**

Terreni e fabbricati

La voce Terreni e Fabbricati accoglie immobili utilizzati per l'esercizio dell'impresa e fabbricati civili in locazione a terzi.
Le cessioni sono riferite alla vendita del sito produttivo di Roma, non più in uso, per Euro 3.475.600.= ed unità immobiliari civili per Euro 410.203.=

Descrizione	Importo
Costo storico	14.123.853
Rivalutazione monetaria	5.668.193
Ammortamenti esercizi precedenti	-9.795.473
Saldo al 31/12/2000	**9.996.573**
Acquisizioni dell'esercizio	55.712
Cessioni dell'esercizio	-1.284.784
Rivalutazione monetaria su cessioni dell'esercizio	-2.601.019
Storno ammortamenti su cessioni dell'esercizio	1.383.163
Ammortamenti dell'esercizio	-457.273
Saldo al 31/12/2001	**7.092.372**

Impianti e macchinari

Gli incrementi sono riferiti ad interventi effettuati nello Stabilimento di Sesto San Giovanni sulla linea Campari Soda, nel reparto liquori e su impianti generici, come di seguito dettagliato:

9

Descrizione	Importo
Impianti atti ad un miglioramento tecnologocio nei vari reparti	255.656
Impianto potabilizzazione acqua ad osmosi inversi	158.981
Nastri di inserimento detappatrice su linea Campari Soda e rifacimento rete distribuzione acqua per lavatrici	51.998
Impianto elettrico per discensore/ascensore scatole	50.004
Modifiche incartonatrici monoblocco reparto liquori	49.772
Sistema di registrazione e mantenimento livelli conducibilità	48.910
Tunnel fonoisolanti su linee ribaltamento casse	40.074
Macchina detappatrice rotativa	38.734
Impianto antintrusione	31.827
Caldaia per riscaldamento Villa Campari	18.571
Reggiatrice casse automatica	18.076
	762.603

Descrizione	Importo
Costo storico	18.900.119
Rivalutazione monetaria	2.752.977
Ammortamenti esercizi precedenti	-16.487.157
Saldo al 31/12/2000	**5.165.939**
Acquisizioni dell'esercizio	762.603
Cessioni dell'esercizio	-269.438
Rivalutazione monetaria su cessioni dell'esercizio	-226.696
Storno ammortamenti su cessioni dell'esercizio	494.854
Ammortamenti dell'esercizio	-896.827
Saldo al 31/12/2001	**5.030.435**

Attrezzature industriali e commerciali

Le acquisizioni sono relative ad attrezzatura di stabilimento per servizi generali, di manutenzione e di laboratorio chimico.

Descrizione	Importo
Costo storico	432.450
Ammortamenti esercizi precedenti	-139.608
Saldo al 31/12/2000	**292.842**
Acquisizioni dell'esercizio	24.784
Ammortamenti dell'esercizio	-93.239
Saldo al 31/12/2001	**224.387**

Altri beni (Mobilio, Macchine elettroniche, Autovetture, Automezzi)

Le acquisizioni più significative riguardano le macchine elettroniche costituite da personal computer e stampanti per Euro 486.098.=, apparati per l'*intranet* di gruppo per Euro 40.353.= ed apparecchiature elettroniche diverse per Euro 31.804.=.

Altri incrementi si riferiscono all'acquisto di autovetture per Euro 194.031.=, mobili ed arredi per Euro 45.999.= ed attrezzatura minuta, macchine ufficio e carrelli elevatori per Euro 15.831.=.

I decrementi sono principalmente costituiti da dismissioni di macchine elettroniche obsolete per Euro 938.500.= e carrelli elevatori per Euro 83.519.=.

Descrizione	Importo
Costo storico	6.877.910
Ammortamenti esercizi precedenti	-5.437.795
Saldo al 31/12/2000	**1.440.115**
Acquisizioni dell'esercizio	814.166
Cessioni dell'esercizio	-1.028.683
Storno ammortamenti per cessioni dell'esercizio	952.384
Ammortamenti dell'esercizio	-532.676
Saldo al 31/12/2001	**1.645.306**

Immobilizzazioni in corso e acconti

Descrizione	Importo
Saldo al 31/12/2000	**26.339**
Incrementi dell'esercizio	1.112.914
Decrementi dell'esercizio	-26.339
Saldo al 31/12/2001	**1.112.914**

Il saldo al 31/12 è costituito da acconti per l'acquisto di impianti destinati all'unità produttiva di Sesto S.G. per Euro 132.902.= e da immobilizzazioni in corso costituite principalmente da una lavatrice per linea Campari Soda per Euro 379.030.=, un depalettizzatore per Euro 212.614.=, un palettizzatore per Euro 161.806.= ed altri impianti per Euro 226.562.=, non ancora entrati in funzione.

Totale rivalutazioni delle immobilizzazioni materiali alla fine dell'esercizio

Si elencano le rivalutazioni monetarie tuttora in essere effettuate sulle immobilizzazioni materiali iscritte nel bilancio della società al 31/12/2001.

Descrizione	Terreni e fabbricati	Impianti e macchinari	Totale
Legge 02.12.75 n. 576	58.393	251.825	310.218
Legge 19.03.83 n. 72	171.168	2.274.456	2.445.624
Legge 30.12.91 n. 413	2.837.613	0	2.837.613
	3.067.174	**2.526.281**	**5.593.455**

Non sono state effettuate rivalutazioni dei beni d'impresa ai sensi dell'art.3 della Legge 448 del 28/12/2001 in quanto i valori iscritti in bilancio dei beni materiali non si discostano in modo significativo da quelli effettivamente attribuibili in sede di rivalutazione.

III. Immobilizzazioni Finanziarie

Saldo al 31/12/2001	Euro	353.972.334
Saldo al 31/12/2000	Euro	175.216.491
Variazioni		**178.755.843**

Partecipazioni

Descrizione	31/12/2000	Incremento	Decremento	31/12/2001
Imprese controllate				
- Campari do Brasil	166.495	114.571.491	0	114.737.986
- DCM Partecipacoes	0	114.571.491	114.571.491	0
- Prolera Ltda	4.900	100	0	5.000
- Campari Holding	4.138.473	0	0	4.138.473
- Campari Finance Teoranta	51.293.054	0	0	51.293.054
- DI.CI.E. Holding	119.024.335	0	0	119.024.335
- Red Fire	0	33.300.000	0	33.300.000
	174.627.257	**262.443.082**	**114.571.491**	**322.498.848**
Altre imprese				
- Altre imprese	76.246	0	10.329	65.917
	174.703.503	**262.443.082**	**114.581.820**	**322.564.765**

Le informazioni relative alle partecipazioni possedute direttamente o indirettamente sono evidenziate agli allegati 1 e 2.

Come già anticipato nella Relazione sulla Gestione dello scorso esercizio, la Società in data 31/01/2001 ha acquisito dal Gruppo UDV il 100% della UDV IC (ridenominata a seguito dell'acquisto DCM Partecipacoes Ltda), proprietaria insieme alle sue controllate di marchi leader nei mercati brasiliano ed uruguaiano.

Successivamente all'acquisizione diretta da parte di Davide Campari-Milano SpA, il 30 aprile DCM Partecipacoes Ltda è stata conferita alla controllata Campari do Brasil Ltda.

Inoltre, il 21 dicembre 2001, la Società ha acquisito al valore di mercato per Euro 33.300.000.=, dalla controllata DI.CI.E. Holding, il 100% della Società Redfire Inc., che detiene una quota di partecipazione nella Sky Spirits Llc.
Il valore d'iscrizione della partecipazione risulta superiore alla corrispondente frazione di patrimonio netto, in quanto tiene già conto degli effetti generati sul valore della Redfire Inc. dalla successiva acquisizione da terzi di un'ulteriore 50% della già partecipata Skyy Spirits Llc., perfezionata nel gennaio 2002.
Non si è pertanto proceduto alla svalutazione della partecipazione stessa.
Infine è stato acquistato dalla controllata DI.CI.E. Holding il rimanente 2% della Prolera Lda.

Altre imprese

Denominazione	Valuta	Valore di Bilancio
CREDEM HOLDING - Reggio Emilia	Euro	17.187
IST. RICERCHE BIOMEDICHE MARXER - Ivrea	Euro	41.316
ECOLOMBARDIA 18 - Pavia	Euro	7.414
		65.917

Altri crediti immobilizzati

Descrizione	31/12/2000	Incremento	Decremento	31/12/2001
Verso altri oltre 12 mesi	512.988	12.713	118.132	407.569
	512.988	**12.713**	**118.132**	**407.569**

La voce "Verso altri" *rappresenta il credito d'imposta per* TFR.

Azioni proprie
La Società, sulla base della Delibera Assembleare del 14 maggio 2001, ha acquistato in data 13 luglio 2001 azioni proprie per un valore di Euro 31.000.000.=, da destinarsi al piano di stock option come meglio dettagliato nei commenti "Altre Informazioni".

C) Attivo circolante

I. Rimanenze

Saldo al 31/12/2001	Euro	9.084.398
Saldo al 31/12/2000	Euro	9.430.647
Variazioni		**-346.249**

La valutazione adottata, inferiore rispetto a quella effettuata con il criterio dei costi correnti (costo medio dell'esercizio), è dettagliata come segue:

	Costo acquisto	Costi correnti	Differenza
MATERIE PRIME	2.770.473	3.084.813	314.340
MATERIALE CONFEZIONAMENTO	837.453	898.609	61.156
MATERIALE PUBBLICITARIO	1.408.502	1.421.253	12.751
SEMILAVORATI	1.829.862	2.488.994	659.132
PRODOTTI FINITI	2.238.108	2.290.466	52.358
	9.084.398	**10.184.135**	**1.099.737**

II. Crediti

Saldo al 31/12/2001 Euro	20.531.378
Saldo al 31/12/2000 Euro	90.631.853
Variazione	**-70.100.475**

La variazione del saldo dei crediti è determinata principalmente dal disinvestimento della liquidità in depositi a termine e carte commerciali, posto in essere alla fine del precedente esercizio per l'acquisizione della DCM Partecipacoes Ltda, perfezionata nel corso del Gennaio 2001. Inoltre si registra una riduzione della posizione creditoria di Tesoreria Accentrata nei confronti delle controllate, per effetto sostanzialmente della fusione della controllata Cinzano Investimenti e Partecipazioni Spa nella Campari-Crodo SpA, che ne ha ridotto la posizione debitoria.

Il saldo è così suddiviso secondo le scadenze.

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Verso clienti	153	0	0	153
Verso imprese controllate	17.102.423	0	0	17.102.423
Verso imprese collegate	400	0	0	400
Verso altri	3.389.525	38.877	0	3.428.402
	20.492.501	**38.877**	**0**	**20.531.378**

I crediti verso imprese controllate sono così composti:

Società	Crediti commerciali	Tesoreria accentrata	Crediti diversi	IVA di gruppo	Totale
CAMPARI SpA	4.562.450	779.342	848.695	711.907	6.902.394
CAMPARI-CRODO SpA	1.966	5.261.820	372.690	1.167.001	6.803.477
F.CINZANO & C.IA SpA	6.369	0	19.002	-21.949	3.422
S.A.M.O. SpA	0	0	19.890	-10.390	9.500
CAMPARI INTERN. SAM	3.254.508	0	44.918	0	3.299.426
O.DODECA	974	0	0	0	974
CAMPARI DO BRASIL	0	0	25.237	0	25.237
KALOYANNIS	0	0	12.175	0	12.175
CAMPARI S.A.	0	0	15.943	0	15.943
CAMPARI MANAGEMENT	0	0	11.793	0	11.793
CAMPARI DEUTSCHLAND	0	0	18.082	0	18.082
	7.826.267	**6.041.162**	**1.388.425**	**1.846.569**	**17.102.423**

Attraverso la Tesoreria Accentrata vengono gestiti i flussi finanziari infragruppo, regolati a tassi di interesse di mercato, pari all'Euribor a tre mesi, rilevato il giorno precedente la fine di ciascun trimestre solare.
Nella voce diversi si evidenziano crediti per il riaddebito di costi generali, amministrativi e di coordinamento delle controllate per Euro 570.000.=, in forza del contratto di servizi in essere con le Società del Gruppo; royalties per Euro 200.226.=; riaddebiti di costi assicurativi per Euro 177.657.=; crediti di natura promo/pubblicitaria per Euro 44.734.=; interessi su Tesoreria Accentrata per Euro 28.210.= ed altri di natura diversa per la rimanente parte.

I crediti verso altri sono così composti:

Crediti per imposte differite attive	180.347
Crediti verso Erario in attesa di rimborso	106.924
Altri crediti v/Erario per IRPEG in attesa di rimborso	1.012.756
Erario conto ritenuta su TFR	174
Crediti verso dipendenti	42.358
Crediti verso Istituti Previdenziali	9.085
Crediti verso Fornitori	1.516.921
Crediti verso clienti diversi	382.729
Crediti in sofferenza	84.557
meno Fdo svalutazione crediti diversi	-84.557
Crediti diversi	177.108
	3.428.402

Le differenze temporanee che alimentano le imposte differite attive sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo svalutazione crediti verso clienti e fondo rischi e oneri diversi; spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione dei bilanci.

Tali crediti si sono così movimentati:

Saldo iniziale crediti imposte differite attive	788.615
Per imposte anticipate esercizio - IRPEG	102.590
Utilizzo per imposte anticipate - IRPEG	-660.228
Per imposte anticipate esercizio - IRAP	19.354
Utilizzo per imposte anticipate - IRAP	-69.984
	180.347

I crediti verso Erario in attesa di rimborso, iscritti nei crediti verso altri, sono così costituiti:

Erario conto IRAP	80.027
Altri crediti verso Erario	26.897
	106.924

I crediti verso fornitori derivano dal pagamento anticipato di fatture alla Credemleasing, la società locatrice dello stabile in cui risiede la sede della Davide Campari-Milano SpA e di alcune controllate.

Nella voce Crediti diversi si evidenziano crediti per prelievi agricoli per Euro 159.570.=.

IV. Disponibilità liquide

Saldo al 31/12/2001 Euro	526.958
Saldo al 31/12/2000 Euro	8.277.913
Variazioni	**-7.750.955**

Descrizione	**31/12/2001**	**31/12/2000**
Depositi bancari e postali	523.779	8.272.786
Denaro e altri valori in cassa	3.179	5.127
	526.958	**8.277.913**

Per le variazioni relative alla posizione finanziaria nel suo complesso si rimanda al rendiconto finanziario, allegato n. 3 della presente Nota Integrativa.

D) Ratei e risconti

Saldo al 31/12/2001 Euro	4.333.305
Saldo al 31/12/2000 Euro	5.647.573
Variazioni	**-1.314.268**

I Ratei e Risconti rappresentano i proventi dell'esercizio esigibili in esercizi successivi ed i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

La composizione della voce è così dettagliata:

Descrizione		**Importo**
<u>**RISCONTI ATTIVI**</u>		
Abbonamenti a riviste diverse		2.546
Credem Leasing - quota maxi canone Via Turati dal 2002/2006		4.318.898
Altri		11.861
	TOTALE	**4.333.305**

La Società ha stipulato con la Credemleasing SpA in data 20 febbraio 1997 due contratti di locazione finanziaria immobiliare, riguardanti gli immobili di Via Turati 25 e 27 e di Via Cavalieri 4.

La quota del maxicanone viene ripartita secondo le seguenti scadenze:

ANNO	QUOTA MAXICANONE
2002	1.043.281
2003	1.043.281
2004	1.043.281
2005	1.043.281
2006	145.774
	4.318.898

La contabilizzazione dei suddetti contratti di leasing è quella che prevede il riconoscimento a conto economico dei canoni, come già evidenziato nei criteri di valutazione.
L'adozione della metodologia finanziaria avrebbe altrimenti comportato l'iscrizione dei beni nell'attivo e del debito residuo nel passivo patrimoniale, riconoscendo a conto economico gli ammortamenti sui beni capitalizzati e gli interessi sul debito.
Ove si adottasse tale metodologia si avrebbe un incremento delle immobilizzazioni materiali nette per Euro 26.603.728.=, un incremento dei debiti verso altri finanziari per Euro 15.242.192.= , nonché una variazione in aumento del Patrimonio Netto per Euro 7.041.929.= (al lordo dell'effetto imposte) ed un effetto sull'utile al netto di imposte per Euro 1.751.860.=

PASSIVITÀ

A) Patrimonio netto

Saldo al 31/12/2001 Euro	238.995.297
Saldo al 31/12/2000 Euro	232.081.002
Variazioni	**6.914.295**

Descrizione	31/12/2000	Incrementi	Decrementi	31/12/2001
Capitale	29.040.000	0	0	29.040.000
Riserva legale	1.499.791	4.308.209	0	5.808.000
Riserva per azioni proprie	0	31.000.000	0	31.000.000
Riserva straordinaria	7.981.689	0	0	7.981.689
Ris.confer.partec.ne ex-D.Lgs. 544/92	3.041.357	0	0	3.041.357
Avanzo di fusione	5.686.681	0	0	5.686.681
Riserva da ammortamenti anticipati	0	666.188	0	666.188
Utili (perdite) a nuovo	167.269.088	0	43.908.445	123.360.643
Utili (perdite) esercizio	17.562.396	32.410.739	17.562.396	32.410.739
	232.081.002	**68.385.136**	**61.470.841**	**238.995.297**

L'assemblea del 2/5/2001 ha deliberato la ripartizione dell'utile dell'esercizio precedente come segue:

- Riserva ammortamenti anticipati Euro 666.188.=
- Riserva legale Euro 4.308.209.=
- Dividendi agli azionisti Euro 12.587.998.=

nonchè la distribuzione di utili portati a nuovo per Euro 12.908.445.=

La Società nel corso dell'esercizio ha calcolato ammortamenti anticipati per Euro 693.461.= contabilizzati ai sensi dell'art.67 comma 3 del T.U.I.R., di cui si terrà conto in fase di destinazione dell'utile dell'esercizio e dell'approvazione del bilancio, attraverso la diretta imputazione ad apposita riserva di patrimonio netto, senza transitare dal conto economico, al netto di decrementi di detta riserva pari ad Euro 5.189.=, a seguito di dismissioni avvenute nel corso dell'esercizio.

4

Sono state iscritte nel conto economico dell'esercizio le imposte differite, pari a Euro 277.030.=, calcolate sugli ammortamenti dedotti in sede di dichiarazione dei redditi, già al netto per i decrementi relativi a cespiti ceduti nell'esercizio che avevano concorso alla riserva dell'anno precedente.

Il capitale sociale, interamente versato, è così composto.

Azioni/Quote	Numero	V.N. Euro	Totale Euro
Ordinarie	29.040.000	1	29.040.000

Alla data di chiusura del bilancio i titoli in circolazione sono i seguenti:

n. 29.040.000 azioni ordinarie

Nel capitale sociale, in precedenti esercizi, è confluita parte della riserva da conferimento ex DLgs 544/92 per Euro 21.541.046.=
Rimane iscritto nella voce "Altre riserve" l'importo residuo di detta riserva da conferimento ex-DLgs 544/92 per Euro 3.041.357.=
L'intero importo concorre a formare il reddito imponibile della Società in caso di distribuzione ai Soci.
Inoltre, come precedentemente descritto, risulta iscritta tra le voci del Patrimonio Netto la riserva in sospensione per ammortamenti anticipati pari a Euro 666.188.=, nonchè la riserva indisponibile pari a Euro 31.000.000.= relativa ad azioni proprie in portafoglio.

B) Fondi per rischi ed oneri

Saldo al 31/12/2001 Euro	18.385.742
Saldo al 31/12/2000 Euro	18.608.748
Variazioni	**-223.006**

Descrizione	31/12/2000	Incrementi	Decrementi	31/12/2001
Per imposte differite	1.496.727	279.118	483.181	1.292.664
Per imposte	17.043.078	0	0	17.043.078
ALTRI:				
- mobilità	68.943	0	68.943	0
- diversi	0	50.000	0	50.000
	18.608.748	**329.118**	**552.124**	**18.385.742**

La Società iscrive in bilancio gli accantonamenti per le situazioni di contenzioso o di rischio quando l'importo della passività potenziale è ragionevolmente determinabile.
Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e rateizzazione di plusvalenze patrimoniali.

Fondo imposte
Nel fondo si è prudenzialmente mantenuto l'importo iscritto nel precedente esercizio a fronte dei procedimenti fiscali che si sono così evoluti.
- In data 18 dicembre 2001 è stato notificato alla Società dalla Agenzia delle Entrate - Ufficio di Milano - un avviso di accertamento relativo al periodo di imposta 1995, con cui è stata rettificata la perdita fiscale dichiarata a seguito della ripresa pari a Lit. 41.064.839.000.= (Euro 21.208.220), qualificata come svalutazione di partecipazione indeducibile. Contro tale avviso la Società ha proposto ricorso, con ampie argomentazioni atte a legittimare il corretto operato della Società, dinanzi la Commissione Tributaria Provinciale di Milano in data 14/02/2002.
- In data 28 novembre 2001 la Sez. 1 della Commissione Tributaria Provinciale di Milano, accogliendo il ricorso presentato dalla Società, ha annullato l'avviso di accertamento relativo al periodo di imposta 1994 con cui era stato accertato un maggior reddito imponibile IRPEG ed ILOR di Lit. 48.216.399.000.= (Euro 24.901.690) ed irrogate sanzioni per complessive Lit. 25.651.125.000.= (Euro 13.247.700).
Inoltre, come già evidenziato nella nota integrativa del precedente esercizio alla Società nel corso del 2000 è stato notificato un processo verbale di constatazione per i periodo di imposta 1997 e 1998, indicando un maggiore imponibile IRPEG/ILOR di Lit. 3.888.010.000.= (Euro 2.007.989) oltre a sanzioni di Lit. 2.069.021.000.= (Euro 1.068.560) per il 1997 ed un maggior imponibile IRPEG/IRAP di Lit. 2.972.229.000.= (Euro 1.535.028) oltre a sanzioni di Lit. 1.281.460.000.= (Euro 661.818) per il 1998.

La Società ritiene, che i rilievi di natura fiscale contenuti nei suddetti verbali, siano privi di fondamento e per i quali, in ogni caso, qualora scaturissero futuri atti impositivi, proporrà ricorso nelle sedi competenti.

C) Trattamento di fine rapporto di lavoro subordinato

Saldo al 31/12/2001 Euro	5.200.239
Saldo al 31/12/2000 Euro	5.518.523
Variazioni	**-318.284**

La variazione è così costituita:

Variazioni	Importo
Incremento dell'esercizio	726.773
Decremento dell'esercizio	-1.045.057
	-318.284

Il fondo accantonato rappresenta l'effettivo debito della società al 31/12/2001 verso i dipendenti in forza a tale data, al netto degli anticipi corrisposti per Euro 86.830.= in base alle vigenti disposizioni di Legge e delle quote trasferite al Fondo Pensione complementare a capitalizzazione Alifond, nonchè delle quote relative a personale trasferito ad altre Società del Gruppo.

D) Debiti

Saldo al 31/12/2001 Euro	143.816.754
Saldo al 31/12/2000 Euro	52.818.990
Variazioni	**90.997.764**

Il forte aumento dei debiti, rispetto all'anno precedente, è imputabile sostanzialmente all'indebitamento bancario, finalizzato principalmente alle acquisizioni già descritte, avvenute nel corso del 2001, nonchè all'acquisto delle azioni proprie già precedentemente commentato.
L'incremento dei debiti è in parte compensato con una variazione in diminuzione delle posizioni debitorie intrasocietarie relative alla gestione centralizzata della Tesoreria, per effetto della fusione della controllata Cinzano Investimenti e Partecipazioni SpA in Campari-Crodo SpA, precedentemente citata.

I debiti sono valutati al loro valore nominale e non sono assistiti da garanzie reali.

La scadenza degli stessi è così suddivisa:

Descrizione	*Entro 12 mesi*	*Oltre 12 mesi*	*Oltre 5 anni*	*Totale*
Debiti verso banche	103.554.911			103.554.911
Acconti	161.651			161.651
Debiti verso fornitori	8.633.383			8.633.383
Debiti v/imprese controllate	24.554.658			24.554.658
Debiti tributari	3.599.689			3.599.689
Debiti v/istituti previdenza	881.444			881.444
Altri debiti	2.431.018			2.431.018
	143.816.754	**0**	**0**	**143.816.754**

Gli acconti sono relativi ad anticipi per la vendita di immobili.

I debiti verso controllate sono così costituiti:

SOCIETA'	DEBITI COMM.LI	TESORERIA ACCEN.TA	DIVERSI	TOTALE
CAMPARI-CRODO SpA	27.853	0	29.241	57.094
CAMPARI SpA	11.412	0	270.516	281.928
S.A.M.O. SpA	0	1.685.391	26.892	1.712.283
F. CINZANO SpA	6.755	21.095.587	222.936	21.325.278
CAMPARI INTERNATIONAL SAM	0	0	4.738	4.738
DI.CI.E. HOLDING	0	0	100	100
CAMPARI DEUTSCHLAND	0	0	102	102
CAMPARI FRANCE	1.173.135	0	0	1.173.135
	1.219.155	**22.780.978**	**554.525**	**24.554.658**

Per quanto attiene ai rapporti di Tesoreria Accentrata si rimanda a quanto commentato nella voce crediti verso controllate.

Nella voce diversi si evidenziano debiti per interessi su Tesoreria Accentrata per Euro 334.334.= ed altri di natura diversa per la rimanente parte.

I debiti tributari sono così composti:

Descrizione	IRPEG	RITENUTE	IVA	ALTRE IMPOSTE	ACCISE
Debito tributario al 31/12/2001	1.270.729	521.969	1.913.922	47.263	293.394
Acconti dell'esercizio	-284.145				
Ritenute subite	-161.717				
Credito d'imposta su dividendi	-1.726				
	823.141	**521.969**	**1.913.922**	**47.263**	**293.394**

Le ritenute esposte sono correlate alle retribuzioni , liquidazioni e su fatture di fornitori del mese di dicembre.

I debiti verso Istituti Previdenziali sono così composti:

INPS	702.301
INPDAI	146.009
Altri Istituti	33.134
	881.444

Tra gli Altri Debiti figurano posizioni debitorie verso dipendenti per mensilità aggiuntive, ferie e note spese complessivamente pari ad Euro 1.121.274 .= ed un debito pari a Euro 1.064.103.= correlato a transazioni pendenti in contenzioso derivanti dalla partecipazione UDV IC, quindi incorporata nella controllata Campari do Brasil.

E) Ratei e risconti

Saldo al 31/12/2001 Euro	40.472
Saldo al 31/12/2000 Euro	0
Variazioni	**40.472**

Descrizione	Importo
RATEI PASSIVI	
Interessi su finanziamenti	40.386
RISCONTI PASSIVI	
Recupero quota imp.registro 2002	86
TOTALE	**40.472**

CONTI D'ORDINE

Descrizione	Saldo al 31/12/2001	Saldo al 31/12/2000	Variazioni
Sistema improprio degli impegni v/ terzi	23.048.675	63.487.144	-40.438.469
Sistema improprio degli impegni da terzi	2.970	31.021.371	-31.018.401
	23.051.645	**94.508.515**	**-71.456.870**

I conti d'ordine sono così costituiti:

Sistema improprio degli impegni verso terzi

Fidejussioni a terzi:	
- SNAM a garanzia pagamento bollette metano	41.317
- Dogana di Milano a garanzia pagamento indennità doganali	1.033
- Dogana di Milano per diritti doganali su transiti comunitari	413.165
- Dogana di Milano a garanzia accise gravante su merce nel deposito fiscale	4.389.884
- COMIT - a favore Ministero Commercio Estero	254.000
- SAC a garanzia compravendita immob. in Roma - O.da Gubbio 13	103.291
- Dogana di Milano a garanzia presentazione bottiglie importate e contrassegnate	464.811
Fidejussioni a Società del Gruppo:	
- CAMPARI-CRODO SpA (ex-Crodo Sud) a favore Dogana di Ancona	258.228
- CAMPARI-CRODO SpA (ex-Crodo Sud) a favore Dogana di Ancona	154.937
- CAMPARI-CRODO SpA(ex-S.I.P.A.N.) a favore Dogana di Ancona	258.229
- CAMPARI SpA a favore Dir.Reg.Entrate Lombarde per manifestaz.a premi	2.171.528
- SAMO SpA a favore Ufficio IVA	68.956
Lettere di patronage a favore Società controllate:	
- Lettera di patronage del 31/01/96 a favore di Campari-Crodo SpA	1.652.662
Canone utilizzo beni di terzi	
CREDEMLEASING	
- Leasing Immobiliare V.Cavalieri 4 fino al 2006	1.284.111
- Leasing Immobiliare V.Turati 25/27 fino al 2006	11.532.523
	23.048.675

Sistema improprio degli impegni da terzi

Fidejussioni da terzi:	
- Garanzia regolare esecuzione lavori stab.to Sesto S.G.	2.583
- Cauzioni inquilini	387
	2.970

CONTO ECONOMICO

A) Valore della produzione

Saldo al 31/12/2001 Euro	99.984.893
Saldo al 31/12/2000 Euro	102.883.334
Variazioni	**-2.898.440**

Il valore della produzione è così composto:

Descrizione	31/12/2001	31/12/2000	Variazioni
Ricavi vendite e prestazioni	82.091.768	86.164.819	-4.073.051
Variazioni rimanenza prodotti	175.671	187.856	-12.185
Altri ricavi e proventi	17.717.454	16.530.659	1.186.795
	99.984.893	**102.883.334**	**-2.898.441**

Nei ricavi alle vendite sono comprese accise e contrassegni per Euro 13.239.431.=

Ricavi per area geografica

I ricavi per area geografica sono così dettagliati:

Area	Vendite
Italia	50.420.794
Estero UE	20.119.035
Estero ExtraUe	11.551.939
	82.091.768

Per quanto riguarda l'andamento dei ricavi si rimanda ai commenti nella relazione sulla gestione.

I ricavi diversi sono così composti:

Vendite diverse	854.863
Vendita materiale e servizi promo/pubblicitari	3.788.603
Proventi immobiliari	1.067.380
Royalties	807.464
Servizi intrasocietari	8.926.365
Plusvalenze da alienazione immobilizzazioni	45.260
Recupero spese di lavorazioni e di personale	37.896
Recupero spese doganali	2.001
Recupero spese di trasporto	137.107
Ricavi e proventi diversi	2.050.515
	17.717.454

Le vendite diverse sono riferite a cessioni di bancali, materiale di confezionamento e sussidiario.
Tra i ricavi e proventi diversi si individuano proventi pari ad Euro 1.285.016.=, rappresentati da riaddebiti di costi inerenti all'operazione di quotazione precedentemente descritta; inoltre risultano iscritti rimborsi di prelievi agricoli per Euro 358.170 .= e riaddebiti di varia natura alle Società del Gruppo per Euro 350.997.=
I ricavi per servizi intrasocietari sono conseguiti nell'ambito dell'attività di coordinamento di servizi generali, amministrativi, finanziari e di marketing, svolta da parte della Società nei confronti delle controllate.

B) Costi della produzione

Saldo al 31/12/2001 Euro	95.854.722
Saldo al 31/12/2000 Euro	110.624.566
Variazioni	**-14.769.844**

Descrizione	31/12/2001	31/12/2000	Variazioni
Materie prime, sussidiarie e merci	37.973.463	36.882.749	1.090.714
Servizi	19.401.672	16.209.996	3.191.676
Godimento di beni di terzi	4.056.451	3.981.548	74.903
Salari e stipendi	10.257.970	10.274.348	-16.378
Oneri sociali	3.355.871	3.448.097	-92.226
Trattamento di fine rapporto	709.176	739.849	-30.673
Altri costi del personale	888.282	524.828	363.454
Ammortamento immobilizzazioni immateriali	1.983.775	1.035.678	948.097
Ammortamento immobilizzazioni materiali	1.980.013	1.746.053	233.960
Accantonamento per rischi	134.557	18.528.995	-18.394.438
Variazione rimanenze	521.918	261.050	260.868
Oneri diversi di gestione	14.591.574	16.991.375	-2.399.801
	95.854.722	**110.624.566**	**-14.769.844**

Costi per servizi

La voce comprende costi pubblicitari di carattere istituzionale per Euro 5.570.392.=, costi per manutenzioni per Euro 1.855.769.=, costi per consulenze pari a Euro 4.158.366.= anche relativi all'adeguamento organizzativo e della struttura sociale, conseguente all'operazione di quotazione; spese di trasporto per Euro 500.346.=, utenze per Euro 1.703.850.=, servizi intrasocietari ricevuti per Euro 449.267.=, nonchè costi legati all'attività produttiva ed amministrativa per Euro 5.163.680.=

Costi godimento beni di terzi

Si evidenziano il canone leasing per l'immobile della Sede Sociale e di alcune società controllate per Euro 3.589.331.=, canoni noleggio autovetture per Euro 339.076.= e noleggi di natura diversa per Euro 124.420.=

Costi per il personale

La voce comprende l'intera spesa per il personale dipendente ivi compreso i miglioramenti di merito, bonus di produzione, passaggi di categoria, costo delle ferie non godute e accantonamenti di legge e contratti collettivi.

Ammortamento delle immobilizzazioni materiali

Per quanto concerne gli ammortamenti si specifica che gli stessi sono stati calcolati sulla base della durata utile del cespite a quote costanti e del suo sfruttamento nella fase produttiva e le aliquote utilizzate coincidono con quelle ammesse dalle normative fiscale vigenti come sotto specificato:

Fabbricati	3%
Serbatoi	10%
Impianti	10%
Costruzioni leggere	10%
Mobilio	12%
Macchine Ufficio	12%
Attrezzatura minuta	20%
Macchine elettroniche	20%
Automezzi	20%
Autovetture	25%

Nell'esercizio sono stati stanziati ammortamenti anticipati, esclusivamente in applicazione di norme tributarie, come già commentato nella voce Patrimonio Netto.

Oneri diversi di gestione

Come da specifica sottostante:

Accise e contrassegni	13.313.587
Imposte e tasse deducibili	247.486
Imposte e tasse indeducibili	324.411
Minusvalenze	42.679
Spese gestione immobili affittati	19.357
Oneri di utilità sociale	39.147
Quote associative	53.443
Giornali, riviste, pubblicazioni	69.140
Spese di rappresentanza	127.057
Contributo Conai su acquisti	117.087
Oneri diversi	238.180
	14.591.574

C) Proventi e oneri finanziari

Saldo al 31/12/2001 Euro	23.861.301
Saldo al 31/12/2000 Euro	23.876.757
Variazioni	**-15.456**

Descrizione	**31/12/2001**	**31/12/2000**	**Variazioni**
Proventi da partecipazioni			
Dividendi da imprese controllate	30.000.000	22.255.772	7.744.228
	30.000.000	22.255.772	7.744.228
Altri			
Dividendi da altre imprese	2.939	1.865	1.074
Credito d'imposta su dividendi altre imprese	1.726	1.096	630
	4.665	2.961	1.704
Totale	**30.004.665**	**22.258.733**	**7.745.932**

Proventi da partecipazioni

Descrizione	**Controllate**	**Altre**	**Totale**
Dividendi - DI.CI.E.HOLDING	30.000.000	0	30.000.000
Dividendi - CREDEM HOLDING	0	2.939	2.939
Cred. imp.su dividendi CREDEM HOLDING	0	1.726	1.726
	30.000.000	**4.665**	**30.004.665**
Proventi diversi dai precedenti			
Da controllate			
- Interessi su Tesoreria Accentrata	851.661	1.621.887	-770.226
	851.661	1.621.887	-770.226
Da altri			
- Interessi su depositi a termine	552.298	1.247.725	-695.427
- Altri proventi finanziari	13.798	18.696	-4.898
- Interessi attivi diversi	183.611	36.174	147.437
- Interessi bancari e postali	133.555	249.822	-116.267
- Utili su cambi commerciali	124.754	153.332	-28.578
- Utili su cambi finanziari	22.586	318.972	-296.386
	1.030.602	2.024.722	-994.120
Totale	**1.882.263**	**3.646.608**	**-1.764.345**

9

Descrizione	31/12/2001	31/12/2000	Variazioni
Interessi ed altri oneri finanziari			
Verso controllate			
- Interessi su Tesoreria Accentrata	1.699.175	1.716.556	-17.381
	1.699.175	1.716.556	-17.381
Verso altri			
- Interessi passivi su finanziamenti	2.766.669	0	2.766.669
- Interessi passivi bancari	78.731	8.008	70.723
- Interessi passivi diversi	151.986	635	151.351
- *Perdite su cambi commerciali*	90.538	269.307	-178.769
- Perdite su cambi finanziari	3.198.279	19	3.198.260
- Altri	40.249	34.059	6.190
	6.326.452	312.028	6.014.424
Totale	**8.025.627**	**2.028.584**	**5.997.043**

Gli interessi passivi su finanziamenti sono correlati all'indebitamento contratto in relazione alle acquisizioni già descritte, come precedentemente commentato nella sezione dei debiti.
Le perdite su cambi finanziari derivano dall'iscrizione a conto economico della perdita non realizzata sulle linee di finanziamento accese in dollari USA ai fini dell'acquisizione della partecipazione UDV IC.

E) Proventi e oneri straordinari

Saldo al 31/12/2001 Euro	7.142.998
Saldo al 31/12/2000 Euro	3.694.044
Variazioni	**3.448.954**

Descrizione	31/12/2001
Sopravvenienze attive	3.882.026
Plusvalenze su alienazioni di immobili	3.633.892
Differenza per arrotondamenti conversione Euro	1
	7.515.919
Sopravvenienze passive	372.919
Differenza per arrotondamenti conversione Euro	2
	372.921
	7.142.998

La voce "Sopravvenienze attive" è costituita prevalentemente dalla componente straordinaria derivante dalla definizione di rapporti pendenti.

Imposte sul reddito d'esercizio

Saldo al 31/12/2001 Euro	2.723.731
Saldo al 31/12/2000 Euro	2.267.173
Variazioni	**456.558**

La riconciliazione tra onere fiscale da bilancio ed onere fiscale teorico è dettagliata nell'allegato n. 4 della presente Nota Integrativa.

Altre informazioni

Ai sensi di legge si evidenziano i compensi complessivi spettanti agli amministratori e ai membri del Collegio sindacale per gli incarichi svolti nella capogruppo.

Non risultano da pagare compensi agli amministratori.

Amministratori	1.501.240
Collegio sindacale	235.392

Il presente bilancio, composto da Stato patrimoniale, Conto economico e Nota integrativa, rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria nonché il risultato economico dell'esercizio e corrisponde alle risultanze delle scritture contabili.

Infine è opportuno rilevare che non esistono altre passività note di qualsivoglia natura, oltre a quanto già commentato nella presente Nota Integrativa.

Presidente del Consiglio di Amministrazione
Garavoglia Luca

DAVIDE CAMPARI- MILANO SpA

Bilancio al 31/12/2001

Allegato 1

IMPRESE CONTROLLATE		Valuta	C.Sociale In valuta	%le partecipazione		P.Netto al 31/12/2001 In Euro	Quota P.Netto posseduto	Utile/Perdita al 31/12/2001 In Euro	Quota Utile/Perdita posseduto	Valore di bilancio	Differenza Valore Bilancio e P.Netto posseduto
Denominazione	Sede			diretta	indiretta						
MPARI DO BRASIL LTDA	Barueri	BRC	243.202.100	100		130.702.769	130.702.769	1.350.673	1.350.673	114.737.986	-15.964.783,00
CI.E. HOLDING B.V.	Amsterdam	EURO	14.974.747	100		166.208.492	166.208.492	59.802.167	59.802.167	119.024.335	-47.184.157,00
MPARI FINANCE TEORANTA	Dublino	EURO	1.000.000	100		56.476.048	56.476.048	2.141.970	2.141.970	51.293.054	-5.182.994,00
MPARI HOLDING A.G.	Roveredo CH	CHF	15.000.000	100		68.891.102	68.891.102	1.312.649	1.312.649	4.138.473	-64.752.629,00
OLERA LDA	Portogallo	EURO	5.000	100		34.266.976	34.266.976	28.583.822	28.583.822	5.000	-34.261.976,00
DFIRE INC.	Wilmington USA	USD	7.950.000	100		11.774.854	11.774.854	1.387.313	1.387.313	33.300.000	21.525.146,00
MPARI DEUTSCHLAND GMBH	Monaco	EURO	5.112.919		100	10.021.599	10.021.599	4.772.000	4.772.000		
MPARI-CRODO SpA	Milano	EURO	21.957.000		100	102.152.508	102.152.508	18.132.291	18.132.291		
MPARI SpA	Milano	EURO	1.220.076		100	11.737.250	11.737.250	5.019.959	5.019.959		
CINZANO & C.IA SpA	Milano	EURO	1.200.000		100	36.946.330	36.946.330	586.234	586.234		
A.M.O. SpA	Milano	EURO	104.000		100	1.164.346	1.164.346	342.175	342.175		
MOBILIARE VASSILI 1981 srl	Milano	EURO	100.000		100	423.452	423.452	-23.697	-23.697		
VINAC S.A.	Bruxelles	EURO	613.600		100	-67.732	-67.732	-115.900	-115.900		
MPARI FRANCE	Nanterre	EURO	2.300.000		100	4.569.050	4.569.050	1.528.724	1.528.724		
MPARI MANAGEMENT SAM	Monaco	EURO	160.000		100	0	0	0	0		
MPARI INTERNATIONAL SAM	Monaco	EURO	155.000		100	4.892.824	4.892.824	4.706.741	4.706.741		
MPARI SCHWEIZ A.G.	Zug CH	CHF	2.000.000		100	2.512.181	2.512.181	441	441		
CEDAEMON HOLDING B.V.	Amsterdam	EURO	10.436.945		100	62.559.014	62.559.014	1.076.743	1.076.743		
ODECA B.V.	Amsterdam	EURO	2.000.000		75	25.261.092	18.945.819	-340.647	-255.485		
KALOYANNIS BROS A.E.B.E.	Piraeus	EURO	325.500		75	741.438	556.079	364.648	273.486		
REGSON'S S.A.	Montevideo	URP	175.000		100	333.019	333.019	269.485	269.485		
NSTON SALES & SERVICES INC. SA	Montevideo	USD	15.000		100	73.488	73.488	-10.721	-10.721		
										322.498.848	

IMPRESE COLLEGATE		Valuta	C.Sociale in valuta	%le partecipazione		P.Netto al 31/12/2001 in Euro	Quota P.Netto posseduto	Utile/Perdita al 31/12/2001	Quota Utile/Perdita posseduto	Valore di bilancio	Differenza Valore Bilancio e P.Netto posseduto
Denominazione	Sede			diretta	indiretta						
LONGHI & ASSOCIATI	Milano	EURO	10.400		30	107.532	32.260	95.066	28.520		
M.C.S. S.C.A.R.L.	Bruxelles	EURO	464.808		33,3	498.797	166.099	226.775	75.516		
INTERNATIONAL MARQUES VOF	Harleem	EURO	210.000		33,3	1.144.822	381.226	934.822	311.296		
										0	

DAVIDE CAMPARI-MILANO S.p.A.

RENDICONTI DEI FLUSSI DI CASSA

Per l'esercizio chiuso al 31 dicembre 2001

Valori espressi in unità di Euro	Dicembre 2001
FLUSSO DI CASSA DA ATTIVITA' OPERATIVE:	
UTILE NETTO DELL'ESERCIZIO:	32.410.739
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (utilizzato) dalle attività operative:	
Imposte anticipate e differite	432.060
Ammortamenti	3.963.788
Accantonamenti per fondo trattamento fine rapporto	726.773
Accantonamento fondo svalutazione crediti	84.557
Accantonamenti per rischi	50.000
(Utilizzo fondo rischi)	(68.943)
(Utili) perdite su vendite di immobilizzazioni e partecipazioni	(3.636.473)
Pagamenti del fondo trattamento fine rapporto	(1.045.057)
Variazione netta del credito d'imposta per acconto TFR	105.419
Variazioni nelle attività e passività operative:	
Crediti verso clienti	(153)
Rimanenze	346.249
Crediti verso controllate (ad eccezione dei rapporti di tesoreria)	(2.178.951)
Altri crediti	(174.028)
Ratei e Risconti attivi	1.314.268
Ratei e Risconti passivi	40.472
Debiti verso fornitori	(299.415)
Debiti verso controllate (ad eccezione dei rapporti di tesoreria)	(914.192)
Altri debiti	1.942.142
FLUSSO DI CASSA GENERATO (UTILIZZATO) DALLE ATTIVITA' OPERATIVE	**33.099.255**
FLUSSO DI CASSA DA ATTIVITA' DI INVESTIMENTO:	
Acquisti immobilizzazioni materiali	(2.743.841)
Cessioni immobilizzazioni materiali	6.216.692
Acquisti immobilizzazioni immateriali	(1.985.253)
Cessioni immobilizzazioni immateriali	17.739
Acquisti partecipazioni	(147.871.591)
Cessioni partecipazioni	10.329
Acquisti azioni proprie	(31.000.000)
Cessioni azioni proprie	-
Depositi a termine	47.009.797
FLUSSO DI CASSA GENERATO DA ATTIVITA' DI INVESTIMENTO	**(130.346.128)**
FLUSSO DI CASSA DA ATTIVITA' DI FINANZIAMENTO:	
Variazione netta dei debiti finanziari a breve termine	99.940.610
Variazione netta dei rapporti di tesoreria con le controllate	15.051.750
Pagamento dividendi	(25.496.444)
FLUSSO DI CASSA UTILIZZATO DA ATTIVITA' DI FINANZIAMENTO	**89.495.916**
AUMENTO (DIMINUZIONE) NETTO DELLE DISPONIBILITA' LIQUIDE	**(7.750.957)**
DISPONIBILITA' LIQUIDE ALL'INIZIO DELL'ESERCIZIO	8.277.914
DISPONIBILITA' LIQUIDE ALLA FINE DELL'ESERCIZIO	**526.956**

4

Riconciliazione tra onere fiscale teorico e onere fiscale da bilancio

IRPEG			
Risultato ante imposte		35.134.470	
Onere fiscale teorico	36%		12.648.409
Differenze temporanee tassabili in esercizi successivi		-693.461	
Ammortamenti anticipati art.67 TUIR	693.461		
Differenze temporanee deducibili in esercizi successivi		539.948	
Imposte deducibili per cassa- di competenza dell'esercizio	293.394		
Costi deducibili per cassa (amministratori - revisione)	53.273		
Accantonamenti ai fondi	152.855		
Quota spese rappresentanza	40.426		
Rigiro delle partite temporanee da esercizi precedenti		-421.427	
Componenti di esercizi precedenti tassati nel corrente esercizio:			
Reversal plusvalenze rateizzate in esercizi precedenti	1.235.580		
Recupero ammortamenti anticipati esercizi precedenti	5.189		
Componenti di esercizi precedenti dedotti nel corrente esercizio:			
Utilizzo di fondi	1.561.336		
Recupero costi deducibili per cassa	84.307		
Recupero quota spese rappresentanza	16.553		
Differenze permanenti		-27.863.059	
Componenti non deducibili	729.450		
Componenti non tassate	92.509		
Dividendi ricevuti	28.500.000		
Totale Differenze Temporanee e Permanenti		-28.437.999	
Imponibile fiscale prima delle detassazioni		6.696.471	
Detassazione Tremonti Formazione		8.424	
Imponibile fiscale		6.688.047	
Agevolazione Dit	19%		
Onere fiscale effettivo - Imposte correnti dell'esercizio			1.270.729

Riepilogo riconciliazione onere fiscale teorico ed effettivo - Irpeg

Risultato ante imposte		35.134.470	
Onere fiscale teorico ad aliquota piena Irpeg	36%		12.648.409
Onere fiscale teorico ad aliquota agevolata Dit	19%		6.675.549
Effetto da beneficio Dit			5.972.860
Onere fiscale effettivo - Imposte correnti dell'esercizio			1.270.729
Effetto variazioni fiscali			5.404.820
			0

IRAP

Valore Netto della Produzione		**4.130.171**	
Componenti non rilevanti ai fini Irap			
Costi del Personale		15.211.299	
Svalutazione di crediti compresi nell'attivo		0	
Valore Netto della Produzione ai fini Irap		**19.341.470**	
Irap teorica	**4,25%**		**822.012**
Differenze temporanee tassabili in esercizi successivi		**-693.461**	
Ammortamenti anticipati art.67 TUIR	693.461		
Differenze temporanee deducibili in esercizi successivi		**455.391**	
Imposte deducibili per cassa- di competenza dell'esercizio	293.394		
Costi deducibili per cassa (amministratori - revisione)	53.273		
Accantonamenti ai fondi	68.298		
Quota spese rappresentanza	40.426		
Rigiro delle partite temporanee da esercizi precedenti		**-496.439**	
Componenti di esercizi precedenti tassati nel corrente esercizio:			
Reversal plusvalenze rateizzate in esercizi precedenti	1.145.055		
Recupero ammortamenti anticipati esercizi precedenti	5.189		
Componenti di esercizi precedenti dedotti nel corrente esercizio:			
Utilizzo di fondi	1.554.861		
Recupero costi deducibili per cassa	75.269		
Recupero quota spese rappresentanza	16.553		
Differenze permanenti		**6.070.616**	
Componenti non deducibili o tassati	6.423.114		
Componenti deducibili o non tassate	352.498		
Totale Differenze Temporanee e Permanenti		**5.336.107**	
Imponibile fiscale		**24.677.577**	
Onere fiscale effettivo - Imposte correnti dell'esercizio	**4,25%**		**1.048.797**

q

COMPENSI CORRISPOSTI AGLI AMMINISTRATORI, AI SINDACI ED AI DIRETTORI GENERALI

SOGGETTO	DESCRIZIONE CARICA		COMPENSI				
Cognome e nome	Carica ricoperta (1)	Durata della carica	Emolumenti per la carica	Benefici non monetari (2)	Bonus ed altri incentivi (2)	Altri compensi (3)	TOTALI
GARAVOGLIA LUCA	Presidente CdA	01/01/01-31/12/01	667.958,21				667.958,21
BOETTGER JOERN	Amministratore Delegato	01/01/01-31/12/01	351.105,21	3.067,75		110.950,34 (*)	465.123,30
FERRERO CESARE	Consigliere CdA + Comitato Audit	01/03/01-31/12/01	28.013,00				28.013,00
FRANZO GRANDE STEVENS	Consigliere CdA	01/01/01-31/12/01	31.025,33			1.084.313,00 (**)	1.115.338,33
GARNAAT GEERT	Consigliere CdA	05/02/01-31/12/01	21.185,67				21.185,67
KRAMER NICOLAAS JOHANNES	Consigliere CdA	01/01/01-31/12/01	22.692,00				22.692,00
KWAK ARIE CORNELIS	Consigliere CdA	01/01/01-04/02/01	1.506,33				1.506,33
MARCHESINI PAOLO	Consigliere CdA	02/05/01-31/12/01	53.803,45	4.518,00		105.850,00 (*)	164.171,45
PASSERINI ALBERTO	Consigliere CdA	01/01/01-02/05/01	206.641,68				206.641,68
PERELLI CIPPO MARCO	Amministratore Delegato	01/01/01-31/12/01	2.214.499,23				2.214.499,23
RUBBOLI GIOVANNI	Consigliere CdA + Comitato Audit e Comitato Nomine	01/01/01-31/12/01	39.358,66				39.358,66
RUGGIERO RENATO	Consigliere CdA + Comitato Nomine	01/03/01-31/12/01	6.137,67				6.137,67
CAIANIELLO VINCENZO	Consigliere CdA + Comitato Nomine	23/06/01-31/12/01	18.750,00				18.750,00
SACCARDI STEFANO	Amministratore Delegato	01/01/01-31/12/01	84.884,97	4.556,00		119.046,00 (*)	208.486,97
VISONE VINCENZO	Consigliere CdA	01/03/01-31/12/01	71.389,34			201.240,00 (*)	272.629,34
VITALE MARCO	Consigliere CdA + Comitato Audit	01/01/01-31/12/01	31.025,33				31.025,33
ZONDERVAN ANTON MACHIEL	Consigliere CdA	01/01/01-31/12/01	22.692,33				22.692,33
TRACANELLA UMBERTO	Presidente Collegio Sindacale	01/01/01-31/12/01	100.657,46				100.657,46
DI PACO MARCO	Sindaco Effettivo	01/01/01-31/12/01	66.665,43				66.665,43
ORTOLANI ANTONIO	Sindaco Effettivo	01/01/01-31/12/01	119.335,10				119.335,10

(1) Specificare l'eventuale appartenenza al comitato esecutivo

(2) Indicare il valore stimato

(3) Specificare il titolo in base al quale sono stati erogati

(*) compensi da lavoro dipendente
(**) prestazioni professionali

STOCK OPTION ATTRIBUITE AGLI AMMINISTRATORI ED AI DIRETTORI GENERALI

SOGGETTO	DIRITTI DI ASSEGNAZIONE O OPZIONI ATTRIBUITI NEL CORSO DELL'ESERCIZIO					ASSEGNAZIONE DI AZIONI O ESERCIZIO DELLE OPZIONI REALIZZATE NEL CORSO DELL'ESERCIZIO		
	ASSEGNAZIONE GRATUITA DI AZIONI		OPZIONI DI ACQUISTO O SOTTOSCRIZIONE			ASS.GRATUITA DI AZIONI	OPZIONI DI ACQUISTO O SOTTOSCRIZIONE	
Cognome e nome	Numero di azioni assegnabili	Data di assegnazione	Numero di azioni acquistabili o sottoscrivibili	Prezzo per azione di esercizio delle opzioni	Periodo di esercizio	Numero azioni assegnate	Numero azioni acquistate o sottoscritte	Prezzo di esercizio
GARAVOGLIA LUCA			161.290	€ 31,00	dal 30/06/2006			
PERELLI CIPPO MARCO			241.935	€ 31,00	dal 30/06/2006			
BOETTGER JOERN			80.645	€ 31,00	dal 30/06/2006			
SACCARDI STEFANO			48.387	€ 31,00	dal 30/06/2006			
MARCHESINI PAOLO			48.387	€ 31,00	dal 30/06/2006			
VISONE VINCENZO			48.387	€ 31,00	dal 30/06/2006			

DAVIDE CAMPARI-MILANO SpA
Sede in Via F. Turati, 27 - Milano
Capitale Sociale Euro 29.040.000 i.v.
Cod.Fiscale e Reg.Imprese: 06672120158
REA: 1112227
N° iscrizione UIC: 5588
(ex-art.113 TU bancario)

* * * * * * * * * *

Relazione sulla gestione
31 dicembre 2001

Signori Azionisti,

Scenario economico di riferimento

L'anno 2001 ha avuto avvio in un clima di generale incertezza per il manifestarsi dei primi sintomi di rallentamento dell'economia statunitense, ha vissuto un autunno nel timore che gli attacchi terroristici dell'11 settembre potessero trasformare il fisiologico rallentamento in atto in una brusca recessione, ed infine si é chiuso in un clima di moderato ottimismo, perlopiù alimentato dall'evidenza che le speciali misure economiche e monetarie messe in atto hanno prodotto gli auspicati effetti di mantenimento degli indici di fiducia, dei consumatori e delle imprese, a livelli soddisfacenti.
Per quanto concerne l'economia europea, per la quale ci si attendeva la ripresa a partire dal secondo semestre dell'anno, la spinta propulsiva interna non ha avuto il vigore sufficiente ad affrancare detta area dall'andamento dell'economia statunitense. La debolezza generale dell'economia europea é stata in particolare accentuata dal forte ed inatteso rallentamento della Germania.
Il peggioramento internazionale del livello di fiducia ha generato, per quanto concerne l'economia reale, una flessione dei livelli di produzione, domanda e occupazione e, nei mercati azionari, la conseguente flessione delle quotazioni dei titoli scambiati.
L'inflazione italiana, che ha visto un rallentamento solo nella parte finale dell'anno, ha mostrato complessivamente un aumento medio nei dodici mesi pari al 2,7%, livello superiore rispetto al dato europeo, anch'esso peraltro apparso più elevato delle attese.
Nei primi mesi del 2002, particolarmente negli Stati Uniti, si sono manifestati i primi segnali di una possibile graduale ripresa dell'attività produttiva, conseguente ad un miglioramento del livello di fiducia delle imprese e dei consumatori.

Il mercato delle bevande

Il mercato degli *spirits*, uscito da un protratto periodo di sofferenza, si conferma in leggera crescita, pari all'1,1%, ove tale è la variazione relativa ai volumi venduti (2001/2000) delle prime 100 marche *premium* di *distilled spirit* del mondo (fonte IMPACT). Queste ultime in particolare, in un mercato generalmente maturo, hanno beneficiato del supporto di importanti investimenti di marketing che hanno permesso loro di ottenere risultati superiori alla media del settore.
All'interno del mercato di riferimento, Campari si colloca tra i primi dieci *player* mondiali con marche *premium* quali Campari, CampariSoda, Cynar e, dal 2002, Skyy Vodka.
Riflette sostanzialmente la tendenza mondiale il mercato italiano degli alcolici, che conferma nel complesso le caratteristiche di mercato maturo con volumi sostanzialmente costanti. In particolare il segmento degli aperitivi alcolici è risultato complessivamente in calo (-2,4%), quello degli Amari e Chine ha confermato il trend negativo (-2,3%), mentre i consumi di *white spirits* sono apparsi abbastanza vitali, con un andamento favorevole delle vodke normali (+11,5%). Interessante é anche lo sviluppo del mercato dei liquori, soprattutto a base di frutta, dove il successo del limoncello e di prodotti analoghi, quali il mirto, riflette un sempre maggiore interesse verso generi di liquori poco impegnativi, versatili e generalmente legati a tradizioni locali e all'immagine di naturalità.

In fase di flessione generale, tipica dell'ormai raggiunta maturità, é il mercato degli whisky, caratterizzato da una marcata diminuzione dei consumi e da uno spostamento verso prodotti di qualità elevata.

La Davide Campari- Milano Spa

La Vostra società svolge un'attività di produzione di bevande alcoliche, di detenzione e coordinamento operativo e finanziario delle partecipazioni e, tramite le società controllate, di produzione e commercializzazione di bevande alcoliche e analcoliche, nonché di vini, spumanti e vermouth, nei mercati nazionale ed internazionali.
La commercializzazione dei prodotti del Gruppo rimane in capo alle società commerciali, Campari Spa e Samo Spa per il mercato nazionale e Campari International Sam per quello internazionale, nell'ottica di una più efficace integrazione e ottimizzazione delle sinergie nella penetrazione dei mercati.

Eventi dell'esercizio

Operazione di quotazione
In data 20 giugno 2001, con nota n.1049199, la Consob ha concesso il nulla osta per la trattazione delle azioni ordinarie della società al Mercato Telematico Azionario, organizzato e gestito da Borsa Italiana Spa, *le cui contrattazioni sono iniziate il 6 luglio 2001.*
L'operazione é stata strutturata tramite un'offerta pubblica di vendita, da parte degli azionisti Wessanen Europa B.V. e Gioch S.A. Société Anonyme, di 12.705.000 azioni ordinarie sia sul mercato italiano che su quelli internazionali, destinata al pubblico indistinto in Italia e in un collocamento privato riservato ad investitori professionali italiani e istituzionali esteri, con *tranches* riservate per i dipendenti del Gruppo ed altre categorie di soggetti.

Andamento del titolo
Nel corso del 2001, il titolo Campari ha registrato una performance assoluta in flessione del 15% rispetto al prezzo di collocamento, pari a Euro 31,00, e una performance relativa in linea con il mercato (indice Mibtel).
La trattazione al MTA delle azioni Campari ha raggiunto un volume medio giornaliero di 72.374 azioni scambiate (42.260 azioni scambiate escludendo la prima settimana di negoziazioni) e un volume di scambi complessivo pari al 30,4% del totale delle azioni componenti il capitale sociale.

Dati azionari	2001
Prezzo di collocamento (Euro)	31,00
Prezzo massimo (Euro) (1) (registrato il 31/07/01)	31,00
Prezzo minimo (Euro) (1) (registrato il 14/11/01)	21,84
Prezzo medio (Euro) (1)	27,16
Prezzo al 31/12 (Euro) (1)	26,37
Capitalizzazione borsistica al 31/12 (Euro milioni)	765,78
N. azioni in circolazione	29.040.000
Volumi medi scambiati (N. di azioni) (2)	42.260

Fonte: Bloomberg
Nota:
(1) Prezzo di riferimento
(2) Esclusa la prima settimana di negoziazione

Corporate Governance
In esecuzione del progetto di quotazione, la Società ha provveduto agli interventi necessari per adeguare lo Statuto, le procedure e il modello organizzativo alle raccomandazioni e alle regole di Corporate Governance delle società quotate in borsa: sono stati nominati un Comitato per il controllo interno ("Comitato Audit") e un Comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine"), entrambi con funzioni consultive e propositive, costituiti e composti interamente da consiglieri indipendenti.
Inoltre, il Consiglio d'Amministrazione, composto in parte da indipendenti e non esecutivi, viene convocato con periodicità almeno trimestrale per esaminare le operazioni di maggior rilievo effettuate dalla Società e

l'attività svolta, nonché i risultati consuntivi "trimestrali" , "semestrali" e annuali.
La Società ha altresì provveduto a rinforzare le proprie strutture amministrative e di controllo di gestione per *poter adempiere agli obblighi aggiuntivi di comunicazione finanziaria posti a carico delle società quotate,* nonché alla nomina del preposto al controllo interno.

Piano di stock option e azioni proprie
Inoltre, in data 13 luglio 2001, la Capogruppo ha acquistato, al prezzo di collocamento di Euro 31 e nell'ambito della tranche dell'Offerta Pubblica rivolta ad investitori istituzionali italiani ed esteri, n. 1.000.000 azioni proprie da destinarsi al piano di stock option già deliberato a favore del management del Gruppo, tenendo conto della funzione e dell'importanza del ruolo rivestito da ciascun beneficiario, come meglio spiegato nella Nota Integrativa al Bilancio d'esercizio. L'acquisto è avvenuto previa autorizzazione dell'assemblea degli azionisti del 2 maggio 2001 e in conformità alla delibera del Consiglio di Amministrazione del 14 maggio 2001.

Acquisizioni perfezionate nel corso dell'esercizio
Come illustrato nella Relazione sulla Gestione del precedente esercizio, in data 31 gennaio 2001 la Davide Campari-Milano ha finalizzato l'acquisizione dal Gruppo UDV della società UDVIC Ltda, proprietaria insieme alle sue controllate di marchi leader nei mercati brasiliano ed uruguayano, quali Dreher, Old Eight, Drury's, Liebfraumilch e Gregson's.
Le attività brasiliane acquisite includono, oltre ai marchi sopra descritti, due importanti stabilimenti, in termini di capacità produttiva installata per la produzione di *spirits*. Contestualmente alla descritta acquisizione è stato stipulato con il Gruppo UDV un contratto di licenza di produzione dei prodotti Smirnoff Vodka, Bell's Scotch Whisky, Gilbey's Gin, Master's Choice e Berro De Agua.
Successivamente all'acquisizione diretta da parte della Davide Campari-Milano, é stata finalizzata la procedura per il conferimento della UDVIC Ltda, che nel frattempo aveva mutato la propria denominazione in DCM Partecipaçoes Ltda, alla Campari do Brasil Ltda, e la successiva fusione per incorporazione di DCM Partecipaçoes in Campari do Brasil, nella logica di semplificazione e razionalizzazione della struttura societaria in Brasile.

Movimenti delle immobilizzazioni finanziarie
Nel mese di dicembre, la Vostra società ha acquistato dalla controllata DI.CI.E. Holding il 100% della società Redfire Inc, a valore di mercato.

Investimenti in sistemi informatici
Per quanto riguarda i sistemi informatici, con l'inizio dell'anno 2001 sono entrati in funzione con successo i moduli del software applicativo Sap, la cui fase di preparazione e progettazione si era conclusa con la fine dell'anno 2000, afferenti l'intero ciclo attivo delle vendite e il relativo sviluppo degli ambienti statistici, l'informatizzazione dei flussi intrasocietari, e la gestione dei progetti d'investimento nonché dei cespiti.
Inoltre, sono stati sostenuti investimenti relativi al software applicativo CRM, *Customer Relationship Management*, lo strumento informatico per un'efficace gestione della catena del valore applicata alla relazione tra azienda e cliente, consentendo la trasmissione di dati e informazioni a doppio senso tra azienda, rete di vendita e cliente.
Nel corso del mese di maggio 2001 é stata positivamente finalizzata la conversione dei sistemi gestionali e contabili alla moneta unica europea, Euro che é stata adottata quale moneta di conto.

<u>I risultati economici</u>

Rispetto all'andamento del mercato delle bevande alcoliche descritto, la Vostra società, in virtù dei risultati decisamente soddisfacenti conseguiti, ha confermato il consolidamento della propria quota di mercato ed il rafforzamento della propria posizione. Una più approfondita analisi del posizionamento e dell'evoluzione dei prodotti del Gruppo nei mercati di riferimento, é rinviata alla Relazione sulla Gestione del Bilancio Consolidato nonché delle società commerciali del Gruppo.
L'esercizio 2001 si è chiuso con un utile netto di Euro 32.410.739, in forte incremento rispetto a quello dell'esercizio precedente, in cui era stato pari a Euro 17.562.395, dopo ammortamenti e svalutazioni per Euro 3.963.788, accantonamenti a fondi rischi per Euro 134.557 e accantonamenti per le imposte sul

reddito d'esercizio per Euro 2.723.731.
I principali fattori che hanno maggiormente caratterizzato l'andamento economico della Società nel corso dell'esercizio sono sintetizzati di seguito.
I ricavi delle vendite, pari a Euro 82.091.768, hanno evidenziato una flessione rispetto all'esercizio precedente conseguente ad un diverso impiego delle linee produttive nell'ambito degli stabilimenti del Gruppo; i mutati flussi di vendita tra società produttive e commerciali del Gruppo hanno avuto luogo nell'ambito dei rapporti contrattuali esistenti e sono stati regolati a condizioni di mercato.
I costi della produzione, pari a Euro 95.854.722, sono risultati complessivamente inferiori rispetto al periodo precedente di Euro 14.769.845.
Tale diminuzione è stata principalmente determinata dall'accantonamento ai fondi rischi e oneri, che nel corso dell'esercizio precedente la Vostra Società aveva ritenuto opportuno iscrivere a fronte del contenzioso tributario di cui al dettagliato commento riportato nella Nota Integrativa al Bilancio del presente esercizio.
Per quanto concerne i costi di gestione, mentre l'andamento dei costi dei materiali di processo è risultato sostanzialmente in linea rispetto all'andamento dei ricavi, sono cresciuti i costi per servizi e gli ammortamenti; in particolare, i costi sostenuti ai fini della quotazione, principalmente relativi all'adeguamento della struttura organizzativa e sociale, hanno generato una lievitazione dei primi, mentre l'entrata in funzione dei moduli del software applicativo Sap ha determinato la crescita dei secondi.
Sul totale dei proventi ed oneri finanziari, pari ad Euro 23.861.301 e complessivamente in linea con l'esercizio precedente, ha avuto un effetto positivo l'aumento del valore dei dividendi ricevuti dalle società controllate (per Euro 30 milioni), che è stato tuttavia mitigato dalla diminuzione del risultato netto della gestione finanziaria. Per quest'ultima si evidenziano in primo luogo oneri finanziari netti, pari a Euro 2,8 milioni, conseguenti all'incremento dell'indebitamento medio, in secondo luogo l'iscrizione di una perdita su cambi, pari ad Euro 3,1 milioni, dei quali Euro 2,6 milioni non realizzati e relativi a finanziamenti denominati in dollari statunitensi (accesi nell'ambito dell'acquisizione della attività brasiliane ed in essere alla data di chiusura dell'esercizio).
Il totale delle partite straordinarie, pari a Euro 7.142.998, significativamente superiori all'esercizio precedente, include plusvalenze derivanti da alienazioni di immobilizzazioni materiali, per Euro 3.633.892, nonché proventi straordinari, pari a Euro 3.882.027, derivanti dalla definizione di rapporti pendenti.

Durante l'esercizio 2001 la Società ha svolto la propria attività avvalendosi di 272 dipendenti, nella sede di Via Turati a Milano e nello stabilimento di Sesto S.Giovanni alle porte di Milano.

Attività di ricerca e sviluppo

La società ha svolto attività di ricerca e sviluppo esclusivamente legate all'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nell'esercizio.

Rapporti con le altre società del Gruppo

I rapporti con le società del Gruppo rientrano nell'abituale attività di coordinamento della controllante.
Le principali attività infragruppo, regolate a prezzi di mercato, si sono sviluppate attraverso rapporti contrattuali che in particolare hanno riguardato:

- gestione delle partecipazioni
- regolazione dei flussi finanziari attraverso la Tesoreria centralizzata
- coordinamento e condivisione di servizi generali, amministrativi e legali
- coordinamento e assistenza relativi ai servizi informatici
- accordi di natura commerciale

Infatti, nell'ambito di una più efficace ed organica integrazione della struttura organizzativa, la Capogruppo fornisce alle società controllate italiane una serie di servizi di coordinamento legale amministrativo e finanziario nonché delle risorse umane, di gestione dei sistemi informativi, di marketing e di controllo di gestione, con l'obiettivo di conseguire importanti sinergie e ottimizzare gli standard operativi.
Con la società controllante é in essere un contratto di locazione immobiliare regolato a prezzi di mercato.
Nessun rapporto é invece intervenuto con le società da questa controllate, diverse dalle società del Gruppo

Campari.
Tuttavia, per un maggior dettaglio relativamente ai rapporti con le società del Gruppo si rinvia anche a quanto contenuto nella Nota Integrativa al Bilancio d'esercizio, con particolare riferimento a quanto indicato a commento delle voci dell'attivo e del passivo delle singole società, nonché a quanto esplicitato nella Relazione sulla Gestione del bilancio consolidato.
Non sono state poste in essere operazioni che rivestano carattere di atipicità rispetto alla normale attività dell'impresa.

La tabella che segue evidenzia il saldo delle cessioni di merci e servizi della Vostra Società nei confronti delle Società controllate

Davide Campari Milano	Importi in Euro
Campari-Crodo S.p.a.	4.368.259
Campari S.p.a.	57.545.817
Francesco Cinzano & C.IA S.p.a.	-766.323
Samo S.p.a.	126.270
Campari do Brasil Ltda	22.407
Campari Deutschland Gmbh	19.656
Campari France S.A.	-10.838.401
Campari International S.A.M.	32.555.051
Campari Management S.A.	-452.414
Campari Schweitz AG	8.696
N.Kaloyannis Bros A.E.B.E.	28.830
O-Dodeca B.V.	5.687

<u>Possesso ed acquisto di azioni proprie e della controllante</u>

La società possiede numero 1.000.000 di azioni proprie del valore nominale di Euro 1, la cui parte di capitale corrispondente é pari a Euro 1.000.000, il 3,4% del capitale sociale. Tali azioni proprie sono da destinarsi al piano di stock option, come precedentemente illustrato. Infine la Società non possiede e non ha posseduto nell'esercizio, né direttamente né indirettamente, azioni della società controllante.

<u>Partecipazioni degli amministratori, dei sindaci e dei direttori generali</u>

COGNOME E NOME	SOCIETA' PARTECIPATA	NUMERO DI AZIONI POSSEDUTE ALLA FINE DELL'ESERCIZIO PRECEDENTE	NUMERO AZIONI ACQUISTATE	NUMERO AZIONI VENDUTE	NUMERO AZIONI POSSEDUTE ALLA FINE DELL'ESERCIZIO IN CORSO
GARAVOGLIA LUCA	DAVIDE CAMPARI-MILANO SPA	200 *	0	0	200
CAIANIELLO VINCENZO	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
DI PACO MARCO	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
FERRERO CESARE	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
GARNAAT GEERT	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
GRANDE STEVENS FRANZO	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
JOERN BOETTGER	DAVIDE CAMPARI-MILANO SPA	0	500	0	500
KRAMER NICOLAAS J.M.	DAVIDE CAMPARI-MILANO SPA	0	0	0	0

4

MARCHESINI PAOLO	DAVIDE CAMPARI-MILANO SPA	0	700	0	700
ORTOLANI ANTONIO	DAVIDE CAMPARI-MILANO SPA	0	800	0	800
PERELLI-CIPPO P. MARCO	DAVIDE CAMPARI-MILANO SPA	0	6.500	0	6.500
RUBBOLI GIOVANNI	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
RUGGIERO RENATO	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
SACCARDI STEFANO	DAVIDE CAMPARI-MILANO SPA	0	700	0	700
TRACANELLA UMBERTO	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
VISONE VINCENZO	DAVIDE CAMPARI-MILANO SPA	0	6.000	0	6.000
VITALE MARCO	DAVIDE CAMPARI-MILANO SPA	0	0	0	0
ZONDERVAN ANTON MACHIEL	DAVIDE CAMPARI-MILANO SPA	0	0	0	0

* *in nuda proprietà per il tramite di società fiduciaria*

Eventi successivi

Acquisizione della SKYY SPIRITS LLC da parte della controllata Redfire Inc.

In data 15 gennaio 2002 la società direttamente controllata Redfire Inc. ha perfezionato l'acquisto di un'ulteriore quota pari al 50% nella Skyy Spirits LLC, società con sede a San Francisco in California e già iscritta tra le partecipazioni di minoranza, divenendone quindi azionista di controllo con una quota complessiva del 58,9%.

L'acquisizione rappresenta un'importante opportunità di crescita sul mercato americano nonché un ulteriore consolidamento nella strategie di espansione internazionale e di rafforzamento nella fascia premium del comparto degli spirits.

Infatti Skyy Spirits LLC é proprietaria del marchio Skyy Vodka che, registrando negli ultimi cinque anni un tasso di crescita medio ponderato dei volumi pari al 19%, é divenuto uno dei principali brand nel segmento delle premium Vodka negli Stati Uniti, dove la società distribuisce anche alcuni rilevanti marchi di terzi, quali Sambuca Molinari, il noto whisky scozzese Cutty Sark oltre ad alcuni dei brand del Gruppo Campari (come Campari, Cinzano, Ouzo12), mentre già dal 1998 il Gruppo Campari distribuisce Skyy Vodka nel mondo.

Il corrispettivo dell'operazione é stato pari a Euro 233,4 milioni. La Vostra società nel mese di gennaio dell'anno in corso ha effettuato un versamento soci in conto capitale alla controllata Redfire Inc. di Euro 120,5 milioni.

Piano di ristrutturazione industriale del Gruppo

Nel corso del 2001 é stato finalizzato il piano di investimenti industriali, che prevede la realizzazione, a partire dai primi mesi del 2002, di un nuovo stabilimento su una superficie complessiva di circa 200mila metri quadrati che la Vostra controllata Campari-Crodo Spa ha acquistato a Novi Ligure per un investimento totale previsto di circa Euro 50 milioni.

Il nuovo stabilimento sarà dapprima destinato all'imbottigliamento e stoccaggio degli spumanti e vermouth Cinzano; e a tal fine si prevede l'entrata in funzione per la vendemmia 2003. Risulta, a questo scopo, particolarmente favorevole la posizione geografica di Novi Ligure, in quanto situata nella zona di produzione dell'Asti.

Con successivi ampliamenti, a partire dal 2004, il nuovo impianto accoglierà anche le attività produttive oggi in capo allo stabilimento di Sesto S.Giovanni, di proprietà della Vostra Società, e di Termoli, iscritto tra i fabbricati strumentali della controllata Campari-Crodo Spa, che verranno quindi trasferite.

Finanziamenti ricevuti e incassi di dividendi

In data 31 gennaio 2002 la Vostra società ha contratto un finanziamento passivo di Euro 35 milioni con la controllata Lacedaemon B.V., della durata di un anno, rinnovabile per un ulteriore anno, ad un tasso variabile collegato all'Euribor, finalizzato alla copertura degli investimenti.

Inoltre, ancora nei mesi di gennaio e marzo 2002, la Vostra società ha incassato dividendi dalle controllate

per un importo complessivo di Euro 91,3 milioni.

Evoluzione prevedibile della gestione

Nel breve e medio periodo si conferma un'evoluzione positiva e l'attesa di risultati soddisfacenti.

Proposta del Consiglio di Amministrazione

A conclusione della presente relazione Vi invitiamo ad approvare il Bilancio relativo all'esercizio chiuso al 31.12.2001, nelle sue componenti di Stato Patrimoniale, Conto Economico e Nota Integrativa, così come predisposti, e proponiamo di destinare l'utile di esercizio, pari Euro 32.410.739, come segue:

- Euro 693.461	a riserva ammortamenti anticipati,
- Euro 25.555.200	a dividendo, pari a Euro 0,88 per azione,
- Euro 6.162.078	a utili riportati a nuovo.

Ai sensi del D.Lgs. 18 dicembre 1997, n. 467, i crediti di imposta attribuiti ai sensi dell'art. 105, comma 1 lettera a) TUIR risultano essere Euro 1.581.031, pari a Euro 0,05 per azione, i crediti di imposta attribuiti ai sensi dell'art. 105, comma 1 lettera b) TUIR risultano essere Euro 12.793.769, pari a Euro 0,44 per azione.

Per il Consiglio di Amministrazione

Il Presidente
Dr. Luca Garavoglia

Davide Campari-Milano S.p.A.

Bilancio consolidato al 31 dicembre 2001

GRUPPO CAMPARI®

9

Indice

Organi sociali

Consiglio di Amministrazione [1]

Luca Garavoglia	Presidente
Jörn Böttger	Amministratore Delegato e *Chief Operating Officer Italy*
Vincenzo Caianiello	Amministratore e membro del *Comitato Remunerazioni e Nomine* [2]
Carlo P. Campanini Bonomi	Amministratore [3]
Cesare Ferrero	Amministratore e membro del *Comitato Audit*
Franzo Grande Stevens	Amministratore e membro del *Comitato Remunerazioni e Nomine*
Paolo Marchesini	Amministratore e *Chief Financial Officer*
Marco P. Perelli-Cippo	Amministratore Delegato e *Chief Executive Officer*
Giovanni Rubboli	Amministratore, membro del *Comitato Audit* e membro del *Comitato Remunerazioni e Nomine*
Renato Ruggiero	Amministratore [3]
Stefano Saccardi	Amministratore Delegato e *Officer Legal Affairs and Business Development*
Vincenzo Visone	Amministratore e *Chief Operating Officer International*
Marco Vitale	Amministratore e membro del *Comitato Audit*
Machiel Anton Zondervan	Amministratore

(1): In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001.

(2): In carica a seguito delle dimissioni dell'Amministratore e membro del *Comitato Remunerazioni e Nomine* Renato Ruggiero, per cooptazione intervenuta il 23 giugno 2001, con durata sino alla prossima assemblea.

(3): In carica a seguito delle dimissioni degli Amministratori Geert Gaarnat e Nicolaas J.M. Kramer, per cooptazione intervenuta il 4 marzo 2002, con durata sino alla prossima assemblea.

Con delibera del 2 maggio 2001 l'assemblea ha confermato al Presidente Luca Garavoglia i poteri di legge e statutariamente previsti.

Con delibera del 7 maggio 2001 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Marco P. Perelli-Cippo, Jörn Böttger e Stefano Saccardi, i seguenti poteri:

- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

Collegio Sindacale [4]

Umberto Tracanella	Presidente
Marco Di Paco	Sindaco Effettivo
Antonio Ortolani	Sindaco Effettivo
Angeloguido Mainardi	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Mario Tracanella	Sindaco Supplente

(4): In carica sino all'approvazione del bilancio dell'esercizio 2003, come da delibera del 2 maggio 2001.

Società di revisione [5]

Reconta Ernst & Young S.p.A.

(5): Incarico per la revisione dei bilanci degli esercizi 2001-2002-2003 conferito dall'assemblea del 1 marzo 2001.

Gruppo Campari

Relazione sulla gestione

Introduzione

Il 2001, caratterizzato da condizioni macroeconomiche particolarmente difficili, è stato un esercizio importante che ha segnato un punto di svolta nella storia del Gruppo Campari, sia per la rilevanza strategica delle acquisizioni portate a termine, sia per gli effetti derivanti dal successo ottenuto nel processo di quotazione in Borsa, sia infine, ancora una volta, per il raggiungimento di brillanti risultati economici.

Tra gli eventi più significativi dell'anno, o immediatamente successivi alla chiusura dell'esercizio, si possono annoverare, in ordine cronologico:

- Nel mese di gennaio, l'acquisizione brasiliana delle attività UDV, che ha permesso al Gruppo:
  - di aggiungere al proprio portafoglio marchi *leader* in un mercato giovane e dalle enormi potenzialità di sviluppo;
  - di crescere nel segmento a maggior redditività (*spirits*);
  - di incrementare la diversificazione geografica delle attività;
  - di rafforzare significativamente la propria presenza in Brasile, primo mercato in termini di volume per la marca *Campari*.
- Nel mese di maggio, terminato l'accordo con il precedente distributore, l'avvio della commercializzazione diretta dei prodotti *Cinzano* sul mercato italiano, ritenuta indispensabile per il rilancio della marca.
- Nel mese di luglio la quotazione del Gruppo in Borsa, che:
  - ha incrementato la visibilità del Gruppo nei mercati finanziari;
  - ha aumentato in misura esponenziale la capacità di raccolta di capitali di rischio e/o di debito, a beneficio della strategia di crescita per linee esterne in atto;
  - ha svolto un utilissimo ruolo di catalizzatore del processo di crescita professionale del *management*.
- Nel mese di dicembre, il raggiungimento dell'accordo che ha consentito al Gruppo di ottenere, dal gennaio 2002, il controllo di Skyy Spirits, LLC, società proprietaria del marchio *Skyy Vodka*, uno dei *brand* in più rapida crescita nell'intero panorama mondiale del settore. Per questa operazione, al di là dell'evidente qualità intrinseca dell'oggetto dell'acquisizione, è opportuno segnalare la valenza strategica connessa:
  - all'ottenimento di una posizione rilevante nel più vasto e ricco mercato di *spirits* del mondo, quello statunitense;
  - al conseguente sostanziale aumento delle possibilità del Gruppo di perseguire con successo il processo di crescita per linee esterne in atto;
  - al fatto di poter beneficiare della collaborazione di un *management* di grande esperienza e successo.
- Nel gennaio 2002, terminata la fase progettuale protrattasi per l'intero 2001, l'avvio dei lavori relativi alla costruzione della nuova unità produttiva di Novi Ligure. Il nuovo stabilimento, inizialmente destinato alla sola produzione di spumanti e *vermouth Cinzano*, consentirà, nel medio termine, di attuare l'indispensabile razionalizzazione dell'assetto produttivo del Gruppo.
- Infine, sempre nel mese di gennaio 2002, l'acquisizione del 100% di Zedda Piras S.p.A. e del 67,62% di Sella e Mosca S.p.A..

  L'acquisizione di Sella & Mosca, la più importante azienda vitivinicola sarda, proprietaria di circa 600 ettari (di cui circa 500 ettari a vigneti) e dotata di un apprezzabile portafoglio prodotti focalizzato nei vini di qualità medio-alta, segna l'ingresso del Gruppo nel mercato dei vini fermi. Stanti le potenzialità di consolidamento dell'industria vitivinicola italiana, l'obiettivo strategico alla base dell'acquisizione in oggetto è quello di sviluppare nel medio periodo un polo vinicolo italiano, che possa unire un portafoglio prodotti diversificato e cogliere le potenzialità di sviluppo di questo assai promettente mercato.

  Infine, con l'operazione Zedda Piras, produttrice dell'omonimo Mirto di Sardegna, si è colta l'opportunità di acquisire un *brand leader* in un segmento di mercato, quello dei liquori dolci a base frutta, che ha evidenziato negli ultimi anni interessanti tassi di crescita. L'obiettivo di breve periodo è quello di rafforzare la presenza della marca nell'Italia continentale e di far diventare il Mirto Zedda Piras l'alternativa al limoncello, categoria che, terminata la fase espansiva, si trova nella fase di inoltrata maturità.

Nei successivi paragrafi viene fornita una più dettagliata descrizione degli eventi sopra riportati.

Per quanto concerne i risultati economici, la brillante *performance* del Gruppo Campari nel 2001 può essere così sintetizzata:

	€ milioni		
	2001	2000	Variazione %
Vendite al netto di sconti e accise	494,3	434,0	13,9%
EBITDA prima dei costi non ricorrenti	120,0	105,7	13,5%
EBITDA	114,5	104,7	9,4%
EBITA [(1)] prima dei costi non ricorrenti	105,7	94,3	12,0%
EBITA [(1)]	100,1	93,2	7,3%
EBIT prima dei costi non ricorrenti	94,2	86,4	9,0%
EBIT	88,6	85,3	3,9%
Utile netto	63,4	52,8	20,0%

(1): EBITA: EBIT prima dell'ammortamento dell'avviamento e dei marchi

Le vendite nette, definite come vendite al netto degli sconti e delle accise, sono aumentate del 13,9%; il tasso di crescita conseguito, a due cifre per il terzo esercizio consecutivo, ha portato il tasso di crescita medio annuo ponderato (*CAGR*) delle vendite nel periodo 1998-2001 al 14,0%.
Il raggiungimento di tale risultato è stato possibile grazie alla coerente realizzazione della strategia di sviluppo, basata sui due assi portanti della crescita per acquisizioni e del forte e mirato supporto di *marketing* al portafoglio prodotti esistente.

Eventi significativi

Acquisizione brasiliana

Il 31 gennaio 2001 il Gruppo Campari ha finalizzato l'acquisizione dal gruppo UDV ("UDV") della società brasiliana UDV Industria e Comercio Ltda. ("UDVIC"), proprietaria, anche tramite sue controllate, di marchi *leader* nei mercati brasiliano e uruguayano, quali *Dreher*, *Old Eight*, *Drury's*, *Liebfraumilch* e *Gregson's*.
Le attività brasiliane acquisite includono, oltre ai marchi sopra descritti, due stabilimenti dotati di rilevante capacità per la produzione di *spirits*. Contestualmente alla descritta acquisizione è stato stipulato con UDV un contratto di licenza di produzione dei seguenti prodotti: *Smirnoff*, *Smirnoff Ice*, *Bell's Scotch whisky*, *Gilbey's gin*, *Master's Choice* e *Berro De Agua*.
Per quanto concerne la gestione operativa, nel corso del 2001 è stata realizzata con successo l'integrazione commerciale e amministrativa delle attività acquisite. Nell'unità produttiva di Sorocaba, la principale delle due recentemente acquisite, nel corso dell'esercizio è stato ultimato l'investimento che, a partire dal gennaio 2002, ha consentito di trasferirvi le produzioni di *Campari*, *Jägermeister* e *Cynar* e contestualmente di fermare l'unità produttiva di Barueri.

Distribuzione di *Cinzano* in Italia e riacquisto di partecipazione

Nei primi mesi dell'anno è stato raggiunto un accordo con il licenziatario F.lli Gancia S.p.A. in forza del quale, a decorrere dal 1 maggio 2001, la commercializzazione dei *vermouth* e degli spumanti *Cinzano* sul territorio nazionale è passata alla controllata Campari S.p.A..
Sempre nell'ambito dell'accordo raggiunto con F.lli Gancia S.p.A., le azioni rappresentanti il 6% del capitale sociale di Cinzano Investimenti e Partecipazioni S.p.A. sono state riacquistate dalla controllata Campari-Crodo S.p.A.. A seguito di questa acquisizione il Gruppo, detenendo il 100% del capitale sociale di Cinzano Investimenti e Partecipazioni S.p.A. e della sua controllata Francesco Cinzano & C.ia S.p.A., proprietaria del marchio *Cinzano*, nell'ottica del costante programma di semplificazione e razionalizzazione della struttura, ha perfezionato la fusione per incorporazione di Cinzano Investimenti e Partecipazioni S.p.A. in Campari-Crodo S.p.A..

Quotazione

Il 13 giugno 2001 Borsa Italiana S.p.A., con provvedimento n. 1734, ha disposto l'ammissione alle negoziazioni sul Mercato Telematico Azionario (MTA) delle azioni ordinarie di Davide Campari-Milano S.p.A.; il 20 giugno 2001 la CONSOB, con provvedimento n. 1049199, ha rilasciato il nulla osta relativamente alla quotazione in Borsa.
Le azioni di Davide Campari-Milano S.p.A. (Reuters: CPR.MI e Bloomberg: CPR IM) sono quotate al Mercato Telematico Azionario (MTA), segmento *Blue Chips*, dal 6 luglio 2001.
L'operazione di quotazione è stata strutturata mediante un'Offerta Globale di 12.705.000 azioni ordinarie rivolta al pubblico indistinto in Italia e a investitori professionali italiani ed istituzionali esteri, inclusi gli Stati Uniti d'America ai sensi della *Rule 144A* del *Securities Act of 1933*. Nell'ambito dell'Offerta Pubblica di

Vendita, è stata riservata una quota ai dipendenti e amministratori della Capogruppo e delle società italiane da essa controllate e un'altra quota è stata riservata ad agenti e grossisti delle stesse.
In esecuzione di tale progetto, oltre agli interventi necessari per adeguare lo Statuto e le procedure della Capogruppo alle regole di *Corporate Governance*, la società ha altresì provveduto a rinforzare le proprie strutture amministrative e di controllo di gestione per poter adempiere agli obblighi aggiuntivi di comunicazione finanziaria posti a carico delle società quotate.

Andamento delle vendite

Nel 2001 le vendite nette del Gruppo Campari sono state pari a € 494,3 milioni; rispetto all'anno precedente, in cui le vendite nette erano state pari a € 434,0 milioni, la crescita è stata del 13,9%.
Come evidenziato nella tabella sottostante, la variazione del perimetro di consolidamento ha avuto un'incidenza significativa, rappresentando complessivamente una crescita del 9,9%.
Tale crescita è stata quasi interamente determinata dalle vendite dei *brand* relativi all'acquisizione brasiliana che, negli undici mesi consolidati nel 2001, sono state pari a € 42,3 milioni.
Il portafoglio prodotti esistente al 31 dicembre 2000 ha avuto peraltro una soddisfacente crescita delle vendite nette del 4,0% che, ove depurata degli effetti negativi connessi alle fluttuazioni dei cambi, risulterebbe peraltro del 5,5%.
Le variazioni dei tassi medi di cambio dell'esercizio rispetto a quello precedente hanno infatti prodotto un effetto negativo quantificabile nel 1,5% delle vendite nette del 2001; tale erosione è stata determinata prevalentemente dal Real brasiliano, il cui rapporto di cambio con l'€ si è svalutato del 24,5%, ma in misura non trascurabile anche dallo Yen, svalutatosi del 9,2%.

	€ milioni	In % su 2000
Vendite nette 2001	494,3	
Vendite nette 2000	434,0	
Variazione totale	60,3	13,9%
di cui :		
- acquisizione brasiliana	42,3	9,7%
- distribuzione succhi di frutta *Granini*	0,7	0,2%
Impatto totale nuovo perimetro consolidamento	43,0	9,9%
- crescita organica al lordo di effetto cambio	24,0	5,5%
- effetto variazioni cambio	-6,7	-1,5%
Crescita organica netta	17,3	4,0%

Il dettaglio delle vendite nette derivanti dall'acquisizione brasiliana è il seguente:

	€ milioni	In % sul totale
per aree di *business*		
Dreher	23,1	54,7%
Admix whiskies	15,8	37,3%
Spirits	38,9	91,9%
Liebfraumilch	1,2	2,8%
Wines	1,2	2,8%
copacking + altro	2,2	5,3%
Altre vendite	2,2	5,3%
Totale	42,3	100,0%
per mercato		
Americhe	42,3	100,0%
Totale	42,3	100,0%

La tabella seguente mostra la ripartizione e l'evoluzione delle vendite per area geografica.

(€ milioni)	2001		2000		Variazione %
Italia	263,5	53,3%	249,2	57,4%	5,8%
UE	109,4	22,1%	106,5	24,5%	2,8%
Americhe	76,7	15,5%	36,3	8,4%	111,1%
Europa *extra* UE	21,8	4,4%	20,5	4,7%	6,0%
Resto del mondo	22,9	4,6%	21,5	5,0%	6,1%
Totale	494,3	100,0%	434,0	100,0%	13,9%

Il consolidamento dell'acquisizione brasiliana ha notevolmente modificato la ripartizione geografica delle vendite a beneficio dell'area Americhe, le cui vendite complessive sono state pari a € 76,7 milioni; tale area, registrando una crescita del 111% rispetto al 2000, ha portato la sua incidenza sul totale delle vendite nette del Gruppo dal 8,4% al 15,5%. E' necessario altresì ricordare che nell'area Americhe, pur a perimetro di consolidamento omogeneo rispetto al 2000, i due terzi delle vendite sono stati conseguiti nel mercato brasiliano, e dunque gli effetti negativi connessi alla svalutazione del Real rispetto all'€ hanno in qualche misura eroso le vendite dell'area stessa.
Le altre aree geografiche, come diretta conseguenza dell'importante effetto dell'acquisizione brasiliana, hanno visto ridotto il peso percentuale delle loro vendite sul totale Gruppo, nonostante in termini assoluti tutte abbiano comunque registrato una crescita rispetto all'anno precedente; in particolare:
- in Italia le vendite hanno avuto un incremento del 5,8%, imputabile solo in minima parte, lo 0,3%, all'avvio della commercializzazione dei succhi di frutta *Granini* ed in misura preponderante, il 5,5%, al buon andamento dei prodotti in portafoglio. In particolare si evidenziano i buoni risultati dei *core brand*, che hanno beneficiato di importanti investimenti di comunicazione, quali *Crodino* che, anche grazie al sostegno della nuova vincente campagna pubblicitaria, ha chiuso il 2001 in crescita del 9,3%, nonché *Campari* e *CampariSoda*, in crescita rispettivamente del 6,7% e del 3,6%.
Le vendite sul mercato italiano hanno inoltre particolarmente beneficiato del positivo avvio della commercializzazione diretta dei prodotti *Cinzano*, le cui vendite nette nel 2001 hanno raggiunto € 10,0 milioni contro € 3,2 milioni conseguiti nel precedente esercizio.
- negli altri mercati UE, che complessivamente rappresentano il 22% del *business* del Gruppo, la crescita delle vendite, più contenuta e pari al 2,8%, è apparsa fortemente condizionata dall'andamento dell'importante mercato tedesco. In Germania infatti le vendite, pur complessivamente cresciute del 2,0%, hanno visto una contrazione di *Campari*, in flessione del 4,1%, solo in parte mitigata da un'evoluzione più che soddisfacente di *Cinzano*, *Cynar* e *Ouzo 12*.
Spagna, Francia e Grecia, che rappresentano rispettivamente il secondo, terzo e quarto mercato dell'area UE, hanno avuto uno sviluppo delle vendite molto positivo, con tassi di crescita a due cifre.
- nei mercati europei *extra* UE, che rappresentano poco più del 4% delle vendite del Gruppo, la crescita è stata del 6,0%, sostanzialmente trainata dall'apporto determinante del mercato svizzero.
- nel resto del mondo, area che include Asia, Africa e Oceania, e che nel 2001 ha avuto un'incidenza di poco inferiore al 5% del totale Gruppo, le vendite sono cresciute del 6,1%. E' tuttavia opportuno ricordare che nei due mercati principali, Giappone e Australia, penalizzanti tassi di cambio hanno avuto un impatto molto importante sulle vendite, tale per cui la crescita di quest'area, a tassi di cambio invariati, sarebbe stata del 13,6%.

L'evoluzione delle vendite per area di *business* è riportata nella tabella sottostante:

(€ milioni)	2001		2000		Variazione %
Spirits	283,8	57,4%	235,3	54,2%	20,6%
Wines	73,6	14,9%	67,9	15,6%	8,4%
Soft drinks	127,4	25,8%	124,3	28,6%	2,5%
Altro	9,5	1,9%	6,5	1,5%	45,3%
Totale	494,3	100,0%	434,0	100,0%	13,9%

Spirits

La buona *performance* globale del Gruppo Campari in questo segmento nel 2001 può essere sintetizzata nel miglioramento della quota di mercato a volume, desumibile dal confronto di dati che segue:
- il mercato è cresciuto del 1,1% (variazione rilevata dei volumi di vendita 2001 / 2000 delle prime 100 marche "*premium*" di "*distilled spirit*" nel mondo; fonte: Impact);
- il Gruppo Campari è cresciuto del 2,5% (variazione dei volumi di vendita 2001 / 2000 del segmento *spirits* a perimetro di consolidamento invariato).
Le vendite del segmento *spirits* nel 2001 hanno raggiunto € 283,8 milioni, registrando un'incidenza sul totale delle vendite del Gruppo del 57,4% ed una crescita del 20,6% rispetto al risultato conseguito nell'esercizio precedente.
Tale considerevole tasso di crescita è imputabile:
- per il 16,5% al consolidamento dell'acquisizione brasiliana;
- per il 4,1% alla crescita organica dei prodotti in portafoglio, che, ove valutata al lordo degli effetti cambio negativi, quantificabili nel 2,5%, sarebbe stata pari al 6,6%.
Relativamente all'acquisizione brasiliana è opportuno infatti ricordare che la quasi totalità delle vendite ad essa relative (il 92%) è stata conseguita da marchi, quali principalmente l'*aguardiente Dreher* e gli *admix whiskies Old Eight* e *Drury's*, che sono inclusi nel segmento *spirits*.

La crescita organica, complessivamente positiva, è stata determinata dal buon andamento delle vendite di tutti i marchi in portafoglio, tanto di quelli del Gruppo quanto di quelli di terzi (contratti di distribuzione e licenze di fabbricazione).

Spirits - marchi del Gruppo

Le vendite di *Campari* sono lievemente diminuite (-0,2%) rispetto allo scorso anno. Relativamente al primo prodotto del Gruppo, è opportuno sottolineare il fatto che sull'importantissimo mercato brasiliano ha inciso negativamente la forte svalutazione del Real nei confronti dell'€, e che, al lordo gli effetti cambio, le vendite di *Campari* sono cresciute del 3,2%.

Le vendite di *Campari,* pur depurate degli effetti cambi, hanno comunque registrato una flessione lieve in Brasile e più marcata in Germania; molto positivo invece l'andamento del prodotto in tutti gli altri principali mercati e in particolare in Italia, Svizzera e Giappone.

CampariSoda, che ha realizzato il 97% delle vendite sul mercato italiano, ha avuto una crescita del 3,7%.

Molto buono è stato l'andamento di *Cynar,* che ha registrato una crescita delle vendite del 10,9%. Tale risultato è la conseguenza di una leggera crescita (+0,3%) in Italia, di un forte sviluppo in Germania (+23,6%) e del più che soddisfacente allargamento distributivo in nuovi importanti mercati.

Ouzo 12 ha avuto un incremento delle vendite del 6,9%, grazie al risultato positivo conseguito in entrambi i principali mercati di riferimento, Germania e Grecia.

Skyy Vodka ha mantenuto nell'esercizio l'elevato tasso di crescita caratteristico di una marca in fase di pieno sviluppo, incrementando così le vendite del 39,0%. E' opportuno ricordare che nel 2001 il Gruppo è stato distributore della marca per tutti i mercati, con l'esclusione degli Stati Uniti, e come tale esclusivamente dette vendite sono state consolidate. In seguito all'acquisizione del controllo di Skyy Spirits, LLC, società proprietaria del marchio *Skyy Vodka*, avvenuta nel gennaio 2002, anche le vendite negli Stati Uniti, mercato che nel 2001 ha costituito il 93% del giro d'affari totale del *brand*, saranno consolidate dal Gruppo. A tal proposito segnaliamo che nel 2001 le vendite di *Skyy Vodka* sul mercato americano hanno fatto registrare ancora una volta una crescita eccellente, pari al 18,7%.

Impact, la testata considerata la più accreditata fonte di informazioni sul mercato mondiale degli *spirits*, rileva che *Skyy Vodka* è stata nel 2001 la seconda marca per tasso di crescita fra i primi 100 *brand* al mondo di "*premium distilled spirits*", vincendo così per il settimo anno consecutivo la qualifica di "*hot brand*".

Spirits - marchi di terzi

Le vendite dei principali prodotti hanno avuto il seguente andamento:

- *Jägermeister* è cresciuto del 6,5%, grazie ad un ottimo andamento nei due mercati in cui è distribuito dal Gruppo, Italia e Brasile;
- *Grand Marnier*, distribuito in Germania, è cresciuto del 12,0%;
- *Grant's*, del quale nel corso dell'esercizio è stata avviata con grande successo la distribuzione nel mercato brasiliano, è cresciuto del 79,8%.

Wines

Le vendite del 2001 del segmento *wines* sono state pari a € 73,6 milioni, con una crescita complessiva del 8,4% rispetto al 2000. Le vendite dell'ultimo trimestre, che rappresenta sicuramente la punta di maggior stagionalità dell'anno, sono state eccellenti e hanno consentito al Gruppo di invertire la tendenza non positiva registrata nei primi nove mesi dell'anno.

Wines - marchi del Gruppo

Gli spumanti *Cinzano* hanno realizzato una crescita delle vendite del 14,1%, che trova la sua principale spiegazione nell'importante cambiamento distributivo realizzato sul mercato italiano, dove nel corso dell'esercizio il Gruppo, cessato il rapporto di collaborazione con il precedente distributore e assunta la commercializzazione diretta dei prodotti, ha conseguito ottimi risultati.

Le vendite di spumanti *Cinzano* in Italia sono infatti più che raddoppiate in termini di volumi, raggiungendo i tre milioni di litri, e più che triplicate a valore.

In Germania, che con più di cinque milioni di litri è il principale mercato per gli spumanti *Cinzano*, le vendite sono cresciute del 2,6%.

Le vendite del *vermouth Cinzano* hanno invece terminato il 2001 in leggera flessione (-1,3%) rispetto all'anno precedente. Tale risultato, non del tutto soddisfacente, è stato causato da:

- difficoltà incontrate nei rapporti di fornitura del prodotto finito, la cui produzione, caratterizzata da una molteplicità di *Stock Keeping Unit* (referenze di magazzino), risulta difficilmente gestibile in *outsourcing*;
- riassetto organizzativo in atto in alcuni importanti mercati, volto a migliorarne la struttura distributiva.

Sebbene in misura decisamente più contenuta rispetto a quanto riportato per il segmento *spirits*, anche il segmento *wines* ha beneficiato degli effetti positivi del consolidamento dell'acquisizione brasiliana. Le

vendite del vino *Liebfraumilch* hanno infatti avuto un'incidenza del 1,7% sulla crescita totale dell'anno degli *wines* del Gruppo.

Wines - marchi di terzi

Le vendite degli spumanti *Riccadonna* hanno avuto un andamento globalmente positivo (+ 2,8%) nonostante il negativo effetto cambio rilevato nel mercato principale, quello australiano.

Le vendite degli spumanti *Henkell Trocken* sul mercato svizzero sono cresciute del 3,6%.

Soft drinks

Le vendite di quest'area di *business* nel 2001 sono state pari a € 127,4 milioni, in crescita del 2,5% rispetto all'anno precedente. Tale incremento è il risultato di un anno decisamente positivo per *Crodino* e al contrario non facile per tutti gli altri *soft drinks,* e in particolare per le bevande gassate *Lemonsoda*, *Oransoda* e *Pelmosoda*, che hanno risentito di condizioni climatiche sfavorevoli e di un inasprimento del livello di concorrenza.

Nel mercato italiano dei *soft drinks* infatti, il segmento delle bevande gassate nel corso del 2001 è risultato in contrazione del 3,4% (fonte Nielsen, vendite in volume *food* + bar). Le due cause principali di tale andamento possono essere individuate nelle avverse condizioni climatiche della stagione estiva e nel sempre più accentuato sviluppo del concorrenziale segmento delle bevande piatte a base di frutta.

Soft drinks - marchi del Gruppo

Le vendite di *Crodino* nel 2001 sono risultate in crescita del 8,9% grazie all'ottimo andamento sul mercato italiano, che rappresenta il 95% delle vendite del *brand.* Quello di *Crodino* è stato sicuramente uno dei risultati più soddisfacenti conseguiti dal Gruppo nell'esercizio appena terminato, a conferma della grande solidità della marca, sostenuta peraltro nel corso dell'anno da una nuova vincente campagna pubblicitaria.

Le vendite di *Lemonsoda*, *Oransoda* e *Pelmosoda* hanno registrato una flessione del 4,0% rispetto all'anno precedente, determinata oltre che dai sopracitati fattori anche da una particolarmente intensa attività promozionale dei diretti *competitors*.

Anche le acque minerali e le altre bibite a marca *Crodo* hanno avuto una diminuzione delle vendite rispettivamente dell'1,6% e del 19,7%.

Soft drinks - marchi di terzi

Le vendite di *Lipton Ice Tea* sono cresciute del 1,5%.

Le vendite dei succhi di frutta *Granini*, la cui commercializzazione da parte del Gruppo è iniziata nel marzo 2001, hanno avuto un impatto sulla crescita complessiva dei *soft drinks* del Gruppo pari allo 0,6%.

Altre vendite

Questo segmento residuale include le prestazioni di servizi e le vendite di materie prime e semilavorati, trovando le vendite di prodotti finiti integrale allocazione nei tre segmenti *spirits*, *wines* e *soft drinks*.

Nel corso del 2001 tali vendite, pari a € 9,5 milioni, sono state relative a prestazioni di servizi, ovvero attività di imbottigliamento a favore di terzi, per € 7,4 milioni, e a cessioni di materie prime e semilavorati per € 2,1 milioni.

Il significativo incremento delle altre vendite, quantificabile nel 45,3%, è imputabile principalmente ai servizi di imbottigliamento prestati a UDV in Brasile e in Italia. Ai fini della determinazione della crescita organica ed esterna, per quanto concerne il Brasile l'incremento è stato trattato quale ampliamento dell'area di consolidamento, in quanto gli accordi di prestazioni di servizi sono stati raggiunti col venditore contestualmente alla sopracitata acquisizione, per quanto concerne l'Italia al contrario, trattandosi di rinnovo ed estensione di un contratto di imbottigliamento già in essere al 31 dicembre 2000, l'incremento è stato computato ai fini della determinazione della crescita organica.

Conto economico riclassificato

La tabella seguente espone il conto economico consolidato, riclassificato secondo la prassi internazionale, relativo agli esercizi 2001 e 2000. I valori sono espressi in milioni di €, per ogni linea viene evidenziata l'incidenza percentuale sulle vendite nette, nonché la variazione percentuale intercorsa tra i corrispondenti valori dei due periodi.

(€ milioni)	2001		2000		Variazione
	valore	%	valore	%	%
Vendite nette	**494,3**	**100,0%**	**434,0**	**100,0%**	**13,9%**
Costo dei materiali	(170,0)	-34,4%	(146,6)	-33,8%	16,0%
Costi di produzione	(41,5)	-8,4%	(34,5)	-7,9%	20,0%
Totale costo del venduto	(211,5)	-42,8%	(181,1)	-41,7%	16,8%
Margine lordo	**282,8**	**57,2%**	**252,9**	**58,3%**	**11,8%**
Pubblicità e promozioni	(91,3)	-18,5%	(79,6)	-18,3%	14,7%
Costi di vendita e distribuzione	(55,0)	-11,1%	(50,5)	-11,6%	8,9%
Margine commerciale	**136,5**	**27,6%**	**122,8**	**28,3%**	**11,1%**
Spese generali e amministrative	(30,9)	-6,3%	(28,5)	-6,6%	8,3%
Ammortamento avviamento e marchi	(11,4)	-2,3%	(7,9)	-1,8%	44,9%
Risultato operativo prima dei costi non ricorrenti	**94,2**	**19,1%**	**86,4**	**19,9%**	**9,0%**
Costi non ricorrenti	(5,6)	-1,1%	(1,1)	-0,3%	
Risultato operativo = EBIT	**88,6**	**17,9%**	**85,3**	**19,7%**	**3,9%**
Proventi (oneri) finanziari netti	3,2	0,6%	5,3	1,2%	-40,4%
Utili (perdite) su cambi netti	(3,9)	-0,8%	0,1	0,0%	
Altri proventi (oneri) non operativi	6,1	1,2%	6,7	1,5%	-9,0%
Interessi di minoranza	0,0	0,0%	0,1	0,0%	
Utile prima delle imposte	**94,0**	**19,0%**	**97,5**	**22,5%**	**-3,6%**
Imposte	(30,6)	-6,2%	(44,7)	-10,3%	-31,5%
Utile netto	**63,4**	**12,8%**	**52,8**	**12,2%**	**20,0%**
Ammortamenti materiali	11,3	2,3%	9,7	2,2%	16,1%
Ammortamenti immateriali	14,5	2,9%	9,6	2,2%	51,5%
Totale ammortamenti	25,8	5,2%	19,3	4,4%	33,7%
EBITDA prima dei costi non ricorrenti	**120,0**	**24,3%**	**105,7**	**24,4%**	**13,5%**
EBITDA	**114,5**	**23,2%**	**104,7**	**24,1%**	**9,4%**
EBITA prima dei costi non ricorrenti	**105,7**	**21,4%**	**94,3**	**21,7%**	**12,0%**
EBITA	**100,1**	**20,3%**	**93,2**	**21,5%**	**7,3%**

La struttura di conto economico riclassificato in uso evidenzia diversi livelli di redditività, dei quali il margine commerciale è sicuramente uno dei più rappresentativi dell'andamento della gestione.
Il margine commerciale, che rappresenta la redditività dei prodotti venduti al netto dei costi di produzione, vendita, distribuzione e degli investimenti promo-pubblicitari, nel 2001 si è attestato a € 136,5 milioni, evidenziando un'incidenza del 27,6% sulle vendite nette e una crescita del 11,1% rispetto all'esercizio precedente.
Il tasso di crescita in oggetto, per quanto estremamente positivo, è stato inferiore rispetto a quello rilevato a livello delle vendite nette, principalmente per il più che proporzionale aumento del costo del venduto.
In particolare, il costo delle materie prime ha avuto una crescita significativa rispetto all'anno precedente, pari in valore assoluto al 16,0%, e l'incidenza sulle vendite nette è passata dal 33,8% al 34,4%. Tale fenomeno è attribuibile in parte al considerevole aumento effettivo dei costi unitari di alcune materie prime, tra le quali particolarmente significativo quello dell'alcool, e in parte alla maggiore incidenza del costo dei materiali in rapporto alle vendite dei prodotti relativi all'acquisizione brasiliana rispetto al dato organico di Gruppo.
Le spese di produzione, analogamente, hanno incrementato la loro incidenza sulle vendite nette, passando dal 7,9% al 8,4% nel 2001, principalmente a causa del consolidamento dei costi relativi alla gestione dei due stabilimenti brasiliani di Sorocaba e Jabotao. E' comunque opportuno ricordare, come già precedentemente riportato nel paragrafo relativo agli eventi significativi dell'esercizio, che, per quanto nel 2001 di fatto non sia stato ancora possibile realizzare in Brasile particolari sinergie industriali, a partire dal 2002, conseguentemente alla chiusura dello stabilimento di Barueri, sono attesi importanti recuperi di produttività.
Gli investimenti promo-pubblicitari netti del 2001 sono stati complessivamente pari a € 91,3 milioni, in crescita del 14,7% rispetto all'anno precedente e con un'incidenza sulle vendite nette del 18,5% (nel 2000 fu del 18,3%). E' opportuno considerare che nel 2001 l'investimento effettuato sui marchi, propri e di terzi, in portafoglio, al lordo dei contributi ricevuti a copertura degli investimenti sostenuti su *brand* di terzi, è stato pari al 19,5% delle vendite nette.
Rispetto all'anno precedente i costi di vendita e di distribuzione hanno contenuto la loro crescita al 8,9%, generando un miglioramento non trascurabile della loro incidenza percentuale sulle vendite nette, che è così scesa dal 11,6% al 11,1%. Tale impatto positivo sui conti del Gruppo da un lato è imputabile all'avvenuta integrazione dei *brand* brasiliani recentemente acquisiti nella struttura commerciale e distributiva esistente, gestita dalla controllata Campari do Brasil Ltda., dall'altro è imputabile agli effetti di riduzione dei costi derivanti dalla razionalizzazione dell'organizzazione distributiva italiana in corso.

Il risultato operativo (EBIT) prima dei costi non ricorrenti del 2001 è stato pari a € 94,2 milioni, pari al 19,1% delle vendite nette, e ha evidenziato una crescita del 9,0% rispetto all'anno precedente.
L'incremento dell'ammortamento di avviamento e marchi, quantificabile in € 3,5 milioni, e conseguente principalmente al consolidamento dell'avviamento relativo all'acquisizione brasiliana, ha inciso in modo particolare sul livello di redditività in oggetto.
Le spese generali e amministrative, che sono cresciute in valore assoluto del 8,3%, hanno peraltro ridotto la loro incidenza sulle vendite nette, scendendo così dal 6,6% al 6,3%.
E' opportuno ricordare che le spese generali includono anche proventi ed oneri diversi, di natura operativa.
Il risultato operativo (EBIT) dopo i costi non ricorrenti è stato di € 88,6 milioni, in crescita del 3,9% rispetto al risultato del 2000, in cui era stato pari a € 85,3 milioni.
I costi non ricorrenti, che nel 2000 erano marginali, hanno invece avuto un impatto rilevante nel 2001, complessivamente pari a € 5,6 milioni, così ripartiti :

- costi derivanti dall'adeguamento organizzativo e della struttura societaria conseguenti all'operazione di quotazione, per € 2,2 milioni;
- costi di ristrutturazione, prevalentemente relativi alla citata riorganizzazione della rete commerciale italiana, per € 2,8 milioni;
- costi per consulenze relative ad operazioni di acquisizione, per € 0,6 milioni.

L'EBITDA, ovvero il risultato operativo prima degli ammortamenti delle immobilizzazioni materiali e immateriali ha avuto la seguente evoluzione:
L'EBITDA prima dei costi non ricorrenti, in crescita del 13,5% sull'anno precedente, ha raggiunto € 120,0 milioni, pari al 24,3% delle vendite nette.
L'EBITDA dopo i costi non ricorrenti, in crescita del 9,4% rispetto al 2000, analogamente a quanto evidenziato per l'EBIT, ha scontato l'impatto considerevole degli oneri non ricorrenti, attestandosi così a € 114,5 milioni, pari al 23,2% delle vendite nette.

L'EBITA, ovvero il risultato operativo prima degli ammortamenti di *goodwill* e marchi ha avuto invece la seguente evoluzione:
L'EBITA prima dei costi non ricorrenti, in crescita del 12,0% sull'anno precedente, ha raggiunto € 105,7 milioni, pari al 21,4% delle vendite nette.
L'EBITA dopo i costi non ricorrenti, in crescita del 7,3% rispetto al 2000, analogamente a quanto evidenziato per l'EBIT e l'EBITDA, ha scontato l'impatto considerevole degli oneri non ricorrenti, attestandosi così a € 100,1 milioni, pari al 20,3% delle vendite nette.

L'utile prima delle imposte, pari a € 94,0 milioni, ha evidenziato una lieve contrazione (-3,6%) rispetto all'anno precedente, principalmente per le ragioni di seguito riportate:

- minori proventi finanziari per € 2,1 milioni; l'acquisizione brasiliana ha infatti assorbito parte della liquidità del Gruppo, che è stata peraltro remunerata a tassi inferiori rispetto all'esercizio precedente a causa della riduzione dei tassi d'interesse che ha caratterizzato tutto il 2001;
- maggiori perdite su cambi per € 4,0 milioni, dei quali peraltro € 2,6 milioni sono costituiti da una perdita su cambi non realizzata, relativa a finanziamenti denominati nella divisa statunitense, accesi nell'ambito dell'acquisizione delle attività brasiliane e in essere alla data di chiusura dell'esercizio;
- minor apporto di proventi non operativi per € 0,6 milioni, principalmente imputabile al conseguimento di minori plusvalenze su immobili non strumentali.

L'utile netto del Gruppo per l'esercizio 2001, in crescita del 20,0% rispetto a quello realizzato nel 2000, è stato pari a € 63,4 milioni. A tale risultato ha contribuito la riduzione del carico fiscale nominale dell'esercizio rispetto a quello dell'anno precedente, penalizzato da un accantonamento al fondo rischi fiscali di € 17,0 milioni.

Redditività per area di business

Il margine commerciale del Gruppo del 2001 e del 2000 risulta ripartito per aree di *business* come segue:

	2001		2000		2001 / 2000
	€ milioni	% su totale	€ milioni	% su totale	Var. %
Spirits	101,4	74,3%	89,0	72,5%	13,9%
Wines	11,4	8,3%	13,5	11,0%	-15,5%
Soft drinks	21,9	16,1%	18,6	15,1%	18,1%
Altro	1,8	1,3%	1,8	1,4%	0,2%
Totale margine commerciale	136,5	100,0%	122,8	100,0%	11,1%

In sintesi, l'evoluzione complessiva, quantificabile nel 11,1% a livello di totale margine commerciale, risulta determinata da una crescita del margine commerciale dei segmenti *spirits* e *soft drinks* e da una contrazione di quello degli *wines*.
Gli *spirits*, con un'incidenza che ha superato il 74% del totale, hanno rafforzato il loro ruolo di *core business* del Gruppo Campari.

Redditività *spirits*

	2001		2000		2001 / 2000
	€ milioni	Inc.% su vendite del segmento	€ milioni	Inc.% su vendite del segmento	Var. %
Vendite nette	283,8	100,0%	235,3	100,0%	20,6%
Margine lordo	191,9	67,6%	167,0	71,0%	14,9%
Margine commerciale	101,4	35,7%	89,0	37,8%	13,9%

Il margine commerciale del segmento *spirits* nel 2001 ha raggiunto € 101,4 milioni, registrando una crescita del 13,9% rispetto all'anno precedente, superiore pertanto a quella complessiva del Gruppo (che risulta essere del 11,1%).

L'acquisizione brasiliana, le cui vendite, come precedentemente ricordato, sono composte quasi integralmente da marchi appartenenti al segmento *spirits*, ha avuto un impatto importante sulla crescita in valore del margine commerciale in oggetto.
La redditività del segmento è risultata tuttavia in leggera contrazione rispetto all'anno precedente ove analizzata in termini di incidenza percentuale sulle sue vendite nette, in particolare il margine lordo ha ridotto il proprio peso dal 71,0% al 67,6% nel 2001, principalmente a causa della più elevata incidenza del costo del venduto dei nuovi prodotti "brasiliani".
Il margine commerciale si è mantenuto ad un livello assolutamente soddisfacente in termini di incidenza sulle vendite nette, pari al 35,7%, registrando una lieve riduzione rispetto a quella del 2000, che era stata pari al 37,8%.
I costi promo-pubblicitari del *business* brasiliano hanno infatti evidenziato un'incidenza sulle vendite nette inferiore rispetto a quella degli *spirits* in portafoglio per il minor costo dell'attività di comunicazione del mercato brasiliano; inoltre, a livello di Gruppo, si rileva un positivo contenimento dell'incidenza percentuale dei costi di vendita e distribuzione, in parte costi fissi, contenimento di cui ha maggiormente beneficiato proprio il segmento *spirits*, dimensionalmente maggiore e in più marcata crescita rispetto alle altre aree di *business*.

Redditività *wines*

	2001		2000		2001 / 2000
	€ milioni	Inc.% su vendite del segmento	€ milioni	Inc.% su vendite del segmento	Var. %
Vendite nette	73,6	100,0%	67,9	100,0%	8,4%
Margine lordo	30,9	41,9%	30,1	44,4%	2,5%
Margine commerciale	11,4	15,5%	13,5	19,8%	-15,5%

Il margine commerciale degli *wines* nel 2001 è stato di € 11,4 milioni, in flessione del 15,5% rispetto a quello realizzato nel 2000, pari ad € 13,5 milioni.
La contrazione della redditività del segmento è imputabile a due cause principali: uno sfavorevole *mix* delle vendite ed i consistenti investimenti promo-pubblicitari sostenuti.
Le vendite, complessivamente cresciute del 8,4%, sono risultate in aumento per gli *sparkling wines* (incremento significativo per *Cinzano* e più contenuto per i prodotti di terzi) e in lieve contrazione per il *vermouth Cinzano*, prodotto con un margine lordo unitario superiore a quello degli *sparkling wines*. Di conseguenza il margine lordo del segmento *wines*, che in valore assoluto ha comunque segnato un incremento del 2,5%, ha ridotto la propria incidenza sulle vendite nette, passando dal 44,4% al 41,9%.
Nell'ultimo trimestre dell'anno, cogliendo la fase di massima stagionalità delle vendite, il Gruppo ha dato avvio all'attività commerciale destinata al rilancio della marca Cinzano, pur a sacrificio della massimizzazione della redditività di breve periodo e comunque mantenendo un livello di redditività considerato soddisfacente ai fini della valutazione del ritorno dell'investimento effettuato in occasione dell'acquisto della marca.
Per quanto concerne il mercato italiano, in cui il Gruppo ha avviato nell'esercizio la distribuzione diretta dei prodotti *Cinzano*, sono stati sostenuti importanti costi *one off* di referenziamento.

Pertanto come conseguenza dei maggiori investimenti promo-pubblicitari il margine commerciale del segmento *wines* si è ridotto in termini di incidenza percentuale sulle vendite, passando dal 19,8% del 2000 al 15,5% del 2001.

Redditività *soft drinks*

	2001		2000		2001 / 2000
	€ milioni	Inc.% su vendite del segmento	€ milioni	Inc.% su vendite del segmento	Var. %
Vendite nette	127,4	100,0%	124,3	100,0%	2,5%
Margine lordo	58,2	45,7%	54,0	43,5%	7,8%
Margine commerciale	21,9	17,2%	18,6	14,9%	18,1%

Il margine commerciale dei *soft drinks* nel 2001 è stato di € 21,9 milioni, in crescita del 18,1% rispetto a quello realizzato nel 2000, pari a € 18,6 milioni.
L'incremento della redditività del segmento è stato determinato sostanzialmente dall'ottimo risultato conseguito da *Crodino*, marchio che con il suo elevato ritorno sulle vendite ha abbondantemente compensato la perdita di margine lordo causata dalla flessione delle vendite degli altri *soft drinks*.
In termini di incidenza percentuale sulle vendite nette l'area di *business* in oggetto ha infatti evidenziato una crescita a livello del margine lordo importante, passando dal 43,5% al 45,7% nel 2001.
L'incidenza del margine commerciale sulle vendite nette è cresciuta sostanzialmente in pari misura, 2,3 punti percentuali, passando così dal 14,9% al 17,2%; tanto gli investimenti di *marketing* quanto i costi di vendita e distribuzione hanno mantenuto inalterata la propria incidenza sulle vendite nette.

Redditività altre vendite

	2001		2000		2001 / 2000
	€ milioni	Inc.% su vendite del segmento	€ milioni	Inc.% su vendite del segmento	Var. %
Vendite nette	9,5	100,0%	6,5	100,0%	45,3%
Margine lordo	1,8	18,6%	1,8	27,0%	+0,2%
Margine commerciale	1,8	18,6%	1,8	27,0%	+0,2%

Questo segmento, complementare e marginale, ha visto incrementare considerevolmente le proprie vendite (+ 45,3%), mantenendo una redditività invariata in termini assoluti rispetto all'esercizio precedente.
Il confronto dell'incidenza percentuale dei margini sulle vendite nei due periodi ha ridotta significatività in quanto la composizione di queste vendite nei due esercizi è materialmente differente.

Campari in borsa

Azioni e Azionisti

Il capitale sociale di Davide Campari-Milano S.p.A. ammonta a € 29.040.000 diviso in 29.040.000 azioni dal valore nominale di a € 1,00 ciascuna.
Alla data del 31 dicembre 2001, i principali azionisti risultano essere:

Socio	n. azioni ordinarie	% di possesso
Alicros S.r.l.	14.809.600	50,997%
Morgan Stanley Investment Management Ltd.	1.509.811	5,199%
Davide Campari-Milano S.p.A.(1)	1.000.000	3,443%

(1) Acquisto di azioni proprie finalizzate a servire il piano di *stock option*.

Andamento della quotazione

Nel corso del 2001, il titolo Campari ha registrato una flessione in termini assoluti del 15% rispetto al prezzo di collocamento, pari a € 31,00, e una *performance* relativa in linea con il mercato (indice Mibtel).
La trattazione al MTA delle azioni Campari, iniziata il 6 luglio 2001, ha raggiunto un volume medio giornaliero di 72.374 azioni scambiate (42.260 azioni scambiate escludendo la prima settimana di negoziazioni) e un volume di scambi complessivo pari al 30,4% del totale delle azioni componenti il capitale sociale.


35
33
31
29
27
25
23
21
19
17
15
Euro
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
N. azioni
lug-01 lug-01 ago-01 set-01 ott-01 ott-01 nov-01 dic-01 dic-01 gen-02 feb-02 mar-02
Campari (Volume)
Campari (prezzo azione)
Mibtel (prezzo ribasato)

Fonte: Bloomberg

Dati azionari	2001
Prezzo di collocamento (€)	31,00
Prezzo massimo (€) (1) (registrato il 31 luglio 2001)	31,00
Prezzo minimo (€) (1) (registrato il 14 novembre 2001)	21,84
Prezzo medio (€) (1)	27,16
Prezzo al 31 dicembre 2001 (€) (1)	26,37
Capitalizzazione borsistica al 31 dicembre 2001 (€ milioni)	765,78
Volumi medi scambiati (n. di azioni) (2)	42.260

Fonte: Bloomberg
(1) Prezzo di riferimento
(2) Esclusa la prima settimana di negoziazione

Indici di borsa

- *Price / book value*

Il patrimonio netto in rapporto alle azioni in circolazione si attesta a € 14,82. Sulla base delle quotazioni di fine periodo il *price / book value* è pari a 1,78.

	2001
Prezzo del titolo al 31 dicembre 2001 (€)	26,37
Patrimonio netto per azione (€)	14,82
Price / book value	1,78

- EPS (*earnings per share*) e P/E (*price earnings ratio*)

L'utile per azione del 2001 è pari a € 2,18, in crescita del 20% rispetto al 2000. Il P/E, sulla base del prezzo di fine esercizio, è pari a 12,1.

	2001
Prezzo del titolo al 31 dicembre 2001 (€)	26,37
Utile per azione (EPS) (€)	2,18
P/E	12,1

Sulla base dell'utile netto rettificato per l'ammortamento dell'avviamento e dei marchi, l'utile per azione rettificato del 2001 risulta pari a € 2,58, in crescita del 23,3% rispetto al 2000, mentre il P/E rettificato è pari a 10,2.

	2001
Prezzo del titolo al 31 dicembre 2001 (€)	26,37
Utile per azione rettificato (EPS rettificato) (€)	2,58
P/E rettificato	10,2

- *Payout ratio*

Negli ultimi tre esercizi, a fronte di un dividendo costante nel tempo in valore assoluto, il *payout ratio* si è mantenuto in un intervallo tra il 40% e il 48% degli utili del Gruppo.

(milioni di €)	2001	2000	1999
Utile di esercizio	63,4	52,8	54,4
Dividendi [1]	25,6	25,5	25,5
Payout ratio (%)	40,3%	48,3%	46,8%

(1) per il 2001, dividendo proposto

- *Dividend yield*

Il dividendo garantisce un rendimento, in rapporto al prezzo di fine anno, del 3,3%.

(€)	2001
Dividendo per azione [1]	0,88
Prezzo del titolo al 31 dicembre 2001	26,37
Dividendo / Prezzo [1]	3,3%

(1) Dividendo proposto

Investimenti

Nel corso dell'esercizio, il Gruppo ha investito € 14,8 milioni in immobilizzazioni materiali e immateriali.
Tali investimenti hanno riguardato prevalentemente le società italiane del Gruppo, che hanno registrato investimenti per circa € 4,2 milioni nell'area produttiva, a fronte di acquisti, miglioramenti e modifiche di impianti e macchinari, oltre a investimenti in attrezzature e imballi per circa € 2,8 milioni. Inoltre la controllata Campari do Brasil Ltda. ha sostenuto un investimento di circa € 2 milioni presso lo stabilimento di Sorocaba dove, all'inizio del 2002, verrà trasferita tutta l'attività precedentemente svolta nell'unità produttiva di Barueri.
Per quanto riguarda i sistemi informatici, sono entrati in funzione con successo nelle società italiane del Gruppo i moduli del *software* applicativo Sap, afferenti l'intero ciclo attivo delle vendite e il relativo sviluppo degli ambienti statistici, l'informatizzazione dei flussi intrasocietari, e la gestione dei progetti d'investimento nonché dei cespiti, il cui costo era stato in parte sostenuto nel 2000. Ulteriori investimenti connessi a *software* Sap sono stati realizzati nell'esercizio per € 2,3 milioni.
Relativamente all'investimento industriale nel nuovo stabilimento di Novi Ligure da parte della controllata Campari-Crodo S.p.A., si sono registrate immobilizzazioni in corso ed acconti per un ammontare pari a € 0,2 milioni.

Attività di ricerca e sviluppo

L'attività di ricerca e sviluppo ha riguardato esclusivamente l'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nel periodo.

Rapporti con le parti correlate del Gruppo Campari

Ai sensi dell'articolo 2428 Cod. Civ. e delle comunicazioni Consob n. 97001574 del 20 febbraio 1997 e n. 98015375 del 27 febbraio 1998, vengono di seguito indicati tutti i rapporti del Gruppo con imprese controllanti, imprese controllate non consolidate e società collegate. Tutte le operazioni sottoelencate sono regolate a prezzi e condizioni di mercato.
Si segnala che, nel corso dell'esercizio, non vi sono state ulteriori operazioni, di natura finanziaria o commerciale, con altre parti correlate.

Principali partite economiche dell'esercizio chiuso al 31 dicembre 2001:

Voce di bilancio	€ / ml.	Descrizione delle operazioni
Ricavi delle vendite	8,14	Ricavi delle vendite alle società collegate M.C.S. S.c.a.r.l. e International Marques V.O.F. per fornitura prodotti da parte della controllata Campari International S.A.M.
	4,8	Ricavi di Campari International S.A.M. relativi alle vendite di prodotti a marchio *Campari*, *Ouzo 12* e *Cinzano*, alla società Skyy Spirits, LLC a cui è stata attribuita la licenza di distribuzione sul territorio statunitense.
	1,3	Ricavi delle vendite di *Cynar* per il mercato svizzero della controllata Campari International S.A.M. a Bols-Cynar Ballantine's A.G., società collegata al gruppo Wessanen di cui fa parte Wessanen Europa B.V., azionista della Società.

Altri ricavi e proventi	0,9	Riaddebiti spese di quotazione agli azionisti Wessanen Europa B.V. per € 0,6 milioni e Gioch S.A. Société Anonyme per € 0,3 milioni.
	0,07	Canoni di affitto in relazione ai contratti di sublocazione per uso uffici aventi oggetto parte degli immobili di via Bonaventura Cavalieri 4, 20121 Milano e di via Filippo Turati 25, stipulati rispettivamente tra la Capogruppo e il socio di controllo Alicros S.r.l. e tra la Capogruppo e la società collegata Longhi & Associati S.r.l..
	0,005	Indennità di occupazione corrisposta alla Capogruppo dal dottor Michele Magno (fratello della controllante del Gruppo) relativa a un appartamento sito in Roma.
Costi di acquisto merci	2,0	Costi di acquisto di prodotti a marchio *Skyy* sostenuti da Campari International S.A.M. nei confronti di Skyy Spirits, LLC, in forza del contratto di distribuzione mondiale (con esclusione degli USA) di tali prodotti.
Costi per servizi	3,61	Costi per attività promozionale e pubblicitaria sostenuti dalle società collegate M.C.S. S.c.a.r.l. e International Marques V.O.F. e riaddebitati alla controllata Campari International S.A.M..
	0,60	Costi per servizi di consulenza prestati alle società del Gruppo, in forza di contratto cessato a far data dal 31 marzo 2001, dalla controllata Campari Management S.A.M., posta in liquidazione nel corso dell'esercizio e quindi esclusa dal perimetro di consolidamento.
	0,44	Commissioni acquisti mezzi pubblicitari addebitate alla controllata Campari S.p.A. dalla società collegata Longhi & Associati S.r.l..
	0,2	Costi per attività promozionale e pubblicitaria addebitati da Skyy Spirits, LLC a Campari International S.A.M..

Principali partite patrimoniali al 31 dicembre 2001:

Voce di bilancio	€/ml	Descrizione delle operazioni
Crediti commerciali verso clienti	0,6	Crediti di Campari International S.A.M. verso Skyy Spirits, LLC per i rapporti commerciali di cui sopra.
	0,1	Crediti derivanti dalle vendite di *Cynar* per il mercato svizzero della controllata Campari International S.A.M. a Bols-Cynar Ballantine's A.G..
Crediti commerciali verso collegate	2,5	Crediti di Campari International S.A.M. verso le società collegate M.C.S. S.c.a.r.l. e International Marques V.O.F. per i rapporti commerciali di cui sopra.
Debiti commerciali verso fornitori	0,8	Debiti di Campari International S.A.M. verso Skyy Spirits, LLC per i rapporti commerciali di cui sopra.
Debiti commerciali verso collegate	1,49	Debiti verso le società collegate M.C.S. S.c.a.r.l. e International Marques V.O.F. da parte della controllata Campari International S.A.M. per i rapporti commerciali di cui sopra.

Progetto Euro

Nel corso del 2001 è stata finalizzata con successo la conversione alla moneta unica europea dei sistemi contabili e gestionali delle società italiane del Gruppo, nonché delle controllate estere appartenenti all'area Euro.

Possesso e acquisto di azioni proprie e della controllante

In data 13 luglio 2001 la Capogruppo ha acquistato, al prezzo di collocamento di € 31 e nell'ambito della *tranche* dell'Offerta Pubblica rivolta ad investitori istituzionali italiani ed esteri, n. 1.000.000 di azioni proprie, rappresentanti il 3,44% del capitale sociale, da destinarsi al servizio del piano di *stock option* già deliberato a favore del *management* del Gruppo. L'acquisto è avvenuto previa autorizzazione dell'assemblea degli azionisti del 2 maggio 2001 e in conformità alla delibera del Consiglio di Amministrazione del 7 maggio 2001. Il valore nominale delle azioni acquistate è pari a € 1 milione.
Si segnala infine che nel corso dell'esercizio e fino alla data di riferimento della presente relazione non sono state detenute, né direttamente né indirettamente, azioni della società controllante.

Corporate Governance

Il 1 marzo 2001 la Capogruppo ha adottato un nuovo testo di Statuto conforme al codice di autodisciplina in materia di *Corporate Governance* la cui adozione è raccomandata da Borsa Italiana S.p.A. per le società quotate. In particolare, tale Statuto prevede:

- all'articolo 20 l'obbligo per gli Amministratori Delegati o per il Presidente del Comitato Esecutivo di riferire con periodicità almeno trimestrale al Consiglio di Amministrazione e al Collegio Sindacale sull'attività svolta nell'esercizio delle deleghe, sulle operazioni di maggior rilievo effettuate dalla società o dalle società del Gruppo o su quelle in posizione di conflitto d'interesse;
- all'articolo 21 la nomina di uno o più soggetti preposti al controllo delle procedure interne (amministrative e operative) adottate al fine di garantire una sana ed efficiente gestione, e l'obbligo, per tali soggetti, di riferire del loro operato a coloro che li hanno nominati, nonché, se costituito, al Comitato *Audit*;
- all'articolo 22 la facoltà del Consiglio di Amministrazione di nominare un Comitato per il controllo interno ("Comitato *Audit*") con funzioni consultive e propositive, composto in prevalenza da membri del Consiglio di Amministrazione non legati da rapporti contrattuali e/o di partecipazione con il Gruppo di cui la società fa parte;
- all'articolo 23 la facoltà del Consiglio di Amministrazione di nominare un Comitato per la remunerazione e le nomine ("Comitato Remunerazione e Nomine") con funzioni consultive e propositive, composto in prevalenza da membri del Consiglio di Amministrazione non legati da rapporti contrattuali e/o di partecipazione con il gruppo di cui la società fa parte;
- all'articolo 28 la nomina del Collegio Sindacale mediante voto di lista al fine di garantire la rappresentanza delle minoranze.

I comitati previsti dal nuovo Statuto sono stati costituiti e sono composti interamente da consiglieri indipendenti. E' stato altresì nominato il preposto al controllo interno.

Mutamenti organizzativi intervenuti prima e dopo la chiusura dell'esercizio

I principali mutamenti avvenuti nella struttura del Gruppo nel corso dell'esercizio sono i seguenti:

- E' stata completata l'acquisizione da parte della Capogruppo della società brasiliana UDVIC Ltda. e delle sue controllate UDV do Brasil Ltda., Dreher S.A. e Kenston Sales and Services S.A., nonché della società uruguayana Gilbey's S.A. La società acquisita UDVIC Ltda, ridenominata DCM Partecipaçoes Ltda, è stata quindi conferita a Campari do Brasil Ltda, nella quale è stata successivamente fusa per incorporazione. Inoltre, la denominazione di Gilbey's S.A. è stata modificata in Gregson's S.A. e la società Dreher S.A. è stata fusa per incorporazione in Campari do Brasil Ltda..
- E' stata acquistata la partecipazione residua del 6% di Cinzano Investimenti e Partecipazioni S.p.A. detenuta da F.lli Gancia & C. S.p.A., incrementando pertanto la quota di partecipazione del Gruppo dal 94% al 100%. Successivamente, Cinzano Investimenti e Partecipazioni S.p.A. è stata fusa per incorporazione in Campari-Crodo S.p.A..
- E' stata ceduta a terzi la società di servizi Zytronna LDA.
- La società di servizi Campari Management S.AM. ha cessato la propria attività ed è stata posta in liquidazione.
- La partecipazione in Redfire, Inc è stata interamente ceduta dalla controllata DI.CI.E. Holding B.V. alla Capogruppo, che ne detiene ora il 100%.
- E' stata ceduta a terzi la partecipazione del 10% in S.I.A.M. Monticchio S.p.A..

I mutamenti avvenuti successivamente alla data di chiusura dell'esercizio sono i seguenti; si rimanda al paragrafo successivo per maggiori dettagli sulle operazioni citate.

- E' stata completata l'acquisizione da parte del Gruppo del 50% di Skyy Spirits, LLC, portando la partecipazione nella società in oggetto al 58,9%.
- E' stata perfezionata l'acquisizione da parte del Gruppo del 100% di Zedda Piras S.p.A., che detiene il 67,62% del gruppo Sella & Mosca. Quest'ultimo è costituito dalla Sella & Mosca S.p.A. e dalle sue controllate, Quingdao Sella & Mosca Winery Co. Ltd., *joint-venture* commerciale in Cina con *partner* locali, e Société civile du Domaine de la Margue, controllate rispettivamente al 93,66% e al 100%.
- La società Immobiliare Vassilli 1981 S.r.l., controllata da Lacedaemon Holding B.V., è stata ceduta a terzi.
- La quota detenuta dal Gruppo nella società collegata Longhi & Associati è passata dal 30% al 40%.

Eventi successivi alla chiusura dell'esercizio

Acquisizione di Skyy Spirits, LLC

Il 15 gennaio 2002 Redfire, Inc, società direttamente controllata dalla Capogruppo, ha perfezionato l'acquisto di un'ulteriore partecipazione del 50% in Skyy Spirits, LLC, società con sede operativa a San

Francisco in California e già iscritta tra le partecipazioni di minoranza, divenendone quindi azionista di controllo con una partecipazione complessiva del 58,9%. Il contratto prevede inoltre opzioni di acquisto da parte del Gruppo e di vendita da parte dei detentori delle residue partecipazioni, negli esercizi futuri, a prezzi correlati ai risultati raggiunti nei prossimi esercizi.

La società acquisita distribuisce negli Stati Uniti oltre ai principali marchi propri (*Skyy Vodka* e *Skyy Citrus*), anche alcuni rilevanti marchi di terzi (tra cui in particolare *Cutty Sark Scotch whisky* e *Sambuca Molinari),* nonché *brand* del Gruppo Campari, tra cui *Campari, Cinzano* e *Ouzo 12*. La società sviluppa direttamente l'attività commerciale e di *marketing* per i propri prodotti sul mercato statunitense, mentre l'attività di produzione è terzializzata, operando tuttavia la società uno stretto controllo di qualità sull'attività dei terzi contraenti.
Nel marzo 2002 è stato poi lanciato negli Stati Uniti, in collaborazione con Miller Brewing Co., seconda *brewery* statunitense e filiale di Philip Morris, *Skyy Blue*, un *ready to drink*, categoria in fortissima espansione a livello internazionale e in particolare negli Stati Uniti, a supporto del quale sono previsti importanti investimenti di *marketing.*
Nel 2001, il fatturato della società, al netto delle accise, è stato di US$ 111,9 milioni (€ 127,0 milioni ca) con un incremento del 19% rispetto all'esercizio precedente, mentre il reddito ante imposte, al lordo di oneri per *stock option* concesse al *management*, è risultato di US$ 28,4 milioni (€ 32,2 milioni ca), in aumento del 37,8% rispetto all'anno precedente.
Il corrispettivo dell'operazione, del valore di US$ 207,5 milioni (€ 235,4 milioni ca), è stato pagato in contanti e finanziato in parte con mezzi propri del Gruppo e in parte con indebitamento bancario.
Il consolidamento integrale della società a decorrere dal 2002 genererà un *goodwill* in capo al Gruppo, che sarà ammortizzato sulla durata di 20 anni.

Acquisizione del gruppo Zedda Piras

In data 6 febbraio 2002 la controllata Campari-Crodo S.p.A. ha perfezionato l'acquisizione del 100% di Zedda Piras S.p.A., società con sede operativa ad Alghero, che controlla il 67,62% di Sella & Mosca S.p.A.. Quest'ultima a sua volta controlla il 93,66% circa di Quingdao Sella & Mosca Winery Co. Ltd., *joint-venture* commerciale in Cina con *partner* locali, e il 100% di Société civile du Domaine de la Margue, uno *chateau* francese con circa 80 ettari di vigneti.
Il fatturato netto consolidato atteso del gruppo Zedda Piras e Sella & Mosca per il 2001 è pari a € 30,7 milioni, con un incremento del 9% sull'anno precedente, mentre il reddito ante imposte atteso è di € 3,8 milioni, in incremento del 20,7%.
Il valore complessivo dell'operazione è stato di € 68,2 milioni, a cui si aggiunge un indebitamento finanziario netto stimato di € 21,8 milioni. L'acquisizione, il cui corrispettivo è stato pagato in contanti, è stata finanziata tramite indebitamento bancario.
Le società acquisite, entrate nel perimetro di consolidamento a decorrere dal 2002, generano un *goodwill* in capo al Gruppo che sarà ammortizzato sulla durata di 20 anni.

Nuovo stabilimento di Novi Ligure

Nel corso del 2001 è stato finalizzato il piano di investimenti industriali, che prevede la realizzazione, a partire dai primi mesi del 2002, di un nuovo stabilimento su una superficie complessiva di circa 200 mila metri quadrati che la controllata Campari-Crodo S.p.A. ha acquistato a Novi Ligure per un investimento totale previsto di circa € 50 milioni.
Il nuovo sito produttivo sarà dapprima destinato all'imbottigliamento e stoccaggio degli spumanti e *vermouth Cinzano*, e a tal fine si prevede l'entrata in funzione per la vendemmia 2003. Risulta, a questo scopo, particolarmente favorevole la posizione geografica di Novi Ligure, in quanto situata nella zona di produzione dell'Asti secondo il relativo disciplinare.
Con successivi ampliamenti, a partire dal 2004, il nuovo impianto accoglierà anche le attività produttive oggi in capo allo stabilimento di Sesto San Giovanni, di proprietà della Capogruppo, e di Termoli, della controllata Campari-Crodo S.p.A., che verranno quindi trasferite.

Cessione di Immobiliare Vassilli 1981 S.r.l.

Il 20 marzo 2002, è stata ceduta a terzi la partecipazione nella controllata Immobiliare Vassilli 1981 S.r.l., detenuta dalla controllata Lacedaemon Holding B.V. e ritenuta non strategica nell'ambito del Gruppo.

Aumento della quota di partecipazione in Longhi & Associati S.r.l.

Il 20 marzo 2002 la controllata Lacedaemon Holding B.V. ha incrementato la quota detenuta nella società collegata Longhi & Associati S.r.l., che passa dal 30% al 40%.

Evoluzione prevedibile della gestione

Il 2002 sarà, ancora una volta, un esercizio caratterizzato da importanti cambiamenti strutturali per il Gruppo Campari.

Le due acquisizioni portate a termine nel mese di gennaio 2002 sono particolarmente significative e il solo loro consolidamento, sulla base delle previsioni elaborate dalle due parti venditrici, dovrebbe generare un incremento superiore al 30% nelle vendite nette consolidate del Gruppo.

Grazie all'apporto di *Skyy Vodka* e del mirto Zedda Piras, che con l'esclusione della Sardegna dal mese di maggio sarà commercializzato dalla rete vendita Campari, gli *spirits* assumeranno una ancor più preponderante rilevanza strategica nel portafoglio prodotti del Gruppo.

Si prevede che in assenza di eventi congiunturali particolarmente sfavorevoli il Gruppo possa conseguire un consistente miglioramento della redditività operativa.

Davide Campari – Milano S.p.A.
Bilancio consolidato al 31 dicembre 2001

Prospetti di bilancio
(in migliaia di €)

Stato patrimoniale

ATTIVO		31 dicembre 2001	31 dicembre 2000
A	**Crediti verso soci per versamenti ancora dovuti**		
B	**Immobilizzazioni**	—	
I	**Immateriali**		
1	Costi di impianto e di ampliamento	115	107
3	Diritti di brevetto industriale, utilizzo opere d'ingegno	2.475	492
4	Concessioni, licenze, marchi e diritti simili	13.128	13.439
5	Differenza da consolidamento	152.580	83.377
6	Immobilizzazioni in corso e acconti	354	1.498
7	Altre	2.271	1.400
		170.923	**100.313**
II	**Materiali**		
1	Terreni e fabbricati	46.756	53.552
2	Impianti e macchinari	29.020	25.277
3	Attrezzature industriali e commerciali	5.956	5.024
4	Altri beni	4.673	3.999
5	Immobilizzazioni in corso e acconti	4.599	229
		91.004	**88.081**
III	**Finanziarie**		
1	Partecipazioni:		
a	Imprese controllate	398	-
b	Imprese collegate	532	568
d	Altre imprese	17.832	16.582
2	Crediti:		
	d) altre imprese		
	entro 12 mesi	337	2.612
	oltre 12 mesi	2.299	1.939
3	Altri titoli		
	oltre 12 mesi	454	457
4	Azioni proprie	31.000	-
		52.852	**22.158**
	Totale immobilizzazioni	**314.779**	**210.552**
C	**Attivo circolante**		
I	**Rimanenze**		
1	Materie prime, sussidiarie e di consumo	17.240	14.223
2	Prodotti in corso di lavorazione e semilavorati	22.285	20.033
4	Prodotti finiti e merci	24.843	15.478
		64.368	**49.734**
II	**Crediti**		
1	Verso clienti		
	entro 12 mesi	119.509	89.785
	oltre 12 mesi	93	85
3	Verso imprese collegate		
	entro 12 mesi	2.500	2.534
4	Verso imprese controllanti		
	oltre 12 mesi	-	1.659
5	Verso altri		
	entro 12 mesi	25.948	74.556
	oltre 12 mesi	674	202
		148.724	**168.821**
III	**Attività finanziarie che non costituiscono immobilizzazioni**		
6	Altri titoli	46.370	1.898
		46.370	**1.898**
IV	**Disponibilità liquide**		
1	Depositi bancari e postali	177.756	167.698
2	Assegni	-	21
3	Denaro e valori in cassa	10	13
		177.766	**167.732**
	Totale attivo circolante	**437.228**	**388.185**
D	**Ratei e risconti**		
2	Vari	984	711
		984	**711**
	Totale attivo	**752.991**	**599.448**

4

PASSIVO	31 dicembre 2001	31 dicembre 2000
A Patrimonio netto		
I Capitale	29.040	29.040
IV Riserva legale	5.808	1.500
V Riserva per azioni proprie in portafoglio	31.000	-
VII Altre riserve	177.722	148.066
VIII Utili (Perdite) portati a nuovo	123.361	167.269
IX Utile (Perdita) d'esercizio	63.406	52.831
Totale patrimonio netto di pertinenza del Gruppo	**430.337**	**398.706**
Di spettanza di terzi :		
Capitale e riserve	2.306	5.048
Utile (perdita) dell'esercizio	-9	-65
Totale patrimonio netto di pertinenza di terzi	**2.297**	**4.983**
Totale patrimonio netto	**432.634**	**403.689**
B Fondi per rischi ed oneri		
2 Fondi trattamento per quiescenza e obblighi simili	2.035	1.817
2a Fondi per imposte	20.093	17.997
2b Fondi per imposte differite	6.072	4.730
3 Altri accantonamenti	5.963	4.453
Totale fondi per rischi ed oneri	**34.163**	**28.997**
C Trattamento di fine rapporto di lavoro subordinato	**10.854**	**12.481**
D Debiti		
3 Debiti verso banche		
entro 12 mesi	114.072	13.100
oltre 12 mesi	13.455	15.353
4 Debiti verso altri finanziatori		
oltre 12 mesi	1.209	1.046
5 Acconti		
entro 12 mesi	392	553
6 Debiti verso fornitori		
entro 12 mesi	89.070	68.125
9 Debiti verso imprese collegate		
entro 12 mesi	1.488	1.273
11 Debiti tributari		
entro 12 mesi	22.540	22.372
oltre 12 mesi	4.704	7.227
12 Debiti verso istituti di previdenza e sicurezza sociale		
entro 12 mesi	2.693	2.702
13 Altri debiti		
entro 12 mesi	24.168	21.071
Totale debiti	**273.791**	**152.822**
E Ratei e risconti passivi		
2 Vari	1.549	1.459
	1.549	**1.459**
Totale passivo	**752.991**	**599.448**

Conti d'ordine		
1 Garanzie		
verso altre imprese	21.581	23.575
2 Impegni		
verso altre imprese	3.156	40.971
3 Rischi		
verso altre imprese	234	1.027
TOTALE CONTI D'ORDINE	**24.971**	**65.573**

Conto economico

		31 dicembre 2001	31 dicembre 2000
A	**Valore della produzione**		
1	Ricavi delle vendite e delle prestazioni	568.247	508.129
2	Variazione rimanenze di prodotti in corso, semilavorati e finiti	2.274	1.706
5	Altri ricavi e proventi (di cui contributi in conto esercizio=0)	22.707	14.483
	Totale valore della produzione	**593.228**	**524.318**
B	**Costi della produzione**		
6	Per materie prime, sussidiarie, di consumo e merci	194.977	171.239
7	Per servizi	158.153	133.051
8	Per godimento di beni di terzi	2.720	2.572
9	Per il personale		
	a) Salari e stipendi	33.477	29.922
	b) Oneri sociali	10.031	10.118
	c) Trattamento di Fine Rapporto	1.435	1.563
	d) Trattamento di quiescenza e simili	95	288
	e) Altri costi	6.006	1.720
10	Ammortamenti e svalutazioni		
	a) Ammortamento delle immobilizzazioni immateriali	14.515	9.578
	b) Ammortamento delle immobilizzazioni materiali	11.310	9.741
	d) Svalutazione crediti dell'attivo circolante e delle disponibilità liquide	621	266
11	Variazione rimanenze materie prime, sussidiarie di consumo e merci	263	-1.100
12	Accantonamenti per rischi	1.081	20.462
13	Altri accantonamenti	48	254
14	Oneri diversi di gestione	71.883	69.181
	Totale costi della produzione	**506.615**	**458.855**
	Differenza tra valore e costi della produzione	**86.613**	**65.463**
C	**Proventi ed oneri finanziari**		
15	Proventi da partecipazioni		
	b) Imprese collegate	127	-
	c) Altre imprese	5	3
16	Altri proventi finanziari da:		
	a) da crediti iscritti nelle immobilizzazioni		
	4) Altre imprese	760	145
	c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni	1.499	23
	d) Proventi diversi		
	3) Imprese controllanti	-	53
	4) Altre imprese	10.826	12.438
17	Interessi e altri oneri finanziari		
	d) Altre imprese	-13.936	-7.269
	Totale proventi ed oneri finanziari	**-719**	**5.393**
D	**Rettifiche di valore di attività finanziarie**		
18	Rivalutazioni		
	a) di partecipazioni	2.770	2.533
19	Svalutazioni		
	a) di partecipazioni	-1.872	-787
	Totale rettifiche di valore di attività finanziarie	**898**	**1.746**
E	**Proventi e oneri straordinari**		
20	Proventi		
	a) Proventi straordinari	7.801	2.095
	b) Plusvalenze	4.266	7.675
21	Oneri		
	a) Oneri straordinari	-3.068	-1.969
	b) Minusvalenze	-1	-46
	c) Imposte relative ad esercizi precedenti	-285	-1.639
	Totale proventi e oneri straordinari	**8.713**	**6.116**
	Risultato prima delle imposte	**95.505**	**78.718**
22	Imposte sul reddito dell'esercizio		
	Imposte correnti	26.639	23.474
	Imposte differite	5.469	2.478
	Totale imposte sul reddito dell'esercizio	**32.108**	**25.952**
	Risultato dell'esercizio	63.397	52.766
	Risultato netto di competenza di terzi	**-9**	**-65**
	Risultato del Gruppo	**63.406**	**52.831**

4

Davide Campari – Milano S.p.A.

Bilancio consolidato al 31 dicembre 2001

Nota integrativa

Davide Campari – Milano S.p.A.
Nota integrativa
Bilancio consolidato al 31 dicembre 2001

Struttura e contenuto del bilancio consolidato
Il bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa, è stato redatto in conformità alla normativa civilistica ai sensi del Decreto Legislativo 9 aprile 1991 n. 127. Le norme di legge sulla base delle quali il bilancio è stato redatto sono state integrate ed interpretate dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.
Per ogni singola voce dello stato patrimoniale e del conto economico è stato indicato il corrispondente importo del bilancio consolidato precedente chiuso al 31 dicembre 2000. Ove non diversamente indicato, gli importi sono espressi in migliaia di €.

Area di consolidamento
Il bilancio consolidato comprende, oltre al bilancio della Capogruppo, i bilanci al 31 dicembre 2001 delle imprese nelle quali la Capogruppo detiene il controllo ai sensi dell'articolo 2359, 1° e 2° comma, Cod. Civ..
L'elenco delle imprese incluse nell'area di consolidamento è fornito in allegato al bilancio consolidato.
Le variazioni dell'area di consolidamento rispetto al 31 dicembre 2000 sono le seguenti:

- A seguito dell'acquisizione brasiliana avvenuta il 31 gennaio 2001 sono entrate nel perimetro di consolidamento la società brasiliana DCM Participaçoes Ltda. (precedentemente denominata "UDVIC") e le sue controllate DCM Industria, Comercio e Serviços Ltda. (precedentemente denominata UDV do Brasil Ltda.), Dreher S.A., Kenston Sales and Services Inc. S.A. e Gregson's S.A. (precedentemente denominata Gilbey's S.A.). Il 30 aprile 2001, è stata realizzata la fusione per incorporazione delle società DCM Participaçoes Ltda. e DCM Industria, Comercio e Serviços Ltda. nella controllata Campari do Brasil Ltda. Successivamente, il 27 dicembre 2001, è stata perfezionata la fusione per incorporazione di Dreher S.A. in Campari do Brasil Ltda.
- Nel corso del mese di marzo 2001, la controllata Campari-Crodo S.p.A. ha riacquistato la quota del 6% del capitale sociale di Cinzano Investimenti e Partecipazioni S.p.A. detenuta da F.lli Gancia & C. S.p.A.. E' stata quindi realizzata la fusione per incorporazione di Cinzano Investimenti e Partecipazioni S.p.A in Campari-Crodo S.p.A..
- Campari Management S.A.M. ha cessato la propria attività ed è stata posta in liquidazione dal 1 aprile 2001, uscendo quindi dal perimetro di consolidamento.
- Zytronna LDA è stata ceduta a terzi, uscendo conseguentemente dal perimetro di consolidamento.

Principi di consolidamento
I bilanci delle controllate comprese nell'area di consolidamento sono consolidati con il metodo dell'integrazione globale, che consiste nel recepire tutte le poste di bilancio nel loro importo globale prescindendo dalla percentuale di possesso azionario del Gruppo.
Per le società acquisite nel corso dell'esercizio, si provvede al consolidamento del conto economico per il periodo dalla data di acquisizione al 31 dicembre 2001.
I bilanci utilizzati per il consolidamento sono i bilanci d'esercizio al 31 dicembre 2001 delle singole società, già approvati dalle assemblee o predisposti dagli organi amministrativi per l'approvazione, riclassificati e rettificati per uniformarsi ai principi contabili ed ai criteri di presentazione adottati dalla Capogruppo.

Consolidamento delle partecipazioni
Le differenze negative che si riscontrano tra i valori di carico delle partecipazioni iscritte in bilancio e i patrimoni netti delle singole imprese partecipate alla fine dell'esercizio confluiscono nella voce "Riserva di consolidamento". Le differenze positive, se determinate da un effettivo maggior valore di immobilizzazioni materiali o immateriali delle imprese, vengono attribuite in aumento delle immobilizzazioni interessate, mentre l'eventuale residuo positivo viene iscritto in una voce dell'attivo denominata "Differenza da consolidamento".

Poste intersocietarie
Gli utili e le perdite non ancora realizzati, derivanti da operazioni fra società del Gruppo, vengono eliminati, così come le partite che danno origine a debiti e crediti, costi e ricavi tra le società incluse nell'area di consolidamento.

Dividendi ed imposte
I dividendi incassati da società consolidate sono eliminati.
Le imposte non recuperabili relative ai dividendi da controllate che si prevede verranno distribuiti alla Capogruppo vengono adeguatamente appostate.

Criteri e cambi applicati nella conversione dei bilanci
La conversione in € dei bilanci espressi in valute diverse dalla moneta di conto (€) è effettuata come segue:
- Le poste del conto economico sono convertite ai cambi medi dell'esercizio, mentre le poste dello stato patrimoniale sono convertite ai cambi di fine esercizio. Le differenze cambio derivanti dall'applicazione del diverso criterio per la conversione in € delle poste di natura reddituale e patrimoniale dei bilanci delle società estere non appartenenti all'area € sono imputate alla riserva del patrimonio netto "Riserva conversione bilanci in valuta".
- Le differenze cambio di conversione risultanti dal raffronto tra il patrimonio netto iniziale convertito ai cambi correnti e il medesimo convertito ai cambi correnti dell'esercizio precedente sono anch'esse imputate alla "Riserva conversione bilanci in valuta".

I tassi di cambio applicati sono i seguenti:

	periodo chiuso al			
	31 dicembre 2001		31 dicembre 2000	
	cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	0,8956	0,8813	0,9238	0,9305
Franco svizzero	1,5104	1,4829	1,5582	1,5232
Real brasiliano	2,1019	2,0454	1,6889	1,8201
Pesos uruguayano	12,0441	12,4087	-	-

Quote di azionisti terzi
L'importo del capitale e delle riserve delle imprese incluse nell'area di consolidamento corrispondente a partecipazioni di terzi, è iscritto in una voce del patrimonio netto denominata "Capitale e riserve di pertinenza di terzi". La parte del risultato economico consolidato corrispondente a partecipazioni di terzi è iscritta in una voce denominata "Utile (Perdita) dell'esercizio di pertinenza di terzi".

Criteri di valutazione
I criteri utilizzati nella formazione del bilancio chiuso al 31 dicembre 2001 non si discostano dai medesimi utilizzati per la formazione del bilancio del precedente esercizio, in particolare nelle valutazioni e nella continuità dei medesimi principi.
La valutazione delle voci di bilancio è stata fatta ispirandosi a criteri generali di prudenza e competenza nella prospettiva della continuazione dell'attività.
Gli utili, pertanto, sono inclusi se realizzati entro la data di chiusura dell'esercizio, mentre si tiene conto dei rischi e delle perdite anche se conosciuti successivamente alla chiusura dello stesso, entro la data di approvazione del bilancio da parte del Consiglio di Amministrazione.
I principi contabili ed i criteri di valutazione esposti qui di seguito corrispondono, ove non diversamente indicato, a quelli utilizzati nel bilancio d'esercizio della Capogruppo. In particolare, i criteri di valutazione adottati nella formazione del bilancio sono stati i seguenti.

Immobilizzazioni immateriali
Sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo degli oneri accessori, e vengono ammortizzate a quote costanti in ogni esercizio in relazione con la loro residua possibilità di utilizzazione, tenuto conto anche dell'importo recuperabile in base ai piani aziendali di svolgimento dell'attività produttiva.
I costi di impianto e di ampliamento sono iscritti all'attivo dello stato patrimoniale qualora ritenuti produttivi di utilità in più esercizi. Vengono ammortizzati entro il periodo della loro durata economica, se definita, e comunque in un periodo convenzionalmente stabilito non superiore a cinque anni.
I costi per progetti e studi di sviluppo vengono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.
I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti, secondo il principio della competenza. Qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della prudenza, sulla base della durata della campagna pubblicitaria.
I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze, dei marchi e diritti simili e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo qualora la loro utilità si protragga nel tempo. I suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.
Le licenze di *software* rappresentano il costo di acquisto delle licenze e, qualora sostenuto, il costo esterno di consulenza o interno del personale necessario allo sviluppo allocato nella voce "altre immobilizzazioni immateriali". Sono spesati nell'esercizio in cui si sostengono i costi interni o esterni sostenuti per l'istruzione del personale all'utilizzo e gli altri eventuali costi accessori. I costi iscritti tra le immobilizzazioni immateriali sono ammortizzati in tre esercizi.
I marchi e la differenza da consolidamento, derivante da acquisizioni e che nella sostanza è espressione del valore dei marchi, vengono ammortizzati in 10 o 20 anni, come peraltro previsto dai Principi Contabili

dei Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri. Tali periodi sono ritenuti congrui in relazione all'importanza dei marchi e dei diritti acquistati o che hanno portato in dote le società acquisite.
Qualora il valore economico delle immobilizzazioni immateriali iscritte all'attivo dello stato patrimoniale risulti durevolmente inferiore al residuo costo da ammortizzare, si procede alla loro svalutazione sino a concorrenza del loro valore economico. Qualora in esercizi successivi vengano meno le ragioni che ne hanno determinata la svalutazione, si procede al ripristino del costo.

Immobilizzazioni materiali
Sono iscritte al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e comprensive degli oneri di diretta imputazione.
Il costo può includere anche gli oneri inerenti alla produzione interna e gli oneri finanziari maturati nel periodo che intercorre tra il momento del pagamento e quello in cui gli impianti possono entrare in esercizio. Tali capitalizzazioni, qualora significative, sono menzionate in nota integrativa.
Il valore lordo delle immobilizzazioni viene rettificato solo in aderenza a leggi nazionali che richiedano o consentano la rivalutazione monetaria delle immobilizzazioni. I saldi attivi risultanti da dette rivalutazioni sono appostati a specifiche riserve nel patrimonio netto, e sono utilizzate per aumento del capitale sociale o per copertura di perdite.
Le spese di manutenzione di natura conservativa vengono imputate integralmente al conto economico nell'esercizio in cui vengono sostenute. Le spese di manutenzione di natura incrementativa, in quanto sostenute allo scopo di prolungare la vita utile del bene, di adeguarlo tecnologicamente e/o di aumentarne la produttività e la sicurezza ai fini dell'economicità produttiva dell'impresa, vengono attribuite al cespite al quale si riferiscono ed ammortizzate in base alla sua residua vita utile.
Il periodo di ammortamento decorre dall'inizio dell'esercizio in cui il bene è disponibile e pronto all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.
Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.
Le aliquote sono le seguenti:

Immobili strumentali e costruzioni leggere	3% - 5%
Impianti e macchinari	10% - 25%
Mobili, macchine d'ufficio e macchine elettroniche	10% - 30%
Automezzi e autoveicoli	20% - 40%
Attrezzature varie	20% - 30%

Le immobilizzazioni materiali il cui valore economico alla chiusura dell'esercizio risulti durevolmente inferiore al costo non ancora ammortizzato vengono svalutate fino a concorrenza del loro valore economico. La svalutazione non viene più mantenuta negli esercizi successivi se vengono meno i motivi che l'hanno originata.
I *leasing* finanziari vengono rilevati secondo il metodo finanziario che consiste nell'iscrivere il valore del bene tra le immobilizzazioni materiali al valore normale del bene stesso e del prezzo di riscatto, con correlativa iscrizione al passivo di un debito di pari importo che viene progressivamente ridotto in base al piano di rimborso delle quote di capitale incluse nel canone. Il valore del bene iscritto all'attivo viene ammortizzato alle aliquote utilizzate per i beni in acquisto della medesima categoria. Si segnala che nei bilanci d'esercizio delle società del gruppo i sopracitati *leasing* vengono contabilizzati in base alla prassi locale.

Immobilizzazioni finanziarie
Le immobilizzazioni finanziarie consistenti in partecipazioni in imprese collegate sono valutate al costo adeguato al corrispondente valore di patrimonio netto risultante dall'ultimo bilancio disponibile.
Le partecipazioni in altre imprese vengono iscritte al costo di acquisto, comprensivo degli oneri accessori e ridotto in caso di perdite permanenti di valore.
Le rettifiche di valore trovano il loro limite inferiore nel patrimonio netto delle società partecipate o nel presumibile valore di realizzo per quelle oggetto di trattativa per l'eventuale cessione. Tali rettifiche non sono più mantenute se vengono meno i motivi che le hanno originate.
Il costo storico comprende il prezzo pagato per l'acquisto iniziale e per quelli successivi; le sottoscrizioni di aumento di capitale, le diminuzioni del valore di carico dovute alle vendite, le riduzioni del capitale sociale a seguito di delibere assembleari per rimborso.
Le riduzioni del capitale sociale a copertura delle perdite e le relative ricostituzioni, fino alla concorrenza del capitale sociale precedente, non costituiscono variazioni del costo storico.

Rimanenze
Le rimanenze di materie prime, materie sussidiarie, semilavorati e prodotti finiti sono iscritte al minore tra il costo di acquisto o di fabbricazione, comprensivo degli oneri accessori di diretta imputazione e il valore di presunto realizzo desumibile dall'andamento del mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.
Il costo è calcolato con il metodo del costo medio ponderato. Il LIFO a scatti annuali viene utilizzato nei bilanci d'esercizio dalle società italiane e da talune società estere.
Il valore netto di realizzo viene determinato tenendo conto sia delle eventuali spese di fabbricazione ancora da sostenere che delle spese dirette di vendita.
Il costo di acquisto sostenuto a fronte di materiale pubblicitario destinato alla vendita alle società del Gruppo, determinato in linea con i criteri di cui sopra, viene iscritto tra le rimanenze di fine esercizio.
Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili vengono integralmente svalutate.

Altri titoli
I titoli sono valutati al minore tra il costo di acquisto o di sottoscrizione ed il valore di mercato. Gli interessi maturati e non ancora percepiti sono rilevati tra i ratei attivi.

Crediti e debiti
I crediti vengono valutati al presumibile valore di realizzo mediante iscrizione del valore nominale all'attivo dello stato patrimoniale rettificato direttamente per tenere conto delle perdite ragionevolmente prevedibili.
I crediti verso clienti soggetti a procedure concorsuali, in stato di provato dissesto o per i quali si rende inutile promuovere azioni esecutive sono portati integralmente a perdita o sono svalutati nella misura in cui le informazioni ottenute e le procedure in corso ne facciano supporre la definitiva recuperabilità.
I debiti sono rilevati al loro valore nominale.
I debiti per imposte correnti vengono iscritti in base alle aliquote in vigore applicate ad una realistica stima del reddito imponibile, tenuto conto della normativa in vigore al momento della predisposizione del bilancio. Qualora le imposte da corrispondere risultino inferiori ai crediti d'imposta, agli acconti versati ed alle ritenute subite, la differenza rappresenta un credito che viene iscritto all'attivo dello stato patrimoniale.
I crediti e debiti in valuta estera diversa dalla moneta di conto (€) sono iscritti ai cambi in vigore al momento della loro contabilizzazione e successivamente allineati ai cambi di fine esercizio. Le perdite e gli utili originati dall'allineamento ai cambi di fine esercizio vengono iscritti al conto economico.

Disponibilità liquide
I crediti verso le banche e l'amministrazione postale per depositi o conti correnti vengono iscritti in bilancio sulla base del valore di presumibile realizzo.
Il denaro e i valori bollati in cassa sono valutati al valore nominale.

Ratei e risconti
Alla voce ratei e risconti attivi sono iscritti i proventi dell'esercizio esigibili in esercizi successivi e i costi sostenuti entro la chiusura dell'esercizio ma di competenza di quelli successivi.
Alla voce ratei e risconti passivi sono iscritti i costi di competenza dell'esercizio esigibili in esercizi successivi e i proventi percepiti entro la chiusura dell'esercizio ma di competenza di quelli successivi.

Fondi per rischi e oneri
Al fine di coprire le passività potenziali a carico del Gruppo vengono iscritti al passivo dello stato patrimoniale fondi rischi ed oneri.
I fondi per rischi ed oneri iscritti si riferiscono ad oneri di natura determinata, di esistenza certa o probabile, dei quali tuttavia alla chiusura dell'esercizio sono indeterminati o l'ammontare o la data di sopravvenienza. Gli accantonamenti, calcolati sulla base di stime prudenziali, sono inclusi nel conto economico.
I fondi per rischi ed oneri comprendono anche gli accantonamenti effettuati per imposte dirette e indirette relative a posizioni non ancora definite o in contenzioso, nonché gli accantonamenti al fondo imposte differite.
In materia di imposte sul reddito viene applicato il Principio Contabile n. 25. Tale principio, emesso dalla Commissione Nazionale dei Dottori Commercialisti e dei Ragionieri, statuisce che le imposte differite siano calcolate sulle differenze temporanee tra il valore figurante nello stato patrimoniale ed il valore fiscale delle attività e passività (*balance sheet liability method*). Concorrono a determinare la fiscalità differita anche quelle poste che, pur non allocate nello stato patrimoniale, possono produrre potenziali crediti d'imposta futuri (come ad esempio perdite fiscali fiscalmente riportabili).
In base al menzionato principio le imposte anticipate debbono essere iscritte in bilancio anche se eccedono le imposte differite passive.
Per l'iscrizione delle imposte anticipate si tiene in considerazione:

- per le perdite fiscali dell'orizzonte temporale a fronte del quale sono disponibili piani aziendali che comprovino con ragionevole certezza l'attesa di utili futuri in grado di assorbire il beneficio fiscale iscritto in bilancio;
- per i fondi rischi ed oneri dell'incertezza riguardo al momento in cui potranno assumere rilevanza fiscale.

I crediti per imposte anticipate, determinati sulle differenze temporanee tra i valori contabili ed i valori fiscali, sono successivamente svalutati, qualora venga meno la ragionevole certezza del loro recupero.
Non vengono iscritte in bilancio le imposte anticipate a fronte di differenze temporanee per le quali non vi sia ragionevole certezza del loro annullamento a fronte di futuro corrispondente beneficio fiscale e le imposte differite passive a fronte di differenze temporanee delle quali non sia probabile il pagamento di future imposte.

Trattamento di fine rapporto
Il trattamento di fine rapporto (T.F.R.), spettanza dei dipendenti italiani accumulata durante il periodo lavorativo e pagabile subito dopo l'estinzione del rapporto, è calcolato, in accordo con la normativa civilistica e del lavoro, sulla durata del rapporto di lavoro, della categoria e della remunerazione di ogni dipendente. L'indennità è rivalutata annualmente in base all'incremento del costo della vita (indice ISTAT), fornito dal Governo italiano. Nello stato patrimoniale viene esposto l'effettivo debito maturato verso i dipendenti alla data di chiusura del bilancio.

Conti d'ordine
Vengono iscritti tra i conti d'ordine le garanzie prestate direttamente o indirettamente per un importo pari all'ammontare dell'effettivo impegno, e le garanzie reali, per un ammontare pari al valore di bilancio del bene o diritto dato a garanzia.
Tra gli impegni, rischi ed altri conti d'ordine sono iscritti tra l'altro le operazioni fuori bilancio rappresentate da contratti derivati effettuati per proteggere il valore di singole attività e/o passività dai rischi di oscillazione dei tassi d'interesse e/o dei tassi di cambio. La valutazione contabile di tali contratti è coerente con il valore delle attività e passività ad essi correlati. I differenziali di tali operazioni sono riflessi nel conto economico. Il valore che viene iscritto tra i conti d'ordine corrisponde al valore nozionale dei contratti in essere.

Contratti derivati
La valutazione contabile di tali contratti è coerente con il valore delle attività e passività ad essi correlati. I differenziali di tali operazioni sono riflessi nel conto economico. Il valore che viene iscritto tra gli impegni corrisponde al valore nozionale dei contratti in essere.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico
I ricavi ed i proventi sono iscritti al netto di resi, sconti, abbuoni e premi nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. In particolare:
- i ricavi per vendite di prodotti sono riconosciuti al momento del trasferimento della proprietà, che normalmente si identifica con la consegna o la spedizione dei beni. Le vendite sono esposte al lordo delle accise sugli alcolici;
- i ricavi per prestazioni di servizi sono riconosciuti sulla base dell'avvenuta prestazione ed in accordo con i relativi contratti;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono contabilizzati al momento dell'incasso o, se precedente, all'atto del ricevimento della formale delibera di pagamento. Sono iscritti nella voce "risconti passivi" dello stato patrimoniale ed accreditati al conto economico in proporzione all'ammontare delle attività a cui si riferiscono;
- le imposte sul reddito sono determinate a norma di legge, applicando le aliquote in vigore nello stato ove hanno sede le singole società, tenuto conto delle specifiche agevolazioni fiscali previste dalla normativa;
- spese di ricerca e sviluppo: i costi per progetti e studi di sviluppo vengono riconosciuti a conto economico nell'esercizio in cui sono sostenuti;
- spese di pubblicità: i costi di pubblicità sono riconosciuti a conto economico nell'esercizio in cui vengono sostenuti.

Operazioni con la controllante
Con la società controllante è in essere un contratto di locazione immobiliare regolato a prezzi di mercato. Nessun rapporto è invece intervenuto con le società da questa controllate diverse dalle società del Gruppo Campari.

Commenti alle poste dello Stato Patrimoniale

Attivo
Immobilizzazioni
Immobilizzazioni immateriali

	31 dicembre 2001	31 dicembre 2000	Variazione
Costi di impianto e di ampliamento	115	107	8
Diritti di brevetto industriale, utilizzo opere d'ingegno	2.475	492	1.983
Concessioni, licenze, marchi e diritti simili	13.128	13.439	(311)
Differenza da consolidamento	152.580	83.377	69.203
Immobilizzazioni in corso e acconti	354	1.498	(1.144)
Altre	2.271	1.400	871
Totale	170.923	100.313	70.610

Nel corso dell'esercizio si sono verificati i seguenti movimenti:

	Costi di impianto e di ampliamento	Diritti di brevetto industriale, utilizzo opere d'ingegno	Concessioni, licenze, marchi e diritti simili	Differenza Da consolida-mento	Immobilizzazioni in corso e acconti	Altre	Totale
Valore di carico al 31/12/2000	1.247	1.090	21.788	107.190	1.498	5.081	137.894
Fondo amm.to al 31/12/2000	(1.140)	(598)	(8.349)	(23.813)		(3.681)	(37.581)
Saldo al 31/12/2000	107	492	13.439	83.377	1.498	1.400	100.313
Variazione perimetro	-	2.333	1.100	79.668	-	-	83.101
Investimenti	-	669	(5)	-	354	1.293	2.311
Disinvestimenti	(4)	-	(8)	-	-	(18)	(30)
Ammortamenti	(61)	(1.281)	(980)	(10.465)	-	(1.728)	(14.515)
Riclassifiche	-	181	-	-	(1.499)	1.318	-
Diff.ze cambio e altri movimenti	73	81	(418)	-	1	6	(257)
Saldo al 31/12/2001	115	2.475	13.128	152.580	354	2.271	170.923
Valore di carico al 31/12/2001	1.371	6.108	21.977	186.858	354	7.689	224.357
Fondo amm.to al 31/12/2001	(1.256)	(3.633)	(8.849)	(34.278)	-	(5.418)	(53.434)

L'incremento della voce "diritti di brevetto industriale, utilizzo opere d'ingegno" è attribuibile sia alla variazione di perimetro derivante dall'acquisizione brasiliana che agli investimenti dell'esercizio. In entrambi i casi trattasi di licenze di *software*, relative nel primo caso alle società brasiliane acquisite e nel secondo caso ai costi sostenuti per le applicazioni del *software* Sap, in particolare dello strumento informatico dedicato alla gestione del cliente da parte della Capogruppo e del progetto per la gestione degli ordini *intercompany*.

Le voci "concessioni, licenze, marchi e diritti simili" e "differenza da consolidamento" si dettagliano come segue:

	31 dicembre 2001		31 dicembre 2000	
	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento
Prodotti *ex* Bols	2.839	10.514	3.274	13.465
Ouzo 12	8.428	10.125	8.918	10.721
Cinzano	874	58.280	926	59.192
Acquisizione Brasiliana	984	73.661	-	-
Altro	3	-	320	-
	13.128	152.580	13.439	83.377

L'incremento della voce "concessioni, licenze, marchi e diritti simili" è riconducibile essenzialmente a marchi detenuti dalle società brasiliane acquistate.
Il goodwill derivante dall'acquisizione brasiliana ammonta a € 77.199 migliaia, mentre il riacquisto del 6% del capitale sociale di Cinzano Investimenti e Partecipazioni S.p.A. da parte della controllata Campari-Crodo S.p.A., avvenuto nel marzo 2001, ha generato un *goodwill* pari a € 2.469 migliaia.
Le immobilizzazioni in corso alla fine dell'esercizio si riferiscono ad ulteriori progetti di sviluppo della Capogruppo nell'ambito del sistema informativo Sap volti al potenziamento del *software* dedicato alla gestione dei clienti.
La voce "riclassifiche" comprende la riduzione delle immobilizzazioni in corso che erano in essere alla fine dell'esercizio precedente, riclassificate nelle rispettive poste al momento della loro effettiva utilizzazione.
L'incremento della voce "altre immobilizzazioni immateriali", pari a € 1.293 migliaia, si riferisce principalmente a spese incrementative di *software* della Capogruppo, prevalentemente per l'ulteriore sviluppo dei *software* applicativi relativi al ciclo attivo, all'ambiente statistico e di gestione del cliente.

Le immobilizzazioni immateriali includono un importo di € 73 migliaia per rivalutazioni monetarie in applicazione delle leggi 576/75 e 413/91.

Immobilizzazioni materiali

	31 dicembre 2001	31 dicembre 2000	Variazione
Terreni e fabbricati	46.756	53.552	(6.796)
Impianti e macchinari	29.020	25.277	3.743
Attrezzature industriali e commerciali	5.956	5.024	932
Altri beni	4.673	3.999	674
Immobilizzazioni in corso e acconti	4.599	229	4.370
Totale	91.004	88.081	2.923

I movimenti rilevanti intervenuti nel corso dell'esercizio sono i seguenti:

	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Immobilizzazioni in corso e acconti	Totale
Valore di carico al 31/12/2000	88.014	93.467	34.488	14.888	229	231.086
Fondo amm.to al 31/12/2000	(34.462)	(68.190)	(29.464)	(10.889)	-	(143.005)
Saldo al 31/12/2000	53.552	25.277	5.024	3.999	229	88.081
Effetto perimetro	1.462	7.739	-	986	367	10.554
Investimenti	562	2.877	2.845	1.855	4.376	12.515
Disinvestimenti	(2.918)	(12)	(221)	(399)	-	(3.550)
Ammortamenti	(2.413)	(5.806)	(1.692)	(1.399)	-	(11.310)
Diff.ze cambio e altri movimenti	(3.489)	(1.055)	-	(369)	(373)	(5.286)
Saldo al 31/12/2001	46.756	29.020	5.956	4.673	4.599	91.004
Valore di carico al 31/12/2001	83.336	113.955	35.944	17.207	4.599	255.041
Fondo amm.to al 31/12/2001	(36.580)	(84.935)	(29.988)	(12.534)	-	(164.037)

L'incremento delle immobilizzazioni materiali per effetto della variazione del perimetro di consolidamento, pari a € 10.554 migliaia, è interamente riferibile all'acquisizione brasiliana e riguarda gli stabilimenti di Sorocaba, per un valore totale di € 9.432 migliaia, e di Jaboatao, per € 488 migliaia.
Le differenze cambio e altri movimenti del periodo, che comportano una riduzione del saldo delle immobilizzazioni materiali di € 5.286 migliaia, sono generate prevalentemente da differenze di cambio della valuta brasiliana. In particolare, includono sia le differenze generate nell'esercizio dalla svalutazione del Real brasiliano per € 2.028 migliaia che l'effetto del cambio di valuta di *reporting* usata da Campari do Brasil Ltda., pari a € 3.021 migliaia. Dal 1 gennaio 2001 infatti, la valuta utilizzata dalla controllata Campari do Brasil Ltda. è il Real brasiliano, mentre in precedenza era stato scelto il dollaro USA quale moneta di *reporting* che permetteva, tramite il mantenimento di cambi storici, di evitare le distorsioni derivanti dell'elevato tasso di inflazione che caratterizzava il paese. L'effetto di questo cambiamento è stato registrato negli oneri straordinari, al netto della quota già accantonata in precedenti esercizi a fronte di tali differenze.

I principali investimenti del periodo per quanto riguarda la voce "terreni e fabbricati" sono costituiti da miglioramenti su fabbricati realizzati da Campari France S.A.
Gli investimenti in impianti e macchinari si riferiscono alla Capogruppo per € 764 migliaia e a Campari-Crodo S.p.A. per € 1.390 migliaia. Per quanto riguarda la Capogruppo, trattasi di interventi presso lo stabilimento di Sesto San Giovanni sulla linea *CampariSoda*, nel reparto liquori e su impianti generici. Gli investimenti più rilevanti concernono gli impianti volti a miglioramenti tecnologici nei vari reparti per € 256 migliaia e gli impianti di potabilizzazione dell'acqua per € 159 migliaia. Per quanto riguarda Campari-Crodo S.p.A. le acquisizioni principali riguardano le unità produttive di Crodo per € 439 migliaia, di Sulmona per € 710 migliaia e di Termoli per € 156 migliaia e sono costituiti prevalentemente da aggiornamenti tecnici e tecnologici, modifiche e potenziamenti di impianti ed apparecchiature.
L'incremento delle attrezzature industriali e commerciali, pari a € 2.845 migliaia, si riferisce per € 2.594 migliaia a Campari S.p.A. ed è relativo all'acquisto di imballi da riutilizzare.
Nella voce "altri beni", le acquisizioni più significative riguardano l'acquisto di macchine elettroniche da parte della Capogruppo per € 558 migliaia e delle controllate per € 365 migliaia.
Gli investimenti classificati nelle immobilizzazioni in corso e acconti alla fine dell'esercizio si riferiscono per la Capogruppo a impianti non ancora entrati in funzione o acconti su impianti per lo stabilimento di Sesto San Giovanni per € 1.113 migliaia e, per Campari-Crodo S.p.A., a impianti delle tre unità produttive per € 947 migliaia e alla progettazione del nuovo sito industriale di Novi Ligure per € 195 migliaia. Inoltre, la voce comprende investimenti della controllata Campari do Brasil Ltda. per € 2.023 migliaia prevalentemente destinati alla nuova linea di produzione dello stabilimento di Sorocaba, che entrerà in funzione all'inizio del 2002 a seguito del trasferimento della produzione dall'unità industriale di Barueri.
I disinvestimenti di terreni e fabbricati si riferiscono alla vendita da parte della Capogruppo di siti produttivi non più in uso iscritti ad un valore netto di € 2.100 migliaia e venduto per € 5.157 migliaia e, per la rimanente parte, alla vendita di unità immobiliari civili da parte della Capogruppo e di Campari-Crodo S.p.A..

Al 31 dicembre 2001, la voce "terreni e fabbricati" include l'importo di € 5.302 migliaia afferente a beni detenuti in *leasing*; il debito residuo alla stessa data, pari a € 15.242 migliaia, è iscritto alla voce "debiti verso banche".

Il totale delle rivalutazioni riguardanti le immobilizzazioni materiali esistenti a fine esercizio è di € 8.924 migliaia, al netto dei relativi ammortamenti. Il dettaglio è il seguente:

	Terreni e fabbricati	Impianti e macchinari	Altre immobilizzazioni materiali	Totale
Legge 02/12/75 n.576	58	252	-	310
Legge 19/03/83 n. 72	708	2.728	109	3.545
Legge 30/12/91 n. 413	5.069	-	-	5.069
Totale	5.835	2.980	109	8.924

Immobilizzazioni finanziarie

	31 dicembre 2001	31 dicembre 2000	Variazione
Partecipazioni:			
in imprese controllate	398	-	398
in imprese collegate	532	568	(36)
in altre imprese	17.832	16.582	1.250
Crediti verso altre imprese:			
entro 12 mesi	337	2.612	(2.275)
oltre 12 mesi	2.299	1.939	360
Altri titoli oltre 12 mesi	454	457	(3)
Azioni proprie	31.000	-	31.000
Totale	52.852	22.158	30.694

I movimenti intervenuti nel corso dell'esercizio sono i seguenti:

	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti altre imprese entro 12 mesi	Crediti altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Saldo al 31/12/2000	-	568	16.582	2.612	1.939	457	-
Incrementi	398		166		360		31.000
Rivalutazioni/ svalutazioni		(36)	262				
Decrementi			(89)	(2.275)		(3)	
Altri movimenti			911				
Saldo al 31/12/2001	398	532	17.832	337	2.299	454	31.000
Composizione al 31/12/01							
Campari Management S.A.M	398						
MCS S.c.a.r.l. - Bruxelles		246					
International Marques V.o.f. - Haarlem		223					
Longhi & Associati S.r.l. - Milano		63					
Skyy Spirits, LLC - Delaware (USA)			17.601				
Altre partecipazioni < 10%			231				
Finanziamento a S.I.A.M. Monticchio S.p.A.				336	374		
Erario per anticipo TFR					817		
n. 454 obbligazioni Idreg Piemonte						454	
Azioni proprie							31.000
Altre voci				1	1.108		
	398	532	17.832	337	2.299	454	31.000

La voce "partecipazioni in imprese controllate" al 31 dicembre 2001 si riferisce alla partecipazione in Campari Management S.A.M, società posta in liquidazione dal 1 aprile 2001 e pertanto uscita dal perimetro di consolidamento e adeguata al valore di patrimonio netto al 31 dicembre 2001.
La variazione delle partecipazioni in imprese collegate è dovuta all'allineamento delle stesse al valore del patrimonio netto al 31 dicembre 2001.
I decrementi delle partecipazioni in altre imprese sono relativi per € 77 migliaia alla società S.I.A.M. Monticchio S.p.A., ceduta nei primi mesi del 2001, e già allineata al valore di cessione al 31 dicembre 2000. Le rivalutazioni nette di tale voce, pari a € 262 migliaia, includono la rivalutazione, per € 1.453 migliaia, della quota del 9,3% in Skyy Spirits, LLC sulla base dei risultati al 31 dicembre 2001 e la svalutazione della medesima quota per effetto della diluizione della quota di proprietà di Redfire, Inc, passata dal 10% al 9,3%, a seguito dell'attribuzione di partecipazioni al *management* di Skyy Spirits, LLC. Tale svalutazione ammonta a € 1.191 migliaia. Un'ulteriore diluizione, avvenuta nel mese di gennaio 2002, ha portato tale partecipazione al 8,9%, ed è stata prudentemente contabilizzata nei fondi rischi diversi, cui si rimanda.
La voce "altri movimenti", positiva per € 911 migliaia, è relativa alla differenza cambio generata dal valore della partecipazione stessa, espressa in dollari USA.
La riduzione dei crediti verso altri entro 12 mesi è principalmente attribuibile all'estinzione nel corso dell'esercizio del finanziamento a Bersano Riccadonna S.p.A., in essere al 31 dicembre 2000 nei confronti della controllata Campari-Crodo S.p.A..
I crediti verso altri oltre 12 mesi aumentano per effetto di depositi cauzionali delle società brasiliane acquistate.
Le azioni proprie, pari a € 31 milioni, si riferiscono a n. 1.000.000 di azioni ordinarie, pari al 3,4% del capitale, per un valore nominale complessivo di € 1 milione, acquistate a servizio del piano di *stock option*. Si rimanda alla relazione degli amministratori sulla gestione per ulteriori informazioni.

Attivo circolante

Rimanenze

	31 dicembre 2001	31 dicembre 2000	Variazione
Materie prime, sussidiarie e di consumo	17.240	14.223	3.017
Prodotti in corso di lavorazione e semilavorati	22.285	20.033	2.252
Prodotti finiti e merci	24.843	15.478	9.365
Totale	64.368	49.734	14.634

Nei bilanci d'esercizio delle società italiane e di talune società estere le rimanenze sono state valutate a LIFO. Il maggior valore dovuto all'adozione del costo medio nel bilancio consolidato è di € 3.122 migliaia.
L'incremento del magazzino rispetto al 31 dicembre 2000 è attribuibile per € 9.808 migliaia alla variazione di perimetro derivante dall'acquisizione brasiliana, di cui € 2.388 migliaia relativi a materie prime, € 4.727 migliaia a semilavorati e € 2.693 migliaia a prodotti finiti. L'aumento residuo è attribuibile per circa € 3.500 migliaia allo *stock* di prodotti *Cinzano*, commercializzati direttamente da Campari S.p.A. dal mese di maggio 2001 e per il rimanente importo ad un aumento di *stock* di Campari do Brasil Ltda. anche al fine di consentire il trasferimento della produzione da Barueri a Sorocaba.
I valori sovraesposti sono al netto del fondo svalutazione magazzino, che al 31 dicembre 2001 ammonta a € 1.179 migliaia (€ 292 migliaia al 31 dicembre 2000). L'aumento è in buona parte dovuto ad accantonamenti fatti in sede di acquisizione delle società brasiliane.

Crediti

	31 dicembre 2001	31 dicembre 2000	Variazione
Verso clienti - entro 12 mesi	119.509	89.785	29.724
Verso clienti - oltre 12 mesi	93	85	8
Verso imprese collegate - entro 12 mesi	2500	2.534	(34)
Verso imprese controllanti - oltre 12 mesi	-	1.659	(1.659)
Verso altri - entro 12 mesi	25.948	74.556	(48.608)
Verso altri - oltre 12 mesi	674	202	472
Totale	148.724	168.821	(20.097)

L'aumento dei crediti verso clienti è attribuibile in parte all'acquisizione brasiliana e al conseguente maggior fatturato generato, e in parte al significativo aumento di fatturato realizzato negli ultimi due mesi dell'esercizio da parte di Campari S.p.A..
I crediti verso clienti, derivanti da normali operazioni di vendita, sono al netto del fondo svalutazione crediti di € 4.067 migliaia, che deriva in parte, per un ammontare di € 2.784 migliaia, da posizioni delle società acquisite dal gruppo Wessanen nel 1995 e non ancora risolte.

Il fondo svalutazione crediti verso clienti è movimentato come segue:

Saldo al 31 dicembre 2000	4.078
Utilizzi	(840)
Accantonamenti	517
Saldo al 31 dicembre 2001	4.067

Il saldo al 31 dicembre 2001 dei crediti verso altri è così composto:

	31 dicembre 2001	31 dicembre 2000	Variazione
Depositi a termine e carta commerciale	-	47.010	(47.010)
Crediti verso Erario	5.769	7.699	(1.930)
Crediti per imposte anticipate	6.584	6.707	(123)
Anticipi e altri crediti verso a fornitori	7.776	6.868	908
Crediti verso clienti diversi	3.475	2.005	1.470
Crediti verso agenti e centri di distribuzione (al netto di fondo svalutazione di € 2.576 migliaia)	1.147	2.135	(988)
Altri (al netto di fondo svalutazione di € 233 migliaia)	1.871	2.334	(438)
Totale	26.622	74.758	(48.111)

I depositi a termine e carta commerciale, che al 31 dicembre 2000 si riferivano ad impieghi a breve termine di liquidità, sono scaduti all'inizio dell'esercizio.

I crediti per imposte anticipate si riferiscono all'iscrizione da parte delle società del Gruppo di fondi tassati, quali fondi svalutazione magazzino, fondi svalutazione crediti e fondi rischi, a spese a deducibilità parzialmente differita, quali le spese di rappresentanza o di manutenzione e a costi deducibili in base a particolari disposizioni fiscali. Il dettaglio di questa ripartizione a livello consolidato è il seguente:

Imposte anticipate su:	
- fondi tassati	5.399
- spese a deducibilità parzialmente differita	576
- costi deducibili in base a particolari disposizioni fiscali	371
- altre	238
Totale imposte anticipate al 31 dicembre 2001	6.584

Attività finanziarie che non costituiscono immobilizzazioni e disponibilità liquide

	31 dicembre 2001	31 dicembre 2000	Variazione
Altri titoli	46.370	1.898	44.472
Disponibilità liquide:			
Depositi bancari e postali	177.756	167.698	10.058
Assegni, denaro e valori in cassa	10	34	(24)
Totale disponibilità liquide	177.766	167.732	10.034
Totale altri titoli e disponibilità liquide	224.136	169.630	64.540

Gli altri titoli sono rappresentati da SICAV e da titoli detenuti dalle filiali sudamericane in valuta statunitense.

La posizione finanziaria netta di € 96.609 migliaia, si dettaglia come segue:

	31 dicembre 2001	31 dicembre 2000	Variazione
Disponibilità liquide	177.766	167.732	10.034
Debiti verso banche - entro 12 mesi	(114.072)	(13.100)	(100.972)
Debiti verso banche - oltre 12 mesi	(13.455)	(15.353)	1.898
	50.239	139.279	(89.040)
Depositi a termine / carta commerciale (inclusi in altri crediti)	-	47.010	(47.010)
Altri titoli	46.370	1.898	44.472
Posizione finanziaria netta	96.609	188.187	(91.578)

Ratei e risconti attivi

	31 dicembre 2001	31 dicembre 2000	Variazione
Ratei attivi	434	362	72
Risconti attivi	550	349	201
Totale	984	711	273

Includono principalmente ratei di interessi maturati per € 330 migliaia e risconti di spese di promozione e pubblicità per € 189 migliaia.

Passivo
Patrimonio netto
I movimenti intervenuti nel patrimonio netto consolidato nel corso dell'esercizio sono i seguenti:

	Saldo al 31 dicembre 2000	Dividendi	Trasferimenti	Differenze cambio e altri movimenti	Utile di esercizio	Saldo al 31 dicembre 2001
Capitale sociale	29.040					29.040
Riserva legale	1.500		4.308			5.808
Riserva per azioni proprie	-		31.000			31.000
Altre riserve:						
Riserva straordinaria	7.982					7.982
Riserva in sospensione d'imposta	3.041					3.041
Avanzo di fusione	5.687					5.687
Riserva di consolidamento	120.426		35.935	(845)		155.516
Riserva conversione bilanci in valuta estera	10.930			(5.434)		5.496
Utili (perdite) portati a nuovo	167.269	(12.908)	(31.000)			123.361
Utile (perdita) dell'esercizio	52.831	(12.588)	(40.243)		63.406	63.406
Totale Patrimonio Netto del Gruppo	398.706	(25.496)		(6.279)	63.406	430.337
Capitale e riserve di terzi	5.048		(65)	(2.677)		2.306
Utile (perdita) di competenza di terzi	(65)		65		(9)	(9)
Totale Patrimonio Netto di terzi	4.983	-	-	(2.677)	(9)	2.297
Totale Patrimonio Netto	403.689	(25.496)	-	(8.956)	63.397	432.634

L'utile dell'esercizio precedente è stato distribuito agli azionisti per € 25.496 migliaia.
Al 31 dicembre 2001, il capitale sociale è costituito da n. 29.040.000 azioni ordinarie da € 1 nominali cadauna. Nel corso del mese di luglio, parte delle attuali riserve disponibili è stata destinata all'acquisto di 1.000.000 azioni proprie finalizzato alla definizione del piano di *stock option* riservato al *management* del Gruppo.
La movimentazione della riserva di conversione bilanci in valuta estera include le differenze cambi sui patrimoni netti di apertura delle società controllate, derivanti principalmente dalle oscillazioni della valuta brasiliana e del dollaro USA, nonché la differenza risultante dai diversi cambi utilizzati per la conversione dello stato patrimoniale e del conto economico del periodo. Include inoltre l'effetto derivante dal cambio di valuta di *reporting* da parte della controllata Campari do Brasil Ltda., da dollaro USA a Real brasiliano, commentato in sede di analisi delle immobilizzazioni materiali, cui si rimanda.
La variazione del patrimonio netto di terzi è relativa al riacquisto da parte della controllata Campari-Crodo S.p.A. del 6% del capitale sociale di Cinzano Investimenti e Partecipazioni S.p.A., quota precedentemente detenuta da F.lli Gancia & C. S.p.A., avvenuto nel corso del mese di marzo 2001. La quota residua del patrimonio netto di terzi si riferisce al 25% di O-Dodeca B.V..

Fondi rischi e oneri

	31 dicembre 2001	31 dicembre 2000	Variazione
Fondi trattamento per quiescenza e obblighi simili	2.035	1.817	218
Fondi per imposte	20.093	17.997	2.096
Fondi per imposte differite	6.072	4.730	1.342
Altri accantonamenti	5.963	4.453	1.510
Totale	34.163	28.997	5.166

Il Gruppo iscrive in bilancio gli accantonamenti per le situazioni di contenzioso o di rischio quando la passività è probabile ed il suo importo è ragionevolmente determinabile.
Il trattamento per quiescenza e obblighi simili si riferisce ad indennità suppletive di clientela agenti per € 1.083 migliaia e fondi pensione per € 952 migliaia.
Il fondo imposte è principalmente costituito da quanto iscritto dalla Capogruppo, pari a € 17.043 migliaia e dalla controllata Campari-Crodo S.p.A., pari a € 884 mila. In aggiunta, si segnala un incremento di € 1.736 migliaia rispetto al 31 dicembre 2000 per effetto della variazione di perimetro di consolidamento derivante dall'acquisizione brasiliana.

Per quanto riguarda i procedimenti fiscali relativi alla Capogruppo, si è prudenzialmente mantenuto l'importo iscritto del precedente esercizio a fronte dei procedimenti fiscali che si sono così evoluti:
- Il 18 dicembre 2001 è stato notificato alla Capogruppo dalla Agenzia delle Entrate - Ufficio di Milano - un avviso di accertamento relativo al periodo di imposta 1995, con cui è stata rettificata la perdita fiscale dichiarata a seguito della ripresa pari a € 21.208 migliaia, qualificata come svalutazione di partecipazione indeducibile. Contro tale avviso la società ha proposto ricorso, con ampie argomentazioni atte a legittimare il corretto operato della Società, dinanzi la Commissione Tributaria Provinciale di Milano in data 14 febbraio 2002.
- Il 28 novembre 2001 la I Sezione della Commissione Tributaria Provinciale di Milano, accogliendo il ricorso presentato dalla Capogruppo, ha annullato l'avviso di accertamento relativo al periodo di imposta 1994 con cui era stato accertato un maggior reddito imponibile IRPEG ed ILOR di € 24.902 migliaia e irrogate sanzioni per complessive € 13.248 migliaia.
Inoltre, come già evidenziato nella nota integrativa del precedente esercizio alla Capogruppo nel corso del 2000 è stato notificato un processo verbale di constatazione per i periodo di imposta 1997 e 1998, indicando un maggiore imponibile IRPEG / ILOR di € 2.008 migliaia oltre a sanzioni di € 1.069 migliaia per il 1997 ed un maggior imponibile IRPEG / IRAP di € 1.535 migliaia oltre a sanzioni di € 662 migliaia per il 1998.
La Società ritiene, che i rilievi di natura fiscale contenuti nei suddetti verbali, siano privi di fondamento e per i quali, in ogni caso, qualora scaturissero futuri atti impositivi, proporrà ricorso nelle sedi competenti.

Il fondo imposte differite rappresenta il saldo delle imposte differite stanziate con riferimento alle appostazioni di carattere tributario presenti nei bilanci delle singole società del Gruppo, riferite essenzialmente ad ammortamenti anticipati e a rateizzazioni di plusvalenze patrimoniali, e delle imposte differite ed anticipate relative alle scritture di consolidamento. La movimentazione del saldo dal 31 dicembre 2001 è la seguente:

	31 dicembre 2001			31 dicembre 2000		
	imposte differite	imposte anticipate	saldo	imposte differite	imposte anticipate	saldo
Capogruppo	1.292	-	1.292	1.497	-	1.497
Controllate	2.363	-	2.363	4.146	-	4.146
Scritture di consolidamento	16.352	(13.935)	2.417	12.199	(13.112)	(913)
Totale	20.007	(13.935)	6.072	17.842	(13.112)	4.730

Le imposte differite relative alla Capogruppo e alle società controllate si riferiscono quasi esclusivamente ad ammortamenti anticipati e alla rateizzazione di plusvalenze patrimoniali.
Gli altri accantonamenti sono rappresentati da fondi rischi verso agenti per contenziosi, per € 2.786 migliaia, fondi rischi per cause legali in corso legati all'acquisizione brasiliana per € 1.200 migliaia, fondo rinnovamento impianti per € 398 migliaia e oneri di ristrutturazione per € 75 migliaia. Includono inoltre un ammontare pari a € 607 migliaia relativo a premi di fine anno da erogare a clienti, in ottemperanza a contratti già in essere, il cui ammontare è stato definito sulla base di transazioni perfezionate nei primi mesi del 2002, nonché rettifiche alle vendite per omessi sconti, differenze prezzo, resi sulle vendite fatturate nell'anno 2001 per le quali non è possibile determinare in modo certo ed oggettivo l'ammontare e la loro manifestazione, alla chiusura del presente bilancio.
Negli altri accantonamenti è inclusa, per € 681 migliaia, la svalutazione della partecipazione in Skyy Spirits, LLC, per l'ulteriore diluizione della quota di proprietà detenuta da Redfire, Inc, passata al 8,9% successivamente al 31 dicembre 2001. Si rimanda per maggiori informazioni al commento della voce "Immobilizzazioni finanziarie" della presente nota integrativa.

Trattamento di fine rapporto di lavoro subordinato
L'accantonamento, da utilizzarsi al momento della cessazione del rapporto con la società del personale dipendente, è relativo agli addetti in forza alle società con sede in Italia. Il fondo accantonato rappresenta l'effettivo debito delle società al 31 dicembre 2001 al netto degli anticipi corrisposti e delle quote trasferite al fondo pensione complementare.
La movimentazione del fondo nel corso dell'esercizio è la seguente:

Saldo iniziale al 31 dicembre 2000	12.481
Quota del periodo	1.434
Utilizzo del periodo e anticipazioni	(3.061)
Saldo finale al 31 dicembre 2001	10.854

Debiti

	31 dicembre 2001	31 dicembre 2000	Variazione
Banche - entro 12 mesi	114.072	13.100	100.972
Banche - oltre 12 mesi	13.455	15.353	(1.898)
Debiti verso altri finanziatori - oltre 12 mesi	1.209	1.046	163
Acconti - entro 12 mesi	392	553	(161)
Fornitori - entro 12 mesi	89.070	68.125	20.945
Debiti verso imprese collegate - entro 12 mesi	1.488	1.273	215
Debiti tributari - entro 12 mesi	22.540	22.372	168
Debiti tributari - oltre 12 mesi	4.704	7.227	(2.523)
Istituti di previdenza e sicurezza sociale - entro 12 mesi	2.693	2.702	(9)
Altri debiti - entro 12 mesi	24.168	21.071	3.097
Totale	273.791	152.822	120.969

I debiti verso banche si dettagliano come segue:

	entro 12 mesi	oltre 12 mesi	Totale
Indebitamento bancario a breve termine	112.285	-	112.285
Credito Emiliano per *leasing* immobiliare	1.787	13.455	15.242
Totale	114.072	13.455	127.527

L'indebitamento bancario a breve termine è attribuibile per € 103.555 migliaia alla Capogruppo ed è principalmente imputabile alle linee di finanziamento accese a fronte delle acquisizioni già commentate nella relazione degli amministratori sulla gestione, nonché all'acquisto delle azioni proprie. L'indebitamento residuo è relativo per € 7.943 migliaia alla controllata Redfire, Inc.

Il debito verso il Credito Emiliano rappresenta la quota capitale delle rate a scadere del *leasing* immobiliare novennale con scadenza 20 febbraio 2006 sullo stabile occupato dalla sede della Capogruppo e di alcune controllate in Milano, contabilizzato secondo il metodo finanziario. L'ammontare delle rate a scadere è il seguente:

Anno	Importo
2002	1.787
2003	1.938
2004	2.102
2005	2.280
2006	7.134
Totale	15.242

I debiti verso fornitori aumentano per effetto dell'avvio della commercializzazione diretta dei prodotti Cinzano, dello sviluppo delle attività del Gruppo e dei maggiori costi ivi conseguenti, in particolare legati alle attività promozionali e pubblicitarie.
I debiti tributari entro 12 mesi si riferiscono a debiti di natura fiscale che le società del Gruppo dovranno pagare nei rispettivi paesi e sono composti come segue:

	31 dicembre 2001	31 dicembre 2000	Variazione
Imposte sul reddito	5.850	8.188	(2.338)
Imposta sul valore aggiunto	5.886	3.021	2.865
Imposta di fabbricazione sull'alcool	7.097	7.520	(423)
Ritenute e tasse diverse	3.707	3.643	64
Totale	22.540	22.372	168

Il debito per imposte sul reddito è esposto al netto di acconti e delle ritenute subite.

Nelle ritenute e tasse diverse è inclusa la parte corrente, pari a € 2.523 migliaia, relativa alla rateizzazione in 5 anni delle imposte sostitutive generate dalla vendita di partecipazioni da parte di Cinzano Investimenti e Partecipazioni S.p.A., ora incorporata in Campari-Crodo S.p.A. La parte a lungo di € 4.704 migliaia è classificata nei debiti tributari oltre 12 mesi.

Gli altri debiti costituiscono una voce residuale relativa a:

	31 dicembre 2001	31 dicembre 2000	Variazione
Cauzioni imballi	6.763	6.887	(124)
Premi clienti	8.839	7.425	1.414
Personale	4.412	4.012	400
Commissioni	881	1.190	(309)
Anticipi clienti	34	192	(158)
Altri	3.239	1.365	1.874
Totale	24.168	21.071	3.097

Nella voce "altri" figura un debito della Capogruppo, per € 1.064 migliaia, correlato ad un contenzioso in essere relativamente all'acquisizione brasiliana.
Non esistono debiti con scadenza superiore a 5 anni e garanzie reali oltre a quelli precedentemente segnalati.

Ratei e risconti passivi

	31 dicembre 2001	31 dicembre 2000	Variazione
Ratei passivi	333	290	43
Risconti passivi	1.216	1.169	47
Totale	1.549	1.459	90

I risconti passivi includono contributi a fondo perduto in conto capitale ricevuti da Prominvest per € 757 migliaia.

Conti d'ordine

	31 dicembre 2001	31 dicembre 2000	Variazione
Garanzie - verso altre imprese	21.581	23.575	(1.994)
Impegni - verso altre imprese	3.156	40.971	(37.815)
Rischi - verso altre imprese	234	1.027	(793)
Totale	24.971	65.573	(40.602)

Il dettaglio delle garanzie verso altre imprese al 31 dicembre 2001 è il seguente:

Uffici governativi per accise	17.020
IVA a credito e transiti comunitari	69
Concorsi a premio	2.172
Contratti pluriennali	486
Varie	1.834
Totale garanzie	21.581

Gli impegni verso altre imprese rappresentano gli impegni di durata ultrannuali risultanti al 31 dicembre 2001, sottoscritti dalla controllata Francesco Cinzano & C.ia S.p.A. per la sponsorizzazione del Gran Premio Motomondiale.

Commenti alle poste del conto economico

Valore della produzione

I ricavi delle vendite e delle prestazioni sono così composti:

	31 dicembre 2001	31 dicembre 2000	Variazione
Vendite della produzione principale al netto di accise	494.271	434.042	60.229
Accise	64.616	63.403	1.213
Vendite di vini e mosti per lavorazione	14.559	12.934	1.625
Riclassifica alla voce A5 - Servizi di produzione per conto terzi	(5.758)	(3.000)	(2.758)
Altri	559	750	(191)
Totale	568.247	508.129	60.118

L'andamento delle vendite, la loro articolazione per linea di prodotto e per area geografica sono commentati nella relazione degli amministratori sulla gestione.

Altri ricavi e proventi

Il dettaglio della voce è il seguente:

	31 dicembre 2001	31 dicembre 2000	Variazione
Contribuzioni pubblicitarie ricevute	7.302	6.526	776
Servizi di produzione per conto terzi	5.758	3.000	2.758
Proventi immobiliari	819	1.016	(197)
Vendite diverse	2.487	754	1.733
Contributi in conto capitale	196	410	(214)
Plusvalenze su vendite di cespiti	341	304	37
Altri	5.804	2.473	3.331
Totale	22.707	14.483	8.224

Nella voce "altri" figurano proventi pari ad € 1.285 migliaia, rappresentati da riaddebiti, da parte della Capogruppo, di costi inerenti all'operazione di quotazione.

Costi della produzione

I costi della produzione sono così suddivisi:

	31 dicembre 2001	31 dicembre 2000	Variazione
Per materie prime, sussidiarie, di consumo e merci	194.977	171.239	23.738
Per servizi	158.153	133.051	25.102
Per godimento di beni di terzi	2.720	2.572	148
Per il personale	51.044	43.611	7.433
Ammortamento immobilizzazioni immateriali	14.515	9.578	4.937
Ammortamento immobilizzazioni materiali	11.310	9.741	1.569
Svalutazione dei crediti dell'attivo circolante e delle disponibilità liquide	621	266	355
Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci	263	(1.100)	1.363
Accantonamento per rischi	1.081	20.462	(19.381)
Altri accantonamenti	48	254	(206)
Oneri diversi di gestione	71.883	69.181	2.702
Totale	506.615	458.855	47.760

Costi per servizi
Il dettaglio dei costi per servizi è il seguente:

	31 dicembre 2001	31 dicembre 2000	Variazione
Costi pubblicitari e promozionali	92.317	77.524	14.793
Trasporti	19.335	18.807	528
Provvigioni	10.297	10.387	(90)
Altri	36.204	26.333	9.871
Totale	158.153	133.051	25.102

L'incremento della voce "altri" rispetto all'esercizio precedente è in larga misura attribuibile ai costi relativi all'adeguamento organizzativo e della struttura societaria conseguenti all'operazione di quotazione, che ha generato oneri in capo alla Capogruppo pari a € 3.575 migliaia interamente spesati nel periodo.

Costi per il personale
La voce comprende l'intera spesa per il personale ivi comprese i miglioramenti di merito, passaggi di categoria, costo delle ferie non godute e accantonamenti di legge e contratti collettivi.
Il dettaglio dei costi del personale è il seguente:

	31 dicembre 2001	31 dicembre 2000	Variazione
Salari e stipendi	33.477	29.922	3.555
Oneri sociali	10.031	10.118	(87)
Trattamento di fine rapporto	1.435	1.563	(128)
Trattamento di quiescenza e simili	95	288	(193)
Altri costi	6.006	1.720	4.286
Totale	51.044	43.611	7.433

L'incremento dei costi del personale nel periodo è attribuibile all'incremento della struttura conseguente all'acquisizione brasiliana e agli oneri straordinari connessi con la realizzazione di azioni di ristrutturazione.

Ammortamenti
I tassi di ammortamento, la composizione e la movimentazione sono stati già precedentemente illustrati. Si specifica di seguito l'ammortamento dei marchi e del *goodwill* per *brand*:

	31 dicembre 2001	31 dicembre 2000	Variazione
Prodotti *ex* Bols	3.385	3.478	(93)
Cinzano	3.432	3.339	92
Ouzo 12	1.089	1.091	(1)
Acquisizione brasiliana	3.538		3.538
Altri	-	236	(236)
Totale	11.445	8.144	3.301

Oneri diversi di gestione
Sono così composti:

	31 dicembre 2001	31 dicembre 2000	Variazione
Accise e contrassegni	64.755	63.773	982
Altri	7.128	5.408	1.720
Totale	71.883	69.181	2.702

Gli altri oneri diversi di gestione sono principalmente costituiti da spese di gestione immobiliare e sopravvenienze passive.

Proventi e oneri finanziari

	31 dicembre 2001	31 dicembre 2000	Variazione
Proventi da partecipazioni in imprese collegate	127	-	127
Proventi da partecipazioni in altre imprese	5	3	2
Altri proventi finanziari da crediti iscritti nelle immobilizzazioni	760	145	615
Altri proventi finanziari da titoli iscritti nell'attivo circolante	1.499	23	1.476
Proventi diversi:			
- da imprese controllanti	-	53	(53)
- da altre imprese	10.826	12.438	(1.612)
Interessi e oneri finanziari da altre imprese	(13.936)	(7.269)	(6.667)
Totale	(719)	5.393	(6.112)

I proventi diversi da altre imprese includono differenze cambio attive per € 2.877 migliaia.
Gli interessi e altri oneri finanziari da altre imprese comprendono differenze cambio passive per € 6.748 migliaia. In particolare, includono la rilevazione, da parte della Capogruppo, della perdita non realizzata sulle linee di finanziamento accese in dollari USA ai fini delle acquisizioni sopradescritte, pari a € 2.613 migliaia.

Rettifiche di valore delle attività finanziarie

	31 dicembre 2001	31 dicembre 2000	Variazione
Rivalutazioni di partecipazioni	2.770	2.533	237
Svalutazioni di partecipazioni	(1.872)	(787)	(1.085)
Totale	898	1.746	(848)

Le rivalutazioni di partecipazioni derivano essenzialmente dall'adeguamento al patrimonio netto del valore delle partecipazioni in Skyy Spirits, LLC e in Campari Management S.A.M., quest'ultima posta in liquidazione.
La svalutazione di € 1.872 riguarda, come già descritto in sede di commento alla voce "Immobilizzazioni finanziarie", la diluizione della quota detenuta da Redfire, Inc in Skyy Spirits, LLC, passata dal 10% al 9,3% a fine esercizio, per € 1.191 migliaia. Inoltre, include l'ulteriore diluizione della quota avvenuta successivamente al 31 dicembre 2001 e prudenzialmente accantonata a fondo rischi diversi per € 681 migliaia.

Proventi e oneri straordinari

	31 dicembre 2001	31 dicembre 2000	Variazione
Plusvalenze da alienazioni	4.266	7.675	(3.409)
Proventi vari	7.801	2.095	5.706
Minusvalenze da alienazioni	(1)	(46)	45
Oneri vari	(1.949)	(1.969)	20
Variazione criteri contabili	(1.119)	-	(1.119)
Imposte relative ad esercizi precedenti	(285)	(1.639)	1.354
Totale	8.713	6.116	2.597

Plusvalenze da alienazioni
Si riferiscono a vendite immobiliari da parte della Capogruppo per € 3.634 migliaia e della controllata Campari- Crodo S.p.A. per € 632 migliaia.

Proventi vari
Si riferiscono essenzialmente a sopravvenienze attive. Includono inoltre la componente straordinaria, pari a € 3.504, registrata dalla Capogruppo derivante dalla definizione di rapporti pendenti, a seguito della definizione di rapporti conflittuali anche correlati all'acquisizione brasiliana.

Oneri vari
Trattasi quasi interamente di sopravvenienze passive.

Variazione criteri contabili
La posta si riferisce all'effetto del cambio di valuta usato per il consolidamento del bilancio della controllata Campari do Brasil Ltda., da dollaro USA a Real brasiliano, commentato nel paragrafo relativo alle immobilizzazioni materiali, cui si rimanda.

Imposte sul reddito del periodo
Il risultato prima delle imposte e le imposte sul reddito dell'esercizio si dettagliano come segue:

	31 dicembre 2001	31 dicembre 2000	Variazione
Risultato prima delle imposte	95.505	78.718	16.787
Imposte sul reddito del periodo:			
- Correnti	26.639	23.474	3.165
- Differite	5.469	2.478	2.991
Totale Imposte sul reddito	32.108	25.952	6.156

La differenza fra la percentuale nominale d'imposta IRPEG e la percentuale effettiva trova riscontro nei benefici derivanti dall'applicazione della Dual Income Tax di cui al D. Lgs. 466/97, dal diverso livello impositivo nei paesi in cui il Gruppo opera, nonché dall'onere dell'imposta IRAP che ha caratterizzato la diversa composizione delle basi imponibili ai fini di tale imposta delle società italiane del Gruppo.
L'esaurimento in capo alla Capogruppo delle perdite pregresse, che erano state completamente assorbite alla fine dell'esercizio precedente, ha comportato un aumento del carico fiscale del Gruppo, in parte compensato dal beneficio fiscale derivante dall'applicazione della Dual Income Tax il cui effetto è più significativo rispetto all'esercizio precedente in quanto è venuto meno il vincolo dell'aliquota media minima del 27%.

Risultato del periodo di pertinenza di terzi
E' relativo unicamente alla partecipazione di terzi del 25% nella società O-Dodeca B.V.. Come già commentato sopra, nel corso dell'esercizio la controllata Campari-Crodo S.p.A. ha riacquistato la quota del 6% di Cinzano Investimenti e Partecipazioni S.p.A., precedentemente detenuta da F.lli Gancia &C. S.p.A. Successivamente, è stata perfezionata la fusione per incorporazione di Cinzano Investimenti e Partecipazioni S.p.A. in Campari-Crodo S.p.A..

Altre informazioni

Risultati per aree di attività
Per i risultati e commenti per area di attività si rimanda alla relazione degli amministratori sulla gestione.

Dati relativi ai dipendenti
Il numero medio dei dipendenti delle imprese incluse nell'area di consolidamento è il seguente:

Per categoria	31 dicembre 2001	31 dicembre 2000	Variazione
Dirigenti	56	50	6
Impiegati	580	518	62
Operai	504	346	158
Totale	1.140	914	226

Per area geografica	31 dicembre 2001	31 dicembre 2000	Variazione
Italia	622	670	(48)
Estero	518	244	274
Totale	1.140	914	226

L'aumento dell'organico, specie nelle società estere, è da porsi in diretta relazione con la variazione del perimetro di consolidamento per effetto dell'acquisizione brasiliana.

Ammontare dei compensi ad amministratori e sindaci

I compensi globalmente spettanti agli amministratori e ai sindaci dell'impresa Capogruppo anche in altre imprese incluse nel consolidamento sono i seguenti:

	31 dicembre 2001	31 dicembre 2000	Variazione
Amministratori	5.503	4.743	760
Sindaci	287	105	182
Totale	5.790	4.848	942

I compensi sono indicati al netto dell'imposta sul valore aggiunto e dei contributi integrativi a carico dell'azienda e al lordo dei contributi a carico dei percipienti.

Raccordo con il bilancio della Società Capogruppo

Il patrimonio netto ed il risultato dell'esercizio della Capogruppo e quelli consolidati di pertinenza del Gruppo al 31 dicembre 2001 si raccordano come segue:

	31 dicembre 2001		31 dicembre 2000	
	Patrimonio netto	Risultato dell'esercizio	Patrimonio netto	Risultato dell'esercizio
Bilancio della Capogruppo	238.995	32.411	232.081	17.562
Differenza tra valore di carico delle partecipate consolidate e corrispondente patrimonio netto	213.335	107.789	189.918	106.731
Eliminazione dei dividendi distribuiti da società consolidate	-	(76.325)	-	(32.151)
Eliminazione degli utili intragruppo al netto dell'effetto fiscale	(19.457)	(310)	(19.148)	(40.363)
Allineamento dei criteri di valutazione	(2.536)	(159)	(4.145)	1.052
Bilancio consolidato	430.337	63.406	398.706	52.831

Il Presidente
del Consiglio di Amministrazione
Dottor Luca Garavoglia

Davide Campari – Milano S.p.A.

Allegati al bilancio consolidato al 31 dicembre 2001

1. Elenco delle partecipazioni
2. Bilancio consolidato riclassificato
   - Stato patrimoniale
   - Conto economico
3. Rendiconto finanziario del Gruppo

Davide Campari – Milano S.p.A.

Elenco delle partecipazioni

ai sensi della delibera Consob n. 11971 del 14 maggio 1999 articolo 126

Imprese controllate consolidate con il metodo integrale

Denominazione sociale	Attività	Sede	Capitale sociale al 31 dicembre 2001 Valuta	Importo	% posseduta dalla Capogruppo diretta	indiretta	soggetto azionista diretto
Capogruppo							
Davide Campari-Milano S.p.A.	Società *holding* e di produzione	Milano	€	29.040.000	-	-	
Italia							
Campari S.p.A.	Società commerciale	Milano	€	1.220.076		100,00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A.	Società *holding* e di produzione	Milano	€	21.957.000		100,00	DI.CI.E. Holding B.V.
Francesco Cinzano & C.ia S.p.A.	Società commerciale	Milano	€	1.200.000		100,00	Campari-Crodo S.p.A.
Immobiliare Vassilli 1981 S.r.l.	Società immobiliare	Milano	€	100.000		100,00	Lacedaemon Holding B.V.
Società Acque Minerali Ossolane S.p.A.	Società commerciale	Milano	€	104.000		100,00	Campari-Crodo S.p.A.
Europa							
Campari Deutschland GmbH	Società commerciale	Monaco (D)	€	5.112.919		100,00	DI.CI.E. Holding B.V.
Campari Finance Teoranta	Società finanziaria	Dublino (I)	€	1.000.000	100,00		
Campari France S.A.	Società di produzione	Nanterre (F)	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari Holding S.A.	Società *holding*	Roveredo (CH)	CHF	15.000.000	100,00		
Campari International S.A.M.	Società commerciale	Monaco (MC)	€	155.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G.	Società commerciale	Zug (CH)	CHF	2.000.000		100,00	Campari Holding S.A.
DI.CI.E. Holding B.V.	Società *holding*	Amsterdam (NL)	€	14.974.747	100,00		
Lacedaemon Holding B.V.	Società *holding*	Amsterdam (NL)	€	10.436.945		100,00	Campari Holding S.A.
N. Kaloyannis Bros. A.E.B.E.	Società commerciale	Piraeus (GR)	€	325.500		75,00	O-Dodeca B.V.
O-Dodeca B.V.	Società *holding*	Amsterdam (NL)	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA	Società di servizi	Funchal (P)	€	5.000	100,00		
Sovinac S.A.	Società immobiliare	Bruxelles (B)	€	613.600		100,00	Lacedaemon Holding B.V.
Americhe							
Campari do Brasil Ltda.	Società di produzione e commerciale	Barueri (Brasile)	BRC	243.202.100	100,00		
Gregson's S.A.	Società proprietaria di marchi	Montevideo (Uruguay)	UYP	175.000		100,00	Campari do Brasil Ltda.
Kenston sales & services Inc. S.A.	Società finanziaria	Montevideo (Uruguay)	USD	15.000		100,00	Campari do Brasil Ltda.
Redfire, Inc	Società *holding*	Wilmington, Delaware (USA)	USD	7.950.000	100,00		

Altre partecipazioni

Denominazione sociale	Attività	Sede	Capitale sociale al 31 dicembre 2001		% posseduta dalla Capogruppo			valore di carico	Criterio di valutazione
			Valuta	Importo	diretta	indiretta	soggetto azionista diretto	€ /000	
Società controllate non consolidate									
Campari Management S.A.M. (*)		Monaco (MC)	€	160.000		75,00	DI.CI.E. Holding B.V.	398	Patrimonio netto
						25,00	Lacedaemon Holding B.V.		
Società collegate									
International Marques V.o.f.	Società commerciale	Harleem (NL)	€	210.000		33,33	DI.CI.E. Holding B.V.	223	Patrimonio netto
M.C.S. S.c.a.r.l.	Società commerciale	Bruxelles (B)	€	464.808		33,33	DI.CI.E. Holding B.V.	246	Patrimonio netto
Longhi & Associati S.r.l.	Società di servizi	Milano	€	10.400		30,00	Lacedaemon Holding B.V.	62	Patrimonio netto

(*) società in liquidazione dal 1 aprile 2001

Davide Campari – Milano S.p.A.

Bilancio consolidato riclassificato

Stato patrimoniale

(€ migliaia)

ATTIVITA'	31 dicembre 2001	31 dicembre 2000
Attività correnti		
Cassa e banche	177.766	167.732
Titoli negoziabili	46.370	48.908
Crediti finanziari, quota a breve	337	2.612
Crediti verso clienti, al netto del fondo svalutazione	119.509	89.785
Crediti verso collegate	2.500	2.534
Anticipi a fornitori	7.776	6.868
Crediti verso l'erario	5.769	7.699
Imposte anticipate	6.584	6.707
Rimanenze	64.368	49.734
Altre attività correnti, al netto del fondo svalutazione	6.803	6.806
Totale attività correnti	**437.782**	**389.385**
Immobilizzazioni materiali		
Terreni e fabbricati	83.336	88.014
Macchinari e impianti	113.955	93.466
Altri	53.151	49.464
Fondo ammortamento	(164.037)	(143.092)
	86.405	87.852
Immobilizzazioni in corso	4.599	229
Immobilizzazioni materiali nette	**91.004**	**88.081**
Avviamento, al netto dell'ammortamento	152.580	83.377
Altre immobilizzazioni immateriali, al netto dell'ammortamento	18.343	16.936
Partecipazioni	18.762	17.150
Crediti verso controllanti	-	1.659
Crediti finanziari, al netto della quota corrente	2.299	1.939
Altre attività	1.221	921
Azioni proprie	31.000	-
Totale attività	**752.991**	**599.448**
PASSIVITA' E PATRIMONIO NETTO		
Passività correnti		
Debiti verso banche	112.285	11.453
Leasing immobiliare, quota corrente	1.787	1.647
Debiti verso fornitori	89.070	68.125
Debiti verso collegate	1.488	1.273
Anticipi da clienti	34	192
Premi di fine anno a clienti	8.839	7.425
Provvigioni passive	881	1.190
Imposte sul reddito	5.850	8.188
Debiti verso l'erario	16.690	14.184
Contributi previdenziali	2.693	2.702
Dipendenti	4.412	4.012
Depositi da clienti per imballaggi	6.763	6.887
Altre passività correnti	5.180	3.377
Totale passività correnti	**255.972**	**130.655**
Trattamento di fine rapporto	10.854	12.481
Leasing immobiliare, meno quota corrente	13.455	15.241
Debiti verso l'erario non correnti	24.797	25.224
Imposte differite	6.072	4.730
Altre passività non correnti	9.207	7.428
Interessi di minoranza	2.297	4.983
Totale passività non correnti	**66.682**	**70.087**
Patrimonio netto		
Capitale	29.040	29.040
Riserve	401.297	369.666
Totale patrimonio netto	**430.337**	**398.706**
Totale passività e patrimonio netto	**752.991**	**599.448**

Davide Campari – Milano S.p.A.
Bilancio consolidato riclassificato
Conto economico
(€ migliaia)

	31 dicembre 2001	31 dicembre 2000
Vendite nette	**494.271**	**434.042**
Materiali	(170.049)	(146.611)
Costi di produzione	(41.483)	(34.557)
Totale costo del venduto	**(211.532)**	**(181.168)**
Margine lordo	**282.739**	**252.874**
Pubblicità e promozioni	(91.282)	(79.602)
Costi di vendita e distribuzione	(54.960)	(50.465)
Margine commerciale	**136.497**	**122.807**
Spese generali e amministrative	(30.831)	(28.478)
Ammortamento avviamento e marchi	(11.446)	(7.900)
Risultato operativo = EBIT prima dei costi non ricorrenti	**94.220**	**86.429**
Costi non ricorrenti	(5.575)	(1.083)
Risultato operativo = EBIT	**88.645**	**85.346**
Proventi (oneri) finanziari netti	3.153	5.291
Utili (perdite) su cambi netti	(3.872)	98
Altri proventi (oneri) non operativi	6.066	6.663
Interessi di minoranza	9	65
Utile prima delle imposte	**94.001**	**97.463**
Imposte dell'esercizio	(30.595)	(44.632)
Utile netto del Gruppo	**63.406**	**52.831**
EBITDA prima dei costi non ricorrenti	**120.046**	**105.748**
EBITDA	**114.470**	**104.665**
EBITA prima dei costi non ricorrenti	**105.666**	**94.329**
EBITA	**100.091**	**93.246**

Davide Campari – Milano S.p.A.
Rendiconto finanziario consolidato
(€ migliaia)

	31 dicembre 2001	31 dicembre 2000
Flusso di cassa da attività operative		
Utile netto dell'esercizio	**63.406**	**52.831**
Rettifiche per riconciliare l'utile netto al flusso di cassa generato dalle attività operative:		
Ammortamenti	25.825	19.318
Accantonamento imposte per contenzioso	-	17.043
Imposte differite	5.469	2.478
Plusvalenze da cessioni di immobilizzazioni	(4.266)	(7.225)
Accantonamenti per fondo trattamento di fine rapporto	1.434	1.563
Altre voci che non determinano movimenti di cassa	6.447	2.946
Pagamenti del fondo trattamento di fine rapporto	(3.061)	(687)
	31.848	34.436
Variazioni nelle attività e passività operative:		
Crediti verso clienti	(18.864)	25.205
Rimanenze	(4.825)	(2.806)
Debiti verso fornitori	18.679	(18.655)
Imposte	210	12.504
Altri, netti	(2.194)	267
	(6.994)	16.515
Flusso di cassa generato dalle attività operative	**88.260**	**104.782**
Flusso di cassa da attività di investimento		
Acquisizione immobilizzazioni materiali	(12.515)	(12.172)
Proventi da cessioni di immobilizzazioni materiali	7.816	9.968
Acquisizione immobilizzazioni immateriali	(2.311)	(2.654)
Acquisizione di nuove controllate, al netto della cassa acquisita (*)	(112.595)	(10.056)
Variazione netta partecipazioni	(2.719)	(292)
Acquisto azioni proprie	(31.000)	-
Variazione netta dei titoli	2.538	(29.769)
Variazione dei crediti finanziari	3.016	2.501
Variazione PN terzi	6	-
Flusso di cassa generato dalle attività di investimento	**(147.764)**	**(42.474)**
Flusso di cassa da attività di finanziamento		
Rimborso debito per leasing	(1.646)	(1.669)
Variazione netta dei debiti verso banche a breve termine	98.085	(1.584)
Dividendo	(25.496)	(25.496)
Flusso di cassa generato dalle attività di finanziamento	**70.943**	**(28.749)**
Differenze cambio e altri movimenti	(1.405)	
Aumento (diminuzione) netta cassa e banche	**10.034**	**33.559**
Cassa e banche all'inizio dell'esercizio	167.732	134.173
Cassa e banche alla fine del periodo	**177.766**	**167.732**

(*): Al 31 dicembre 2001, la voce si riferisce all'acquisizione brasiliana per € 107.434 migliaia e al riacquisto del 6% della controllata Cinzano Investimenti e Partecipazioni S.p.A. per € 5.161 migliaia.

GRUPPO CAMPARI

PRESS RELEASE

Campari: Shareholders' Meeting approves 2001 accounts

- **2001 accounts adopted by the Shareholders' Meeting**
- **A dividend of € 0.88 per share approved**
- **Directors appointed**

Milan, April 30th, 2002 – Today, the Shareholders' Meeting of Davide Campari-Milano S.p.A. adopted the Company's 2001 accounts and approved a dividend of € 0.88 per share, gross of all applicable withholding taxes, payable as of May 9th, 2002.

The Shareholders' Meeting was saddened by the announcement of the sudden death of the Director Professor Vincenzo Caianiello.

Mr. Carlo Campanini Bonomi, Ambassador Renato Ruggiero and Mr. Matteo D'Asta were appointed to the Board of Directors until approval of the 2003 accounts.

2001 was a turning point for the Campari Group in terms of the significance of acquisitions, the positive effects of going public and achieving excellent economic and financial results.

As announced on 27th March 2002, consolidated sales net of discounts and excise duties were € 494.3 million, up by 13.9%, of which 9.9% was attributable to external growth, mainly deriving from the Brazilian acquisition in January 2001, and 4.0% resulting from organic growth (5.5% excluding adverse exchange rates effects).

Sales growth is mainly attributable to the very positive performance of spirits, which increased by 20.6%, 16.5% of which was derived from the Brazilian acquisition and 4.1% (6.6% excluding adverse exchange rate effects) from organic growth of core brands such as *CampariSoda*, *SKYY Vodka* and *Jägermeister*. Net sales of wines, represented almost entirely by the *Cinzano* brands, totalled € 73.6 million, revealing an increase of 8.4%. Soft drinks' net sales were € 127.4 million, with an increase of 2.5%, led by *Crodino*'s excellent performance (by far the segment's most profitable brand), which grew by 8.9%.

Operating margins benefited from a favourable sales mix, with higher volumes by the more profitable brands. EBITDA and EBIT before non-recurring expenses, resulting mainly from costs related to the IPO, grew respectively by 13.5% and by 9.0%.

Net profits were up 20.0% at € 63.4 million.

The Group's cash generation was strong: the income statement reports a cash surplus from operations of € 88.3 million. At year's end, the Group's positive financial position was € 96.6 million. As of December 31, 2001, consolidated net equity was € 430.3 million.

Among the events subsequent to the end of 2001, it's worth mentioning that on January 15, 2002, the Group finalized the acquisition of an additional 50% share in Skyy Spirits, LLC, the American company that owns *SKYY Vodka*, one of the leading brands of the US premium vodka market, thereby becoming the company's controlling shareholder with a 58.9% majority. Moreover, on February 6, 2002, the Group finalized the acquisition of a 100% share in Zedda Piras S.p.A., a company based in Alghero, Italy, and owner of Mirto di Sardegna, which controls 67.62% of Sella & Mosca S.p.A., a major player in the Italian premium wine market.

For 2002, Campari foresees an approximate 30% growth in consolidated sales, a significant portion of which is the result of consolidation of the recently acquired companies.

*** more ***

The Campari Group is one of the world's leading alcoholic beverage players with a leading position in the Italian and Brazilian markets and a strong presence in the USA, Germany and Switzerland.
The Group, which has more than 140 years experience in the business, has always had a strong international bias, with over 50% of consolidated sales deriving from the export of its brands to over 190 countries.
Following an intensive acquisition campaign undertaken over the last few years, the Group today has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar *and* Cinzano *and leading local brands, such as* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda *and* Pelmosoda *in Italy,* Ouzo 12 *in Greece and in Germany,* Dreher, Old Eight, Drury's *and* Liebfraumilch *in Brazil and* Gregson's *in Uruguay. The Group has its headquarters in Milan, Italy, while its main subsidiaries are located in Monaco, USA, Brazil, Germany, Switzerland and France. The Group has over 1,300 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.*

For further information please contact:
Chiara Garavini — Tel.: +39 02 6225 330 — E-mail: investor.relations@campari.com
Investor Relations Manager — Fax: +39 02 6225 479 — Web site: www.campari.com

***

Attachment (1) CAMPARI GROUP - CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT

	2001 (€ millions)	%	2000 (€ millions)	%	Change %
Net sales (1)	**494.3**	**100.0**	**434.0**	**100.0**	**13.9**
Cost of materials	(170.0)	-34.4	(146.6)	-33.8	16.0
Manufacturing costs	(41.5)	-8.4	(34.5)	-7.9	20.0
Total cost of sales	(211.5)	-42.8	(181.1)	-41.7	16.8
Gross Margin	**282.8**	**57.2**	**252.9**	**58.3**	**11.8**
Advertising and promotion	(91.3)	-18.5	(79.6)	-18.3	14.7
Selling and distribution expenses	(55.0)	-11.1	(50.5)	-11.6	8.9
Trading margin	**136.5**	**27.6**	**122.8**	**28.3**	**11.1**
General and administrative expenses	(30.9)	-6.3	(28.5)	-6.6	8.3
Amortisation of goodwill and trademarks	(11.4)	-2.3	(7.9)	-1.8	44.9
EBIT before non-recurring expenses	**94.2**	**19.1**	**86.4**	**19.9**	**9.0**
Non-recurring expenses	(5.6)	-1.1	(1.1)	-0.3	
EBIT after non-recurring expenses	**88.6**	**17.9**	**85.3**	**19.7**	**3.9**
Net interest income (charges)	3.2	0.6	5.3	1.2	-40.4
Exchange-rate gains (losses), net	(3.9)	-0.8	0.1	0.0	
Others, net	6.1	1.2	6.7	1.5	-9.0
Minority interests	0.0	0.0	0.1	0.0	
Income before taxes	**94.0**	**19.0**	**97.5**	**22.5**	**-3.6**
Taxes	(30.6)	-6.2	(44.7)	-10.3	-31.5
Net profit	**63.4**	**12.8**	**52.8**	**12.2**	**20.0**
Depreciation	11.3	2.3	9.7	2.2	16.1
Amortisation	14.5	2.9	9.6	2.2	51.5
Total depreciation & amortisation	**25.8**	**5.2**	**19.3**	**4.4**	**33.7**

(1) Net of discounts and excise duty

EBITDA before non-recurring expenses	**120.0**	**24.3**	**105.7**	**24.4**	**13.5**
EBITDA	**114.5**	**23.2**	**104.7**	**24.1**	**9.4**
EBITA before non-recurring expenses (2)	**105.7**	**21.4**	**94.3**	**21.7**	**12.0**
EBITA (2)	**100.1**	**20.3**	**93.2**	**21.5**	**7.3**

(2) EBITA = EBIT before amortisation of goodwill and trademarks

Attachment (2) CAMPARI GROUP - CONSOLIDATED BALANCE SHEET

	31-12-01 (€ millions)	%	31-12-00 (€ millions)	%
Inventories	64.4	*19.2*	49.7	*23.1*
Trade receivables, net [(1)]	110.7	*32.9*	82.4	*38.2*
Trade payables	(89.1)	*-26.5*	(68.1)	*-31.6*
Operating working capital	**86.0**	***25.6***	**64.0**	***29.7***
- Other current assets	29.8	*8.9*	33.2	*15.4*
- Other current liabilities	(44.0)	*-13.1*	(42.0)	*-19.5*
Other working capital	**(14.2)**	***-4.2***	**(8.8)**	***-4.1***
Net working capital	**71.7**	***21.4***	**55.2**	***25.6***
Other liabilities	**(50.9)**	***-15.2***	**(49.8)**	***-23.1***
Tangible assets	91.0	*27.1*	88.1	*40.9*
Intangible assets	170.9	*50.9*	100.3	*46.5*
Financial assets	53.3	*15.9*	21.7	*10.1*
Invested capital	**315.2**	***93.8***	**210.1**	***97.5***
TOTAL CAPITAL EMPLOYED	**336.0**	***100.0***	**215.5**	***100.0***
Equity	**430.3**	***128.1***	**398.7**	***185.0***
Minority interest	**2.3**	***0.7***	**5.0**	***2.3***
Cash and banks	(177.8)	*-52.9*	(167.7)	*-77.8*
Commercial paper and marketable securities	(46.4)	*-13.8*	(48.9)	*-22.7*
Bank borrowings	112.3	*33.4*	11.6	*5.4*
Capital lease obligation, current portion	1.8	*0.5*	1.6	*0.8*
Capital lease obligation, less current portion	13.5	*4.0*	15.2	*7.1*
Net debt (cash)	**(96.6)**	**-28.8**	**(188.2)**	**-87.3**
TOTAL FINANCING SOURCES	**336.0**	***100.0***	**215.5**	***100.0***

(1) Net of year end discounts and allowances for doubtful accounts

GRUPPO

CAMPARI

COMUNICATO STAMPA

Campari: l'Assemblea approva il Bilancio 2001

- **L'Assemblea ha approvato il Bilancio 2001**
- **E' stata deliberata la distribuzione di un dividendo di € 0,88 per azione**
- **E' stata ratificata la cooptazione e sono stati nominati dei Consiglieri**

Milano, 30 aprile 2002 - L'Assemblea di Davide Campari-Milano S.p.A. ha approvato oggi il bilancio relativo all'esercizio 2001.

L'Assemblea ha deliberato la distribuzione di un dividendo di € 0,88 per azione al lordo delle ritenute di legge, con stacco della cedola n. 2 in data 6 maggio 2002 e in pagamento a partire dal 9 maggio 2002.

L'Assemblea, dopo aver commemorato il compianto Amministratore professor avvocato Caianiello, ha nominato Amministratori il dottor Carlo Campanini Bonomi, l'ambasciatore Renato Ruggiero e l'avvocato Matteo D'Asta, con mandato sino alla data di approvazione del bilancio dell'esercizio 2003.

L'esercizio 2001 ha segnato un punto di svolta per il Gruppo per la rilevanza delle acquisizioni effettuate, gli effetti positivi derivanti dal processo di quotazione in Borsa e il raggiungimento di eccellenti risultati economico-finanziari.

Come già illustrato lo scorso 27 marzo, il fatturato consolidato al netto di sconti e accise, pari a € 494,3 milioni, evidenzia un incremento del 13,9%, composto da una crescita esterna del 9,9%, sostanzialmente derivante dall'acquisizione delle attività brasiliane nel gennaio 2001, e da una crescita organica del 4,0%, che sale al 5,5% se depurata degli effetti negativi connessi all'andamento dei cambi.

La *performance* decisamente positiva delle vendite è attribuibile in primo luogo al buon andamento del segmento *spirits,* in crescita in valore del 20,6%, di cui il 16,5% è attribuibile al consolidamento dell'acquisizione brasiliana e il 4,1% (6,6% al lordo degli effetti di cambio) alla crescita organica, grazie alla positiva *performance* di tutti i marchi in portafoglio e in particolare di CampariSoda, SKYY Vodka e Jägermeister. Le vendite nette del segmento *wines*, rappresentate quasi interamente dai marchi Cinzano, ammontano a € 73,6 milioni, in crescita del 8,4%. Il segmento *soft drinks* ha registrato vendite nette pari a € 127,4 milioni, con un incremento del 2,5%, guidato dall'ottima *performance* di Crodino (di gran lunga il *brand* più profittevole del comparto), in crescita del 8,9%.

I margini operativi hanno beneficiato del *mix* favorevole delle vendite, che ha visto aumentare il peso dei *brand* a più elevata redditività: l'EBITDA e l'EBIT prima dei costi non ricorrenti, attribuibili per la maggior parte all'operazione di quotazione, hanno registrato una crescita rispettivamente del 13,5% e del 9,0%.

L'utile netto, è stato di € 63,4 milioni, in crescita del 20,0%.

Si conferma inoltre la forte capacità del Gruppo di generare cassa: il rendiconto finanziario evidenzia infatti un *surplus* di cassa della gestione operativa di € 88,3 milioni. Al 31 dicembre 2001 la posizione finanziaria netta è positiva per € 96,6 milioni. Il patrimonio netto consolidato al 31 dicembre 2001 ammonta a € 430,3 milioni.

Tra gli eventi successivi alla chiusura del 2001, si segnala che il 15 gennaio 2002 il Gruppo Campari ha perfezionato l'acquisizione di un'ulteriore partecipazione del 50% in Skyy Spirits, LLC, società americana proprietaria di SKYY Vodka, uno dei principali *brand* di *premium* vodka negli Stati Uniti, divenendone quindi azionista di controllo con una partecipazione del 58,9%. Il 6 febbraio 2002, il Gruppo ha inoltre perfezionato l'acquisizione del 100% di Zedda Piras S.p.A., società con sede operativa ad Alghero e proprietaria dell'omonimo Mirto di Sardegna, che controlla il 67,62% di Sella & Mosca S.p.A., uno dei più importanti operatori vitivinicoli in Italia.

Per il 2002, Campari prevede una crescita del fatturato consolidato di circa il 30%, a cui contribuirà in misura significativa il consolidamento delle società recentemente acquisite.

*** *continua* ***

Il Gruppo Campari è uno dei maggiori player *mondiali nel settore delle bevande alcoliche, con* leadership *nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo, che vanta 140 anni di esperienza nel settore, ha da sempre una forte vocazione internazionale: dagli oltre 190 paesi in cui vengono esportati i* brand *del Gruppo deriva infatti oltre la metà del fatturato consolidato. Il Gruppo, anche a seguito di un'intensa strategia di acquisizioni a livello internazionale perseguita negli ultimi anni, vanta oggi un portafoglio ricco e articolato su tre importanti segmenti del settore delle bevande:* spirits, wines e soft drinks. *Il portafoglio prodotti di proprietà include* brand *di grande notorietà internazionale come* Campari, SKYY Vodka, Cynar e Cinzano *e marchi* leader *in mercati locali come* CampariSoda, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda *in Italia,* Ouzo 12 *in Grecia e in Germania,* Dreher, Old Eight, Drury's e Liebraumilch *in Brasile* e Gregson's *in Uruguay. La sede della Società è a Milano, mentre le principali controllate sono a Monaco, negli USA, in Brasile, in Germania, in Svizzera e in Francia. Il Gruppo impiega oltre 1.300 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato telematico azionario organizzato e gestito da Borsa Italiana S.p.A.*

Per ulteriori informazioni:

Chiara Garavini	Tel.: +39 02 6225 330	E-mail: investor.relations@campari.com
Investor Relations Manager	Fax: +39 02 6225 479	Web site: www.campari.com

***

Allegato 1) GRUPPO CAMPARI – CONTO ECONOMICO CONSOLIDATO

CONTO ECONOMICO CONSOLIDATO

	2001 (€ milioni)	%	2000 (€ milioni)	%	Variazione %
Vendite nette (1)	**494,3**	**100,0**	**434,0**	**100,0**	**13,9**
Costo dei materiali	(170,0)	-34,4	(146,6)	-33,8	16,0
Costi di produzione	(41,5)	-8,4	(34,5)	-7,9	20,0
Totale costo del venduto	(211,5)	-42,8	(181,1)	-41,7	16,8
Margine lordo	**282,8**	**57,2**	**252,9**	**58,3**	**11,8**
Pubblicità e promozioni	(91,3)	-18,5	(79,6)	-18,3	14,7
Costi di vendita e distribuzione	(55,0)	-11,1	(50,5)	-11,6	8,9
Margine commerciale	**136,5**	**27,6**	**122,8**	**28,3**	**11,1**
Spese generali e amministrative	(30,9)	-6,3	(28,5)	-6,6	8,3
Ammortamento avviamento e marchi	(11,4)	-2,3	(7,9)	-1,8	44,9
Risultato operativo (= EBIT) prima dei costi non ricorrenti	**94,2**	**19,1**	**86,4**	**19,9**	**9,0**
Costi non ricorrenti	(5,6)	-1,1	(1,1)	-0,3	
Risultato operativo (= EBIT) dopo i costi non ricorrenti	**88,6**	**17,9**	**85,3**	**19,7**	**3,9**
Proventi (oneri) finanziari netti	3,2	0,6	5,3	1,2	-40,4
Utili (perdite) su cambi netti	(3,9)	-0,8	0,1	0,0	
Altri proventi (oneri) non operativi	6,1	1,2	6,7	1,5	-9,0
Interessi di minoranza	0,0	0,0	0,1	0,0	
Utile prima delle imposte	**94,0**	**19,0**	**97,5**	**22,5**	**-3,6**
Imposte	(30,6)	-6,2	(44,7)	-10,3	-31,5
Utile netto	**63,4**	**12,8**	**52,8**	**12,2**	**20,0**
Ammortamenti delle immobilizzazioni materiali	11,3	2,3	9,7	2,2	16,1
Ammortamenti delle immobilizzazioni immateriali	14,5	2,9	9,6	2,2	51,5
Totale ammortamenti	**25,8**	**5,2**	**19,3**	**4,4**	**33,7**

(1) Al netto di sconti e accise

EBITDA prima dei costi non ricorrenti	**120,0**	**24,3**	**105,7**	**24,4**	13,5
EBITDA	**114,5**	**23,2**	**104,7**	**24,1**	9,4
EBITA prima dei costi non ricorrenti (2)	**105,7**	**21,4**	**94,3**	**21,7**	12,0
EBITA (2)	**100,1**	**20,3**	**93,2**	**21,5**	7,3

(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi

**** continua ****

Allegato 2) GRUPPO CAMPARI - STATO PATRIMONIALE CONSOLIDATO

	31-12-2001 (€ milioni)	%	31-12-2000 (€ milioni)	%
Rimanenze	64,4	*19,2*	49,7	*23,1*
Crediti verso clienti [1]	110,7	*32,9*	82,4	*38,2*
Debiti verso fornitori	(89,1)	*-26,5*	(68,1)	*-31,6*
Capitale circolante operativo	**86,0**	***25,6***	**64,0**	***29,7***
Altre attività correnti	29,8	*8,9*	33,2	*15,4*
Altre passività correnti	(44,0)	*-13,1*	(42,0)	*-19,5*
Altre voci di capitale circolante	**(14,2)**	***-4,2***	**(8,8)**	***-4,1***
Capitale circolante netto	**71,7**	***21,4***	**55,2**	***25,6***
Altri debiti	**(50,9)**	***-15,2***	**(49,8)**	***-23,1***
Immobilizzazioni materiali nette	91,0	*27,1*	88,1	*40,9*
Immobilizzazioni immateriali nette	170,9	*50,9*	100,3	*46,5*
Immobilizzazioni finanziarie e altre attività finanziarie	53,3	*15,9*	21,7	*10,1*
Capitale investito	**315,2**	***93,8***	**210,1**	***97,5***
Capitale investito netto	**336,0**	***100,0***	**215,5**	***100,0***

Patrimonio netto del Gruppo	**430,3**	***128,1***	**398,7**	***185,0***
Interessi di minoranza	**2,3**	***0,7***	**5,0**	***2,3***
Cassa e banche	(177,8)	*-52,9*	(167,7)	*-77,8*
Titoli negoziabili	(46,4)	*-13,8*	(48,9)	*-22,7*
Debiti verso banche a breve	112,3	*33,4*	11,6	*5,4*
Leasing immobiliare, quota corrente	1,8	*0,5*	1,6	*0,8*
Leasing immobiliare, al netto della quota corrente	13,5	*4,0*	15,2	*7,1*
Posizione finanziaria netta	**(96,6)**	***-28,8***	**(188,2)**	***-87,3***
Fonti di finanziamento	**336,0**	***100,0***	**215,5**	***100,0***

(1) Al netto di premi di fine anno e fondo svalutazione crediti